Exhibit 99.1

          3rd Quarter 2012 • Report to Shareholders • Three and Nine months ended July 31, 2012
TD Bank Group Reports Third Quarter 2012 Results

The financial information in this document is reported in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.
   The Bank transitioned from Canadian Generally Accepted Accounting Principles (GAAP) to IFRS effective for interim and annual periods beginning the first quarter of fiscal 2012. The Interim Consolidated Financial Statements for the period ended July 31, 2012 reflect the Bank’s third set of financial statements prepared under IFRS. Comparative periods in 2011 have also been prepared under IFRS.
   Reported results conform to GAAP, in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.
   Effective the first quarter of 2012, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance (formerly called Wealth Management). Prior period results have been restated accordingly.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:
•	Reported diluted earnings per share were $1.78, compared with $1.58.
•	Adjusted diluted earnings per share were $1.91, compared with $1.75.
•	Reported net income was $1,703 million, compared with $1,490 million.
•	Adjusted net income was $1,820 million, compared with $1,635 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2012, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $5.11, compared with $4.75.
•	Adjusted diluted earnings per share were $5.59, compared with $5.10.
•	Reported net income was $4,874 million, compared with $4,456 million.
•	Adjusted net income was $5,318 million, compared with $4,776 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $59 million after tax (6 cents per share), compared with $94 million after tax (11 cents per share) in the third quarter last year.
•
A gain of $2 million after tax, due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a gain of $5 million after tax in the third quarter last year.

•	Integration charges relating to the Chrysler Financial acquisition of $6 million after tax (1 cent per share), compared with $26 million after tax (3 cents per share) in the third quarter last year.
•	Integration charges of $25 million after tax (3 cents per share), relating to the acquisition of the MBNA Canada credit card portfolio.
•	A litigation reserve of $77 million after tax (8 cents per share).
•	Reduction of allowance for incurred but not identified credit losses of $30 million after tax (3 cents per share).
•	A positive impact of $18 million after tax (2 cents per share) due to changes in statutory income tax rates.

TORONTO, August 30, 2012 — TD Bank Group (TD or the Bank) today announced its financial results for the third quarter ended July 31, 2012. The Bank delivered a new record quarter, reflecting strong retail and solid wholesale earnings.
“This was a great quarter for TD, with growth driven by record retail earnings and a significant improvement in wholesale earnings,” said Ed Clark, Group President and Chief Executive Officer. “We’re pleased to announce a dividend increase of 5 cents per common share and an increase in our payout range to 40-50% of adjusted earnings. This marks our second dividend increase this year and means that our fiscal 2012 dividend will increase by 11%, a big positive for our investors. Our ability to increase dividends points to the stability and high quality of our customer-driven earnings and the Board’s confidence in our continuing ability to deliver long-term growth even in a tough operating environment.”

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted a record quarter, with reported net income of $864 million. Adjusted net income was $889 million, up 12% from the same period last year. Results for the quarter were driven primarily by good volume growth in loans and deposits, better credit performance and an elevated contribution from MBNA.
“I am very pleased with our results this quarter, as all our major businesses contributed to delivering record earnings,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Credit Cards. “While we expect the low interest rate environment and slower economic growth to be stronger headwinds going forward, we will continue to focus on delivering legendary customer service and convenience, which has earned TD a seventh consecutive J.D. Power and Associates Award for highest customer satisfaction levels among the Big Five banks.”

Wealth and Insurance
Wealth and Insurance delivered net income of $360 million in the quarter, up 3% from the same period last year. Lower transaction revenue in Wealth due to decreased trading volumes were largely offset by increases in fee-based revenue from asset growth. In the Insurance business, revenue increases from premium growth and the inclusion of MBNA were more than offset by adjustments to reserves for claims liabilities and higher claims from weather-related events. TD Ameritrade contributed $56 million in earnings to the segment, up 17% from the same period last year.
“This was a solid quarter for our Wealth and Insurance businesses, despite a tougher operating environment and lower trading volumes,” said Mike Pedersen, Group Head, Wealth Management, Insurance, and Corporate Shared Services. “We are gaining market share in Wealth and fee-based revenue remains strong, with good net client asset growth in our advice-based and asset management businesses. The Insurance business has seen strong growth year to date, with good premium growth and, despite a softer quarter, is on track for a strong year.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking delivered solid earnings this quarter, with reported net income of US$279 million. On an adjusted basis, net income was US$355 million, up 3% from the same period last year, driven primarily by strong organic volume growth in loans and deposits.
“Strong core volume growth this quarter again helped mitigate the impact of the Durbin Amendment for TD Bank, America’s Most Convenient Bank,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking. “Despite the economic and regulatory headwinds, we will continue to invest in our future growth and we remain on track to open 35 new stores in 2012.”

Wholesale Banking
Wholesale Banking recorded net income of $180 million for the quarter, up 61% compared with the same period last year. The increase was primarily due to higher trading-related revenue and improved fixed income and credit trading. Results were partially offset by higher non-interest expenses and PCL.
"I am very pleased that we delivered another solid quarter in challenging markets," said Bob Dorrance, Group Head, Wholesale Banking. "Trading revenue exceeded expectations, and while we believe it will normalize in the coming quarters, we expect our client-centric business model to continue to generate targeted returns."

Capital
TD’s Tier 1 capital ratio was 12.2% in the quarter and capital quality remained very high. TD continues to exceed the 7% common equity tier one Basel III requirement on a fully phased-in basis.

Conclusion
“We’re very pleased with our results this quarter, which reflect the stability of our earnings in tough times,” said Clark. “We feel more comfortable that we will be able to deliver adjusted EPS growth at the low end of our 7-10% range for 2012. While slow growth in the economy and a sustained low interest rate environment continue to present challenges, we are focused on organic growth opportunities, making productivity a competitive advantage, strategically investing in our businesses and leveraging our legendary service and convenience brand in the marketplace.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 3

	CONTENTS

1	THIRD QUARTER FINANCIAL HIGHLIGHTS and	41	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	41	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4	Financial Highlights	42	Interim Consolidated Balance Sheet
5	How We Performed	43	Interim Consolidated Statement of Income
10	Financial Results Overview	44	Interim Consolidated Statement of Changes in Equity
15	How Our Businesses Performed	45	Interim Consolidated Statement of Comprehensive Income
24	Balance Sheet Review	46	Interim Consolidated Statement of Cash Flows
25	Credit Portfolio Quality	47	Notes to Interim Consolidated Financial Statements
30	Capital Position
31	Managing Risk	74	SHAREHOLDER AND INVESTOR INFORMATION
37	Securitization and Off-Balance Sheet Arrangements
39	Quarterly Results

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this report in the “Business Outlook” section for each business segment, in the “Performance Summary” and in other statements regarding the Bank’s objectives and priorities for 2012 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political and regulatory environments, such risks and uncertainties — many of which are beyond the Bank’s control and the effects of which can be difficult to predict — may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management’s Discussion and Analysis (“MD&A”) in the Bank’s 2011 Annual Report. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2011” in the “Financial Results Overview” section of the 2011 MD&A, as updated in this report; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2011 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2011 Annual Report under the headings “Economic Summary and Outlook”, as updated in this report; for each business segment, “Business Outlook and Focus for 2012”, as updated in this report under the headings “Business Outlook”; and for the Corporate segment in this report under the heading “Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the three and nine months ended July 31, 2012, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2011 Annual Report. This MD&A is dated August 29, 2012. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2011 Annual Report, prepared in accordance with Canadian GAAP, or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS. Comparative periods have been prepared in accordance with IFRS. For additional information relating to differences between Canadian GAAP and IFRS, refer to Note 21 of the Bank’s Interim Consolidated Financial Statements for the period ended April 30, 2012. Additional information relating to the Bank, including the Bank’s 2011 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Results of operations
Total revenue	$5,841	$5,750	$5,384	$17,233	$15,999
Provision for credit losses	438	388	380	1,230	1,150
Non-interest expenses	3,471	3,372	3,206	10,392	9,559
Net income — reported	1,703	1,693	1,490	4,874	4,456
Net income — adjusted1	1,820	1,736	1,635	5,318	4,776
Economic profit2,3	787	762	649	2,330	1,883
Return on common equity — reported	15.3%	16.2%	16.1%	15.1%	16.4%
Return on common equity — adjusted2,3	16.4%	16.6%	17.7%	16.6%	17.6%
Return on invested capital2,3	N/A	N/A	15.4%	N/A	15.3%
Financial position
Total assets	$806,283	$773,186	$713,642	$806,283	$713,642
Total equity	48,067	45,919	40,920	48,067	40,920
Total risk-weighted assets	246,401	241,968	207,805	246,401	207,805
Financial ratios
Efficiency ratio — reported	59.4%	58.7%	59.6%	60.3%	59.7%
Efficiency ratio — adjusted1	55.4%	56.8%	55.8%	55.8%	56.8%
Tier 1 capital to risk weighted assets4	12.2%	12.0%	12.9%	12.2%	12.9%
Provision for credit losses as a % of net average
loans and acceptances5	0.42%	0.37%	0.36%	0.39%	0.39%
Common share information — reported (dollars)
Per share earnings
Basic	$1.79	$1.79	$1.60	$5.14	$4.81
Diluted	1.78	1.78	1.58	5.11	4.75
Dividends per share	0.72	0.72	0.66	2.12	1.93
Book value per share	47.37	45.19	40.59	47.37	40.59
Closing share price	78.92	83.49	76.49	78.92	76.49
Shares outstanding (millions)
Average basic	908.7	904.1	886.6	904.6	883.0
Average diluted	916.0	912.6	902.5	913.0	900.6
End of period	911.7	908.2	888.8	911.7	888.8
Market capitalization (billions of Canadian dollars)	$71.9	$75.8	$68.0	$71.9	$68.0
Dividend yield	3.5%	3.4%	3.1%	3.6%	3.2%
Dividend payout ratio	40.2%	40.2%	41.2%	41.3%	40.2%
Price to earnings ratio6	11.6	12.7	13.1	11.6	13.1
Common share information — adjusted (dollars)1
Per share earnings
Basic	$1.92	$1.84	$1.77	$5.63	$5.17
Diluted	1.91	1.82	1.75	5.59	5.10
Dividend payout ratio	37.5%	39.2%	37.4%	37.7%	37.3%
Price to earnings ratio6	10.8	11.6	11.8	10.8	11.8
1	Adjusted measures are non-GAAP measures. Refer to the “How The Bank Reports” section for an explanation of reported and adjusted results.
2
Economic profit and adjusted return on common equity are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation. Return on invested capital is a non-GAAP financial measure. Refer to the “Economic Profit and Return on Invested Capital” section in the Bank’s 2011 Annual Report for an explanation.

3
Effective the first quarter of 2012, economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $770 million for the third quarter 2011, $712 million for the second quarter 2011 and $758 million for the first quarter 2011.

4	For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.
5
Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of this document and Note 6 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see “Exposure to Non-agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 6 to the Interim Consolidated Financial Statements.

6
For the period ended July 31, 2011, the price to earnings ratio was calculated using the preceding trailing four quarters which included the three months ended October 31, 2010 under Canadian GAAP and the nine months ended July 31, 2011 under IFRS.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 8.5 million online customers. TD had $806 billion in assets on July 31, 2012. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

Adoption of IFRS
The Canadian Accounting Standards Board previously announced that for fiscal years beginning on or after January 1, 2011, all publicly accountable enterprises will be required to report financial results in accordance with IFRS. Accordingly, for the Bank, IFRS was effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Interim and Annual Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS.
The adoption of IFRS did not require significant changes to the Bank’s disclosure controls and procedures.
Information about the IFRS transition impact to the Bank’s reported financial position, equity, and financial performance is provided in Note 21 of the Bank’s Interim Consolidated Financial Statements for the period ended April 30, 2012, which includes a discussion of the transitional elections and exemptions under IFRS 1 and detailed reconciliations of the Bank’s Interim Consolidated Financial Statements previously prepared under Canadian GAAP to those under IFRS.
For details of the Bank’s significant accounting policies under IFRS, see Note 2 of the Bank’s Interim Consolidated Financial Statements for the period ended April 30, 2012.

TABLE 2: OPERATING RESULTS — REPORTED
(millions of Canadian dollars)		For the three months ended		For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Net interest income	$3,817	$3,680	$3,514	$11,184	$10,129
Non-interest income	2,024	2,070	1,870	6,049	5,870
Total revenue	5,841	5,750	5,384	17,233	15,999
Provision for credit losses	438	388	380	1,230	1,150
Non-interest expenses	3,471	3,372	3,206	10,392	9,559
Income before income taxes and equity in net income of an
investment in associate	1,932	1,990	1,798	5,611	5,290
Provision for income taxes	291	351	367	914	1,016
Equity in net income of an investment in associate, net of income taxes	62	54	59	177	182
Net income — reported	1,703	1,693	1,490	4,874	4,456
Preferred dividends	49	49	43	147	132
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,654	$1,644	$1,447	$4,727	$4,324
Attributable to:
Non-controlling interests	$26	$26	$27	$78	$78
Common shareholders	$1,628	$1,618	$1,420	$4,649	$4,246

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES — RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Operating results — adjusted
Net interest income1	$3,817	$3,702	$3,514	$11,220	$10,129
Non-interest income2	2,021	2,077	1,878	6,107	5,780
Total revenue	5,838	5,779	5,392	17,327	15,909
Provision for credit losses3	479	468	380	1,392	1,150
Non-interest expenses4	3,232	3,279	3,008	9,669	9,029
Income before income taxes and equity in net income of an
investment in associate	2,127	2,032	2,004	6,266	5,730
Provision for income taxes5	382	365	441	1,168	1,182
Equity in net income of an investment in associate, net of income taxes6	75	69	72	220	228
Net income — adjusted	1,820	1,736	1,635	5,318	4,776
Preferred dividends	49	49	43	147	132
Net income available to common shareholders and
non-controlling interests in subsidiaries — adjusted	1,771	1,687	1,592	5,171	4,644
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	26	27	78	78
Net income available to common shareholders — adjusted	1,745	1,661	1,565	5,093	4,566
Adjustments for items of note, net of income taxes
Amortization of intangibles7	(59)	(59)	(94)	(178)	(296)
Increase (decrease) in fair value of derivatives hedging the reclassified
available-for-sale securities portfolio8	—	(9)	9	(54)	91
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions9	—	—	(39)	(9)	(83)
Increase (decrease) in fair value of credit default swaps hedging the
corporate loan book, net of provision for credit losses10	2	(1)	5	—	4
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial
acquisition11	(6)	(3)	(26)	(14)	(36)
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada12	(25)	(30)	—	(79)	—
Litigation reserve13	(77)	—	—	(248)	—
Reduction of allowance for incurred but not identified credit losses14	30	59	—	120	—
Positive impact due to changes in statutory income tax rates15	18	—	—	18	—
Total adjustments for items of note	(117)	(43)	(145)	(444)	(320)
Net income available to common shareholders — reported	$1,628	$1,618	$1,420	$4,649	$4,246
1
Adjusted net-interest income excludes the following items of note: second quarter 2012 — $22 million (net of tax, $17 million) of certain charges against revenues related to promotional-rate card origination activities, as explained in footnote 12; first quarter 2012 — $14 million (net of tax, $10 million) of certain charges against revenues related to promotional-rate card origination activities.

2
Adjusted non-interest income excludes the following items of note: third quarter 2012 — $3 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $2 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; $2 million loss due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11; second quarter 2012 — $2 million loss due to change in fair value of CDS hedging the corporate loan book; $5 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2012 — $2 million loss due to change in fair value of CDS hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial; third quarter 2011 — $7 million gain due to change in fair value of CDS hedging the corporate loan book; $1 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2011 — $3 million gain due to change in fair value of CDS hedging the corporate loan book; $9 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2011 — $6 million loss due to change in fair value of CDS hedging the corporate loan book; $93 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio.

3
Adjusted provision for credit losses (PCL) excludes the following items of note: third quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking, as explained in footnote 14; second quarter 2012 – $80 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking; first quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking.

4
Adjusted non-interest expenses excludes the following items of note: third quarter 2012 – $69 million amortization of intangibles, as explained in footnote 7; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $35 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio, as explained in footnote 12; $128 million of charges related to a litigation reserve, as explained in footnote 13; second quarter 2012 – $69 million amortization of intangibles; $6 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; first quarter 2012 – $70 million amortization of intangibles; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $285 million of charges related to a litigation reserve; third quarter 2011 – $135 million amortization of intangibles; $46 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $9 million of integration charges related to the Chrysler Financial acquisition; second quarter 2011 – $138 million amortization of intangibles; $26 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $4 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; first quarter 2011 – $129 million amortization of intangibles; $37 million of integration charges related to U.S. Personal and Commercial Banking acquisitions.

5
For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.

6
Adjusted equity in net income of an investment in associate excludes the following items of note: third quarter 2012 – $13 million amortization of intangibles, as explained in footnote 7; second quarter 2012 – $15 million amortization of intangibles; first quarter 2012 – $15 million amortization of intangibles; third quarter 2011 – $13 million amortization of intangibles; second quarter 2011 – $16 million amortization of intangibles; first quarter 2011 – $17 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, the amortization of intangibles included in equity in net income of TD Ameritrade, and the acquisition of the MBNA Canada credit card portfolio in 2012. Effective 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 7

8
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

9
As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Integration charges in the recent quarters were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. The first quarter 2012 was the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11
As a result of the Chrysler Financial acquisition in Canada and U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

12
As a result of the acquisition of the MBNA Canada credit card portfolio, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenues related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition were incurred by Canadian Personal and Commercial Banking.

13
As a result of certain adverse judgments in the U.S. during the first quarter of 2012, as well as a settlement reached following the quarter, the Bank took prudent steps to reassess its litigation reserve and, having considered these factors as well as other related or analogous litigation cases, the Bank determined in accordance with applicable accounting standards, the litigation provision of $285 million ($171 million after tax) was required in the first quarter 2012. Based on the continued evaluation of this portfolio of cases, the Bank determined in accordance with applicable accounting standards that an increase to this litigation reserve of $128 million ($77 million after tax) was required in this quarter.

14
Excluding the impact related to the MBNA credit card and other consumer loan portfolios (which is recorded to the Canadian Personal and Commercial Banking results), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” includes $41 million (net of tax, $30 million) in Q3 2012, $80 million (net of tax, $59 million) in Q2 2012 and $41 million (net of tax, $31 million) in Q1 2012, all of which are attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios.

15	This represents the impact of changes in the income tax statutory rate on net deferred income tax balances.

TABLE 4: RECONCILIATION OF REPORTED EARNINGS PER SHARE (EPS) TO ADJUSTED EPS1
(Canadian dollars)		For the three months ended		For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 311
	2012	2012	2011	2012	2011
Basic earnings per share — reported	$1.79	$1.79	$1.60	$5.14	$4.81
Adjustments for items of note2	0.13	0.05	0.17	0.49	0.36
Basic earnings per share — adjusted	$1.92	$1.84	$1.77	$5.63	$5.17

Diluted earnings per share — reported	$1.78	$1.78	$1.58	$5.11	$4.75
Adjustments for items of note2	0.13	0.04	0.17	0.48	0.35
Diluted earnings per share — adjusted	$1.91	$1.82	$1.75	$5.59	$5.10
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures — Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1
(millions of Canadian dollars)		For the three months ended		For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Canada Trust	$—	$—	$42	$—	$126
TD Bank, N.A.	30	31	32	94	102
TD Ameritrade (included in equity in net income of an investment
in an associate)	13	15	13	43	46
MBNA	8	8	—	22	—
Software	32	37	30	98	75
Other	8	5	7	19	22
Amortization of intangibles, net of income taxes	$91	$96	$124	$276	$371
1
Amortization of intangibles, with the exception of software, are included as items of note. For explanation of items of note, see the “Non-GAAP Financial Measures — Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 8

Economic Profit and Return on Common Equity
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.
Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.
Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars)		For the three months ended		For the nine months ended
	Return on	Return on	Return on	Return on	Return on
	common	common	invested	common	invested
	equity	equity	capital	equity	capital
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Average common equity	$42,333	$40,625	$35,027	$41,012	$34,593
Average cumulative goodwill and intangible assets amortized,
net of income taxes	N/A	N/A	5,353	N/A	5,267
Average common equity/Average invested capital	$42,333	$40,625	$40,380	$41,012	$39,860
Rate charged for average common equity/Average invested capital	9.0%	9.0%	9.0%	9.0%	9.0%
Charge for average common equity/Average invested capital	$958	$899	$916	$2,763	$2,683
Net income available to common shareholders — reported	$1,628	$1,618	$1,420	$4,649	$4,246
Items of note impacting income, net of income taxes1	117	43	145	444	320
Net income available to common shareholders — adjusted	$1,745	$1,661	$1,565	$5,093	$4,566
Economic profit2	$787	$762	$649	$2,330	$1,883
Return on common equity — adjusted/Return on invested capital	16.4%	16.6%	15.4%	16.6%	15.3%
1	For explanations of items of note, see the “Non-GAAP Financial Measures — Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter of 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $770 million for the third quarter of 2011, $712 million for the second quarter of 2011 and $758 million for the first quarter 2011.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 9

Significant Events in 2012

Acquisition of Credit Card Portfolio of MBNA Canada
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million. The acquisition was accounted for by the purchase method. The results of the acquisition from the acquisition date to July 31, 2012 have been consolidated with the Bank’s results and are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. As at December 1, 2011, the acquisition contributed $7,361 million of loans, $272 million of other assets, and $1,335 million of liabilities. The estimated fair value of loans reflects the expected credit losses at the acquisition date. The excess of consideration over the fair value of the acquired net assets of approximately $541 million has been allocated to $419 million of intangible assets and $122 million of goodwill. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

Investment in TMX Group Limited
On October 30, 2011, TMX Group Inc. (TMX) and Maple Group Acquisition Corporation (now TMX Group Limited) (Maple) announced that they had entered into a support agreement in respect of Maple’s proposed acquisition of all of the outstanding shares of TMX pursuant to an integrated two-step transaction valued at approximately $3,800 million.
Maple is a corporation whose investors comprise twelve of Canada’s leading financial institutions and pension funds, including TD Securities Inc., a wholly owned subsidiary of the Bank.
Maple completed the acquisition of 80% of the outstanding TMX shares on August 10, 2012, in accordance with the terms and conditions of the offer. The transaction also provided for the acquisition of Alpha Trading Systems Inc. and Alpha Trading Systems Limited Partnership (collectively Alpha) and The Canadian Depository for Securities Limited (CDS).
Maple completed the acquisition of Alpha and CDS on August 1, 2012, with existing CDS and Alpha shareholders receiving cash payments in exchange for their equity interests.
Pursuant to a court-approved arrangement, the remainder of the outstanding TMX shares held by TMX shareholders (other than Maple) will be exchanged for Maple shares on a one-for-one basis with an expected closing date of September 14, 2012. As an investor in Maple, the Bank provided equity funding to Maple in the amount of approximately $190 million to fund the purchase of TMX, Alpha and CDS.

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act” or “the Act”) that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act will ultimately affect every financial institution operating in the United States, including the Bank, and, due to certain extraterritorial aspects of the Act, may impact the Bank’s operations outside the United States, including in Canada. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 regulatory rulemakings as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized.
On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System (FRB), the Federal Deposit Insurance Corporation and the Securities and Exchange Commission jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the “Volcker Rule” or “the Rule”). The Commodity Futures Trading Commission issued a substantially similar proposal on January 13, 2012. The Bank is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Rule broadly prohibits proprietary trading and places limitations on other permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities. The Rule is also expected to have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently holds. Under the current proposal, the provisions of the Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the United States or are treated as bank holding companies by virtue of maintaining a branch or agency in the U.S. The proposed Rule applies to affiliates or subsidiaries of the Bank: the terms “affiliate” and “subsidiary” are defined by the rule to include those entities controlled by or under common control with the Bank. As currently proposed, the Rule requires the implementation of a comprehensive compliance program and monitoring of certain quantitative risk metrics as well as compliance monitoring and reporting programs. On April 19, 2012, the FRB, on behalf of itself and the other agencies, issued guidance stating that full conformance with the Rule will not be required until July 21, 2014, unless that period is extended by the FRB. The agencies have not indicated when the final Rule will be published. While the Rule is expected to have an adverse effect on certain of the Bank’s businesses, the extent of the impact will not be known until such time as the current proposal is finalized. At the current time, the impact is not expected to be material to the Bank.
The Durbin Amendment contained in the Dodd-Frank Act authorizes the FRB to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin Amendment has impacted gross revenue by approximately US$50-60 million pre-tax per quarter, in line with expectations.
For more detail on the impact of the Durbin Amendment, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this document. The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 10

FINANCIAL RESULTS OVERVIEW

Performance Summary
Outlined below is an overview of the Bank’s performance on an adjusted basis for the third quarter of 2012 against the financial performance indicators included in the 2011 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section.
•
Adjusted diluted earnings per share for the nine months ended July 31, 2012 increased 10% from the same period last year, reflecting strong retail earnings performance. The Bank’s goal is to achieve 7 — 10% adjusted earnings per share growth over the medium term.

•	Adjusted return on risk-weighted assets (RWA) for the nine months ended July 31, 2012 was 2.86%.
•	For the twelve months ended July 31, 2012, the total shareholder return was 6.9% which was above the Canadian peer average of 2.7%.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar — Canadian dollar exchange rate.
Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the three and nine months ended July 31, 2012, compared with the same period last year, as shown in the table below.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. PERSONAL AND COMMERCIAL BANKING AND TD AMERITRADE TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	July 31, 2012 vs.	July 31, 2012 vs.
	July 31, 2011	July 31, 2011
U.S. Personal and Commercial Banking
Increased total revenue — reported	$76	$149
Increased total revenue — adjusted	76	149
Increased non-interest expenses — reported	53	102
Increased non-interest expenses — adjusted	46	90
Increased net income — reported, after tax	14	27
Increased net income — adjusted, after tax	18	34

TD Ameritrade
Increase in share of earnings, after tax	$2	$4
Increase in basic earnings per share — reported	$0.02	$0.03
Increase in basic earnings per share — adjusted	$0.02	$0.04

Economic Summary and Outlook
The Canadian economy has become firmly entrenched in a modest growth environment. Real GDP expanded by a steady but lacklustre 2% rate (annualized) in both the fourth quarter of 2011 and the first quarter of 2012 compared to a pace of around 3% earlier in the recovery. Numerous sectors of the economy have showed signs of moderation: both the manufacturing sector and the retail sector have been essentially flat since the beginning of this year. Consumer spending, the main driver of economic growth in this recovery so far, has also begun to show signs of a slowdown. After advancing at an average quarterly pace of almost 3% since early 2010, spending growth decreased back to a 1% annualized pace in the first quarter of 2012. Likewise, trending job creation has also cooled. Although volatile on a month-to-month basis, the six-month trend of job growth has slowed to a still-healthy 20,000 positions per month from 30,000 earlier this year. Looking ahead, the drivers of economic growth are expected to shift, but not to a significant degree. The U.S. economy has also been impacted by a similar slowdown in economic growth and faces the prospects of large federal spending cuts and tax increases being implemented early in 2013. Combined with a shallow recession in much of Europe and an elevated Canadian dollar, the export sector will only add modestly to Canadian economic growth in the months ahead. Consumers will continue to spend, but in a restrained manner. Although interest rates will remain low and supportive in the near term, new rules restricting mortgage lending and wariness among households to take on more debt will likely lead to a slowdown in housing and credit demand. All said, the modest 2% growth environment faced by the Canadian economy of late will likely persist through the rest of 2012 and throughout 2013.
There are two key downside risks that TD Economics highlights. The ongoing European sovereign debt crisis continues to be the predominant issue faced by the global economy. A destabilization of the European financial system was avoided over the summer when Greek political parties formed a coalition government after a second election in the same number of months. Meanwhile, Spain was able to secure financial aid to recapitalize its ailing banking system, while the European Central Bank (ECB) has reaffirmed its commitment to fight the debt crisis. However, many of the longer-term structural challenges facing the region remain unaddressed. Domestically, household debt remains the biggest risk for Canada. While debt growth has begun to show signs of slowing, the potential for a more significant slowdown in consumer spending and housing activity represent a key downside risk as interest rates eventually reach a more normal level.

Net Income
Quarterly comparison — Q3 2012 vs. Q3 2011
Reported net income for the quarter was $1,703 million, an increase of $213 million, or 14%, compared with the third quarter last year. Adjusted net income for the quarter was $1,820 million, an increase of $185 million, or 11%. The increase in adjusted net income was primarily due to higher earnings in all business segments. Canadian Personal and Commercial Banking net income increased primarily driven by good loan and deposit volume growth, favourable credit performance and an elevated contribution from MBNA. Wholesale Banking net income increased primarily due to trading-related revenue. U.S. Personal and Commercial Banking net income increased primarily due to strong organic volume growth, partially offset by the impact of the Durbin Amendment. Wealth and Insurance net income increased primarily due to a higher contribution from TD Ameritrade. The lower contribution from the Corporate segment was primarily due to the unfavourable impact of treasury and other hedging activities and other items as compared with the third quarter last year, partially offset by lower net corporate expenses and favourable tax items.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 11

Quarterly comparison — Q3 2012 vs. Q2 2012
Reported net income for the quarter increased $10 million, or 1%, compared with the prior quarter. Adjusted net income for the quarter increased $84 million, or 5%. The increase in adjusted net income was primarily due to higher earnings in the Canadian Personal and Commercial Banking and Corporate segments. Canadian Personal and Commercial Banking net income increased primarily due to two more calendar days and good volume growth, partially offset by higher non-interest expenses. The higher contribution from the Corporate segment was primarily due to lower net corporate expenses.

Year-to-date comparison — Q3 2012 vs. Q3 2011
On a year-to-date basis, reported net income was $4,874 million, an increase of $418 million, or 9%, compared with the same period last year. Year-to-date adjusted net income was $5,318 million, an increase of $542 million, or 11%. The increase in adjusted net income was primarily due to higher earnings across all segments. Canadian Personal and Commercial Banking net income increased primarily due to good volume growth and the inclusion of MBNA, partially offset by higher non-interest expenses and lower margin on average earning assets. Wealth and Insurance net income increased due to strong revenue growth in the Insurance business and higher fee-based revenue in the Wealth advice-based and asset management businesses, partially offset by lower transaction revenue in the Wealth direct investing businesses. U.S. Personal and Commercial Banking net income increased primarily due to strong organic growth, partially offset by the impact of the Durbin Amendment. Wholesale Banking net income increased primarily due to strong trading revenue partially offset by higher non-interest expenses. The higher contribution from the Corporate segment was primarily due to lower net corporate expenses.

Net Interest Income
Quarterly comparison — Q3 2012 vs. Q3 2011
Reported and adjusted net interest income for the quarter was $3,817 million, an increase of $303 million, or 9%, compared with the third quarter last year. The increase in adjusted net interest income was driven by increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking net interest income increased primarily due to the inclusion of MBNA and good volume growth, partially offset by lower margin on average earning assets. U.S. Personal and Commercial Banking net interest income increased primarily due to strong loan and deposit growth, partially offset by lower margin on average earning assets.

Quarterly comparison — Q3 2012 vs. Q2 2012
Reported net interest income for the quarter increased $137 million, or 4% compared with the prior quarter. Adjusted net interest income for the quarter increased $115 million, or 3%. The increase in adjusted net interest income was driven by increases in the Canadian Personal and Commercial Banking and Wholesale Banking segments. Canadian Personal and Commercial Banking net interest income increased primarily due to two more calendar days and good volume growth, partially offset by lower margin on average earning assets. Wholesale Banking net interest income increased primarily due to higher trading-related revenue.

Year-to-date comparison — Q3 2012 vs. Q3 2011
On a year-to-date basis, reported net interest income of $11,184 million increased $1,055 million, or 10%, compared with the same period last year. Year-to-date adjusted net interest income was $11,220 million, an increase of $1,091 million, or 11%. The increase in adjusted net interest income was driven by increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wholesale Banking segments. Canadian Personal and Commercial Banking net interest income increased primarily due to the inclusion of MBNA and good volume growth, partially offset by lower margin on average earning assets. U.S. Personal and Commercial Banking net interest income increased due to the Chrysler Financial acquisition and organic growth, partially offset by lower margin on average earning assets. Wholesale Banking net interest income increased primarily due to higher trading-related revenue.

Non-Interest Income
Quarterly comparison — Q3 2012 vs. Q3 2011
Reported non-interest income for the quarter was $2,024 million, an increase of $154 million, or 8%, compared with the third quarter last year. Adjusted non-interest income for the quarter was $2,021 million, an increase of $143 million, or 8%. The increase in adjusted non-interest income was driven by increases in Wholesale Banking and Canadian Personal and Commercial Banking, partially offset by decreases in the U.S. Personal and Commercial Banking and Wealth and Insurance segments. Wholesale Banking non-interest income increased primarily due to higher trading-related revenue. Canadian Personal and Commercial Banking non-interest income increased primarily due to higher transaction volumes, repricing and the inclusion of MBNA. U.S. Personal and Commercial Banking non-interest income decreased primarily due to the impact of the Durbin Amendment and anticipated run-off in legacy Chrysler Financial revenue. Wealth and Insurance non-interest income decreased primarily due to adjustments to reserves for claims liabilities and lower transaction revenue from lower trading volumes in the Wealth direct investing businesses, partially offset by premium growth and the inclusion of MBNA in the Insurance business.

Quarterly comparison — Q3 2012 vs. Q2 2012
Reported non-interest income for the quarter decreased $46 million, or 2%, compared with the prior quarter. Adjusted non-interest income decreased $56 million, or 3%. The decrease in adjusted non-interest income was driven by decreases in the U.S. Personal and Commercial Banking and Wealth and Insurance segments, partially offset by increases in the Canadian Personal and Commercial Banking and Wholesale Banking segments. U.S. Personal and Commercial Banking non-interest income decreased primarily due to higher gains on sales of securities in the prior quarter. Wealth and Insurance non-interest income decreased primarily due to higher claims from weather-related events in the Insurance business and lower transaction revenue from lower trading volumes in the Wealth direct investing businesses, partially offset by premium volume growth. Canadian Personal and Commercial Banking non-interest income increased primarily due to volume growth and two more calendar days. Wholesale Banking non-interest income increased primarily due to higher trading-related revenue.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 12

Year-to-date comparison — Q3 2012 vs. Q3 2011
On a year-to-date basis, reported non-interest income was $6,049 million, an increase of $179 million, or 3%, compared with the same period last year. Year-to-date adjusted non-interest income was $6,107 million, an increase of $327 million, or 6%. The increase in adjusted non-interest income was due to increases in all segments. Canadian Personal and Commercial Banking non-interest income increased primarily due to higher transaction volumes, repricing and the inclusion of MBNA. U.S. Personal and Commercial Banking non-interest income increased primarily due to organic growth and gains on sales of securities, partially offset by the impact of the Durbin amendment. Wholesale Banking non-interest income increased primarily due to higher trading-related revenue.

Provision for Credit Losses
Quarterly comparison — Q3 2012 vs. Q3 2011
Reported PCL for the quarter was $438 million, an increase of $58 million, or 15%, compared to the third quarter last year. Adjusted PCL for the quarter was $479 million, an increase of $99 million, or 26%. The increase in adjusted PCL was primarily due to the acquisition of MBNA Canada’s credit card portfolio in Canadian Personal and Commercial Banking.

Quarterly comparison — Q3 2012 vs. Q2 2012
Reported PCL for the quarter increased $50 million, or 13%, compared with the prior quarter. Adjusted PCL increased $11 million, or 2%. The increase in adjusted PCL was primarily due to higher provisions in Canadian Personal and Commercial Banking and Wholesale Banking, partially offset by a decline in U.S. Personal and Commercial Banking. Canadian Personal and Commercial Banking PCL increased primarily due to higher recoveries in the prior quarter. Wholesale Banking PCL increased due to the inclusion of a single name in the corporate lending portfolio in the current quarter. U.S. Personal and Commercial Banking PCL declined due to lower PCL on acquired credit-impaired loans and timing.

Year-to-date comparison — Q3 2012 vs. Q3 2011
On a year-to-date basis, reported PCL was $1,230 million, an increase of $80 million, or 7%, compared with the same period last year. On a year-to-date basis, adjusted PCL was $1,392 million, an increase of $242 million, or 21%. The increase in adjusted PCL was primarily due to the acquisition of MBNA Canada’s credit card portfolio in Canadian Personal and Commercial Banking.

TABLE 8: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)		For the three months ended				For the nine months ended
	July 31	Apr. 30		July 31		July 31	July 31
	2012	2012	1	2011	1	2012	2011	1
Provision for credit losses — counterparty-specific and
individually insignificant
Provision for credit losses — counterparty-specific	$92	$107		$82		$333	$322
Provision for credit losses — individually insignificant	348	308		367		1,008	983
Recoveries	(76)	(77)		(69)		(218)	(199)
Total provision for credit losses for counterparty-specific and
individually insignificant	364	338		380		1,123	1,106
Provision for credit losses — incurred but not identified
Canadian Personal and Commercial Banking and Wholesale Banking2	55	16		—		104	—
U.S. Personal and Commercial Banking	19	34		(1)		3	41
Other	—	—		1		—	3
Total provision for credit losses — incurred but not identified	74	50		—		107	44
Provision for credit losses	$438	$388		$380		$1,230	$1,150
1	Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.
2
Included are PCL recorded in the MBNA Canada portfolio of $96 million and $95 million for the quarters ended July 31, 2012 and April 30, 2012, respectively, and $264 million for the nine months ended July 31, 2012. Excluding MBNA Canada-related amounts, the allowance for incurred but not identified credit losses have been reduced by $41 million ($30 million after tax) and $80 million ($59 million after tax) for the quarters ended July 31, 2012 and April 30, 2012 respectively, and $162 million ($120 million after tax) for the nine months ended July 31, 2012. These items are shown as items of note. For an explanation of items of note, see the “Non-GAAP Financial Measures — Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Non-Interest Expenses and Efficiency Ratio
Quarterly comparison – Q3 2012 vs. Q3 2011
Reported non-interest expenses for the quarter were $3,471 million, an increase of $265 million, or 8%, compared with the third quarter last year. Adjusted non-interest expenses were $3,232 million, an increase of $224 million, or 7%, compared with the third quarter last year. The increase in adjusted non-interest expenses was driven by increases in the Canadian Personal and Commercial Banking, Wholesale Banking and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking expenses increased primarily due to the inclusion of MBNA, volume growth, investment in branches, and other business initiatives. Wholesale Banking expenses increased primarily due to additional legal provisions and higher variable compensation. U.S. Personal and Commercial Banking expenses increased primarily due to investments in the core franchise, including new stores.
The Bank’s reported efficiency ratio improved to 59.4%, compared with 59.6% in the third quarter last year. The Bank’s adjusted efficiency ratio improved to 55.4%, compared with 55.8% in the third quarter last year.

Quarterly comparison — Q3 2012 vs. Q2 2012
Reported non-interest expenses for the quarter increased $99 million, or 3%, compared with the prior quarter. Adjusted non-interest expenses decreased $47 million, or 1%, compared with the prior quarter. The decrease in adjusted non-interest expenses was driven by lower expenses in the U.S Personal and Commercial Banking and Wealth and Insurance segments, partially offset by higher expenses in the Wholesale Banking and Canadian Personal and Commercial Banking segments. U.S. Personal and Commercial Banking expenses decreased primarily due to higher legal and credit-related expenses in the prior quarter. Wealth and Insurance expenses decreased primarily due to lower variable costs mainly driven by decreased transaction volumes. Wholesale Banking expenses increased primarily due to higher operating expenses, partially offset by lower variable compensation. Canadian Personal and Commercial Banking expenses increased mainly due to two more calendar days.
The reported efficiency ratio worsened to 59.4%, compared with 58.7% in the prior quarter. The adjusted efficiency ratio improved to 55.4%, compared with 56.8% in the prior quarter.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 13

Year-to-date comparison — Q3 2012 vs. Q3 2011
On a year-to-date basis, reported non-interest expenses were $10,392 million, an increase of $833 million, or 9%, compared with the same period last year. Adjusted non-interest expenses were $9,669 million, an increase of $640 million, or 7%. The increase in adjusted non-interest expenses was driven by growth in most segments. Canadian Personal and Commercial Banking expenses increased primarily due to the inclusion of MBNA, higher employee-related costs, business initiatives, volume growth, and one extra calendar day. U.S. Personal and Commercial Banking expenses increased due to the Chrysler Financial acquisition, legal and credit-related expenses and investments in the core franchise, including new stores. Wholesale Banking expenses increased primarily due to higher variable compensation on improved performance, additional legal provisions and higher infrastructure spending.
The reported efficiency ratio worsened to 60.3%, compared with 59.7% in the same period last year. The adjusted efficiency ratio improved to 55.8%, compared with 56.8% in the same period last year.

Outlook
We continue to expect a lower rate of growth for adjusted non-interest expenses in 2012 compared to the prior year; however, adjusted non-interest expenses are expected to increase quarter-over-quarter by approximately $250 million on an adjusted basis.

Income Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s reported effective income tax rate was 15.1% for the third quarter, compared with 20.4% in the same quarter last year and 17.6% in the prior quarter. The year-over-year decrease was largely due to a reduction in the Canadian statutory corporate tax rate, higher tax exempt dividend income from taxable Canadian corporations, a litigation reserve deductible in a higher taxed jurisdiction and an increase in deferred tax assets due to the Ontario tax rate freeze in the current year.

TABLE 9: TAXES
(millions of Canadian dollars, except as noted)	For the three months ended						For the nine months ended
	July 31		Apr. 30		July 31		July 31		July 31
	2012		2012		2011		2012		2011
Income taxes at Canadian statutory income tax rate	$515	26.4%	$525	26.3%	$506	28.1%	$1,484	26.4%	$1,487	28.1%
Increase (decrease) resulting from:
Dividends received	(72)	(3.7)	(56)	(2.8)	(44)	(2.5)	(176)	(3.1)	(149)	(2.8)
Rate differentials on international operations	(109)	(5.6)	(96)	(4.8)	(96)	(5.3)	(346)	(6.2)	(316)	(6.0)
Future federal and provincial tax rate changes	(18)	(0.9)					(18)	(0.3)
Other	(25)	(1.1)	(22)	(1.1)	1	0.1	(30)	(0.5)	(6)	(0.1)
Provision for income taxes and effective
income tax rate — reported	$291	15.1%	$351	17.6%	$367	20.4%	$914	16.3%	$1,016	19.2%

The Bank’s adjusted effective tax rate was 18.0% for the quarter, lower than 22.0% in the same quarter last year and consistent with 18.0% in the prior quarter. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate, higher tax exempt dividend income from taxable Canadian corporations and a lower effective tax rate in U.S. Personal and Commercial Banking.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 14

TABLE 10: NON-GAAP FINANCIAL MEASURES — RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Provision for income taxes — reported	$291	$351	$367	$914	$1,016
Adjustments for items of note:1,2
Amortization of intangibles	23	25	39	73	123
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(2)	(4)	(4)	2	(26)
Integration charges and direct transaction costs relating to U.S. Personal
and Commercial Banking acquisitions	—	—	25	2	49
Fair value of credit default swaps hedging the corporate loan book, net
of provision for credit losses	(1)	1	(2)	1	—
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition	3	3	16	7	20
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	10	10	—	28	—
Litigation reserve	51	—	—	165	—
Reduction of allowance for incurred but not identified credit losses	(11)	(21)	—	(42)	—
Positive impact due to changes in statutory income tax rates	18	—	—	18	—
Total adjustments for items of note	91	14	74	254	166
Provision for income taxes — adjusted	$382	$365	$441	$1,168	$1,182
Effective income tax rate — adjusted3	18.0%	18.0%	22.0%	18.6%	20.6%
1	For explanations of items of note, see the “Non-GAAP Financial Measures — Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 15

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the MBNA Canada credit card portfolio are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition are reported in the Corporate segment.
Effective the first quarter of 2012, executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards to the Group Head, Wealth Management, Insurance, and Corporate Shared Services. The Bank has updated the corresponding segment reporting results retroactively for 2011.
Effective November 1, 2011, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2011 MD&A, and Note 27 to the 2011 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $71 million, compared with $67 million in the third quarter last year, and $74 million in the prior quarter.
The Bank continues to securitize retail loans and receivables, however under IFRS, these loans and receivables remain on-balance sheet and the related interest is recognized over the life of the loan.

TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Net interest income	$2,055	$1,967	$1,834	$5,952	$5,350
Non-interest income	675	636	591	1,951	1,721
Total revenue — reported	2,730	2,603	2,425	7,903	7,071
Total revenue — adjusted	2,730	2,625	2,425	7,939	7,071
Provision for credit losses	288	274	205	845	612
Non-interest expenses — reported	1,259	1,226	1,106	3,645	3,240
Non-interest expenses — adjusted	1,224	1,208	1,106	3,574	3,240
Net income — reported	864	808	795	2,498	2,297
Adjustments for items of note, net of income taxes1
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	25	30	—	79	—
Net income — adjusted	$889	$838	$795	$2,577	$2,297
Selected volumes and ratios
Return on common equity — reported2	44.1%	42.0%	38.0%	43.2%	37.1%
Return on common equity — adjusted2	45.4%	43.4%	38.0%	44.6%	37.1%
Margin on average earning assets (including securitized assets)
— reported	2.86%	2.84%	2.77%	2.82%	2.78%
Margin on average earning assets (including securitized assets)
— adjusted	2.86%	2.87%	2.77%	2.84%	2.78%
Efficiency ratio — reported	46.1%	47.1%	45.6%	46.1%	45.8%
Efficiency ratio — adjusted	44.8%	46.0%	45.6%	45.0%	45.8%
Number of Canadian retail stores	1,160	1,153	1,134	1,160	1,134
Average number of full-time equivalent staff	31,270	31,017	30,110	30,994	29,731
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison — Q3 2012 vs. Q3 2011
Canadian Personal and Commercial Banking reported record net income for the quarter of $864 million, an increase of $69 million, or 9%, compared with the third quarter last year. Adjusted net income was a record $889 million, an increase of $94 million, or 12%, compared with the third quarter last year. The increase in adjusted earnings was primarily driven by good loan and deposit volume growth, favourable credit performance, and an elevated contribution from MBNA. The reported annualized return on common equity for the quarter was 44.1%, while the adjusted annualized return on common equity was 45.4%.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 16

Canadian Personal and Commercial Banking revenue is derived from personal banking, auto lending, credit cards, and business banking. Revenue for the quarter, on both a reported and adjusted basis, was a record $2,730 million, an increase of $305 million, or 13%, compared with the third quarter last year. MBNA added 10 percentage points to year-over-year revenue growth. Net interest income growth was driven by the inclusion of MBNA, and good volume growth, partially offset by lower margin on average earning assets. The elevated net interest income contribution from MBNA includes better credit performance on acquired loans. The retail business continues to generate good, but slowing, lending volume growth, while business lending volume growth remains strong. Compared with the third quarter last year, average real estate secured lending volume increased $12.0 billion, or 6%. Auto lending average volume increased $0.7 billion, or 5%, while all other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volume increased $5 billion, or 14%. Overall deposit growth was strong at 9%. Average personal deposit volume increased $10.8 billion, or 8%, while average business deposit volume increased $6.1 billion, or 10%. Excluding the impact of MBNA, margin on average earning assets decreased 14 bps to 2.63%. The decrease was primarily due to the impact of the low interest rate environment, portfolio mix, and competitive pricing. Non-interest income growth of 14% was driven by higher transaction volumes, repricing, and MBNA.
PCL for the quarter was $288 million, an increase of $83 million, or 40%, compared with the third quarter last year, primarily due to MBNA. Personal banking PCL was $272 million, or $176 million excluding MBNA, a decrease of $20 million, or 10%, as most of the retail business posted lower PCL. Business banking PCL was $16 million, an increase of $7 million compared with the third quarter last year due to fewer recoveries in the quarter. Credit quality remained steady as annualized PCL as a percentage of credit volume was 0.39%, or 0.26% excluding MBNA, a decrease of 4 bps, compared with the third quarter last year. Net impaired loans were $863 million, a decrease of $3 million, over the third quarter last year. Net impaired loans as a percentage of total loans were 0.29%, compared with 0.32% as at July 31, 2011.
Reported non-interest expenses for the quarter were $1,259 million, an increase of $153 million, or 14%, compared with the third quarter last year. Adjusted non-interest expenses for the quarter were $1,224 million, an increase of $118 million, or 11%, compared with the third quarter last year. Excluding MBNA, expenses increased $32 million, or 3%, driven by volume growth, investment in branches, and other business initiatives.
The average full-time equivalent (FTE) staffing levels increased by 1,160, or 4%, compared with the third quarter last year, primarily due to MBNA. The reported efficiency ratio for the quarter was 46.1%, while the adjusted efficiency ratio was 44.8%, compared with 45.6%, on both a reported and adjusted basis, in the third quarter last year.

Quarterly comparison — Q3 2012 vs. Q2 2012
Canadian Personal and Commercial Banking reported net income for the quarter increased $56 million, or 7%, compared with the prior quarter. Adjusted net income for the quarter increased $51 million, or 6%, compared with the prior quarter. The reported annualized return on common equity for the quarter was 44.1%, while the adjusted annualized return on common equity was 45.4%, compared with 42.0% and 43.4% respectively, in the prior quarter.
Reported revenue for the quarter increased $127 million, or 5%, while adjusted revenue increased $105 million, or 4%, compared with the prior quarter. Net interest income growth was driven by two more calendar days and good volume growth, partially offset by lower margin on average earning assets. Compared with the prior quarter, average real estate secured lending volume increased $3.4 billion, or 2%. Auto lending average volume increased $0.3 billion, or 2%, while all other personal lending average volumes were relatively flat. Business loans and acceptances average volume increased $1.3 billion, or 3%. Average personal deposit volume increased $3.5 billion, or 2%, while average business deposit volume increased $2.5 billion or 4%. Reported margin on average earning assets increased 2 bps, while adjusted margin on average earning assets decreased 1 bp, mainly driven by lower deposit margins. Non-interest income was up 6%, compared to the prior quarter, driven by volume growth, and two more calendar days.
PCL for the quarter increased $14 million, or 5%, compared with the prior quarter. Personal banking PCL increased $8 million, or 3%, while business banking PCL increased $6 million, due to higher recoveries in the prior quarter. Net impaired loans decreased $80 million, or 8%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.29%, compared with 0.32% as at April 30, 2012.
Reported non-interest expenses for the quarter increased $33 million, or 3%, compared with the prior quarter. Adjusted non-interest expenses increased $16 million, or 1%, compared with the prior quarter, mainly due to two more calendar days.
Average FTE staffing levels increased 253, or 1%, largely due to seasonal staffing requirements. The reported efficiency ratio for the current quarter was 46.1%, while the adjusted efficiency ratio was 44.8%, compared with 47.1% and 46.0% respectively, in the prior quarter.

Year-to-date comparison — Q3 2012 vs. Q3 2011
Canadian Personal and Commercial Banking reported net income for the nine months ended July 31, 2012 was $2,498 million, an increase of $201 million, or 9%, compared with the same period last year. Adjusted net income for the nine months ended July 31, 2012 was $2,577 million, an increase of $280 million, or 12%, compared with the same period last year. On a year-to-date basis, the reported annualized return on common equity was 43.2%, while the adjusted annualized return on common equity was 44.6%.
Reported revenue on a year-to-date basis was $7,903 million, an increase of $832 million, or 12%, compared with the same period last year. Adjusted revenue was $7,939 million, an increase of $868 million, or 12%, compared with the same period last year. MBNA contributed 8% to reported, and 9% to adjusted revenue growth. Net interest income growth was driven by the inclusion of MBNA, strong volume growth, and an additional calendar day, partially offset by lower margin on average earning assets. The year-to-date net interest income contribution from MBNA was higher than expected due to better credit performance on acquired loans. The personal lending businesses generated good, but slowing, volume growth, while business lending volume growth remained strong. Compared with the same period last year, average real estate secured lending volume increased $12.9 billion, or 7%. Auto lending average volume increased $1.5 billion, or 12%, while all other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volumes increased $4.8 billion, or 14%. Average personal deposit volumes increased $8.2 billion, or 6%, while average business deposit volumes increased $6.2 billion, or 10%. Excluding MBNA, the year-to-date margin on average earning assets decreased 13 bps to 2.65% on both a reported and adjusted basis, due to the impact of a low interest rate environment, portfolio mix, and competitive pricing. Non-interest income growth of 13% was driven by higher transaction volumes, repricing, and MBNA.
PCL on a year-to-date basis was $845 million, an increase of $233 million, or 38%, compared with the same period last year, due mainly to MBNA. Personal banking PCL excluding MBNA decreased $56 million, or 9%, reflecting strong credit quality, and enhanced collection strategies. Business banking PCL was $47 million, an increase of $26 million, primarily due to fewer recoveries in the current period.
On a year-to-date basis, reported non-interest expenses were $3,645 million, an increase of $405 million, or 13%, compared with the same period last year. Adjusted non-interest expenses were $3,574 million, an increase of $334 million, or 10%, compared with the same period last year. Excluding MBNA, expenses increased $115 million, or 4%, compared with the same period last year, driven by higher employee-related costs, business initiatives, volume growth, and one extra calendar day.
The average FTE staffing levels on a year-to-date basis increased by 1,263, or 4%, compared with the same period last year, largely due to MBNA. The reported efficiency ratio on a year-to-date basis was 46.1%, while the adjusted efficiency ratio was 45.0%, compared with 45.8%, on both a reported and adjusted basis, for the same period last year.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 17

Business Outlook
Canadian Personal and Commercial Banking has posted strong year-to-date results driven by positive operating leverage, good volume growth, stronger than expected contribution from MBNA, and good credit performance. We expect these drivers to hold for the fourth quarter. On a sequential basis, fourth quarter results are expected to be lower than the third quarter due to seasonal factors, including an increase in non-interest expenses. Looking further out, we expect the operating environment to remain challenging with sustained low interest rates and slower economic growth leading to lower margins and slowing loan growth. We also expect a more normalized MBNA contribution. We intend to manage through this environment by continuing to focus on our core strategy of customer service and convenience, identifying opportunities to invest in and grow businesses, and driving operational efficiencies.

TABLE 12: WEALTH AND INSURANCE1
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Net interest income	$148	$144	$139	$436	$406
Insurance revenue, net of claims and related expenses2	270	330	296	881	859
Income from financial instruments designated at fair value through
profit or loss	18	(17)	18	11	(11)
Non-interest income — other	573	591	576	1,728	1,747
Total revenue	1,009	1,048	1,029	3,056	3,001
Non-interest expenses	632	653	640	1,924	1,947
Net income	304	318	301	916	818
Wealth	154	155	146	453	427
Insurance	150	163	155	463	391
TD Ameritrade	56	47	48	158	153
Total Wealth and Insurance	$360	$365	$349	$1,074	$971
Selected volumes and ratios
Assets under administration — Wealth (billions of Canadian dollars)	$253	$255	$242	$253	$242
Assets under management — Wealth (billions of Canadian dollars)	204	202	191	204	191
Gross originated insurance premiums	989	877	928	2,629	2,453
Return on common equity3	20.9%	22.5%	27.1%	21.5%	25.3%
Efficiency ratio	62.6%	62.3%	62.2%	63.0%	64.9%
Average number of full-time equivalent staff	11,981	12,003	12,014	11,961	12,035
1
Effective the first quarter of 2012, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The prior period results have been restated accordingly.

2
Insurance revenue, net of claims and related expenses is included in the non-interest income line on the Bank’s Consolidated Statement of Income. For the three and nine months ended July 31, 2012, the claims and related expenses were $645 million and $1,736 million, respectively. For the three and nine months ended July 31, 2011, the claims and related expenses were $555 million and $1,599 million, respectively.

3
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison — Q3 2012 vs. Q3 2011
Wealth and Insurance net income for the quarter was $360 million, an increase of $11 million, or 3%, compared with the third quarter last year. Wealth and Insurance net income excluding TD Ameritrade was $304 million, an increase of $3 million, or 1%. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $56 million, an increase of $8 million, or 17%, compared with the third quarter last year, mainly driven by increased economic ownership from stock repurchases and a weaker Canadian dollar in the current quarter, partially offset by lower TD Ameritrade earnings. For its third quarter ended June 30, 2012, TD Ameritrade reported net income of US$154 million, a decrease of US$3 million, or 2%, compared with the third quarter last year, primarily driven by lower trading revenue, partially offset by lower expenses. Wealth and Insurance’s annualized return on common equity for the quarter was 20.9%.
Wealth and Insurance revenue is derived from direct investing, advice-based businesses, asset management services, life and health insurance, and general insurance. Wealth and Insurance revenue for the quarter was $1,009 million, a decrease of $20 million, or 2%, compared to the third quarter last year. In the Insurance business, revenue increases from premium growth and the inclusion of MBNA were more than offset by adjustments to reserves for claims liabilities and higher claims from weather-related events. In the Wealth businesses, the lower transaction revenue in the direct investing businesses from decreased trading volumes was largely offset by increases in fee-based revenue from asset growth in the advice-based and asset management businesses and net interest income driven by higher net interest margins.
Non-interest expenses for the quarter were $632 million, a decrease of $8 million, or 1%, compared with the third quarter last year, primarily due to lower variable expenses from decreased trading volumes and lower technology-related costs in the Wealth business.
Assets under administration of $253 billion as at July 31, 2012, increased by $11 billion, or 5%, from July 31, 2011. Assets under management of $204 billion as at July 31, 2012 increased by $13 billion, or 7%, from July 31, 2011. These increases were driven by net new client assets, partially offset by a decline in market value of assets.
Gross originated insurance premiums of $989 million increased $61 million, or 7%, compared with the third quarter last year. The increase was primarily due to organic business growth.
The efficiency ratio for the current quarter was 62.6%, compared with 62.2% in the third quarter last year.
The average FTE staffing levels remained relatively flat compared with the third quarter of last year.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 18

Quarterly comparison — Q3 2012 vs. Q2 2012
Wealth and Insurance net income for the quarter decreased by $5 million, or 1%, compared with the prior quarter. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $9 million, or 19%, compared with the prior quarter, mainly due to increased earnings at TD Ameritrade. For its third quarter ended June 30, 2012, TD Ameritrade reported net income increased US$17 million, or 12%, compared with the prior quarter, primarily driven by lower operating expenses, partially offset by lower trading revenue. The annualized return on common equity for the quarter was 20.9%, compared with 22.5% in the prior quarter.
Revenue for the quarter decreased $39 million, or 4%, compared with the prior quarter. Higher claims from weather-related events in the Insurance business were partially offset by premium volume growth. In the Wealth business, a decrease in revenue was primarily driven by lower trading volumes in the direct investing businesses.
Non-interest expenses decreased $21 million, or 3%, compared to the prior quarter, primarily due to lower variable costs mainly driven by decreased transaction volumes and lower personnel related costs in the Wealth business.
Assets under administration of $253 billion as at July 31, 2012 decreased $2 billion, or 1%, from April 30, 2012. Assets under management of $204 billion as at July 31, 2012 increased $2 billion, or 1%, from April 30, 2012. The increase from net new client assets was offset by a decline in market value of assets.
Gross originated insurance premiums increased $112 million, or 13%, compared with the prior quarter due largely to seasonal growth.
The efficiency ratio for the current quarter was 62.6%, compared with 62.3% in the prior quarter.
The average FTE staffing levels remained relatively flat compared with the prior quarter.

Year-to-date comparison — Q3 2012 vs. Q3 2011
Wealth and Insurance net income for the nine months ended July 31, 2012 was $1,074 million, an increase of $103 million, or 11%, compared with the same period last year. Wealth and Insurance net income excluding TD Ameritrade was $916 million, an increase of $98 million, or 12%, compared with the same period last year. The Bank’s reported investment in TD Ameritrade generated net income of $158 million, an increase of $5 million, or 3%, compared with the same period last year, mainly driven by changes in the capital allocation methodology resulting in lower net charges, partially offset by lower TD Ameritrade earnings. For its nine months ended June 30, 2012, TD Ameritrade reported net income of US$443 million, a decrease of US$31 million, or 7%, compared with the same period last year, primarily driven by lower trading revenue. On a year-to-date basis, Wealth and Insurance’s annualized return on common equity was 21.5%.
Revenue on a year-to-date basis was $3,056 million, an increase of $55 million, or 2%, compared with the same period last year. Strong revenue growth in the Insurance business was primarily driven by strong premium growth, the inclusion of MBNA, and better claims management, partially offset by lower claims in the prior year driven by adjustments to reserves for claims liabilities. A decrease in transaction revenue from lower trading volumes in the Wealth direct investing businesses was largely offset by higher fee-based revenue driven by increased client assets in the advice-based and asset management businesses. Net interest income increased driven by higher margins and client balances in the Wealth business and increased margins in the Insurance business.
On a year-to-date basis, non-interest expenses were $1,924 million, a decrease of $23 million, or 1%, compared with the same period last year. The decrease was primarily due to lower project expenses and lower volumes in the Wealth business, partially offset by increased expenses in the Insurance business to support business growth.
On a year-to-date basis, gross originated insurance premiums were $2,629 million, an increase of $176 million, or 7%, compared with the same period last year. The increase was primarily due to organic business growth.
The efficiency ratio on a year-to-date basis improved to 63.0%, compared with 64.9% in the same period last year.
The average FTE staffing levels on a year-to-date basis decreased by 74, or 1%, compared with the same period last year, primarily from lower support required due to a decrease in trading volume in the Wealth business.

Business Outlook
Building on the foundation of a strong franchise and prudent expense management, Wealth and Insurance continues to be on track to achieve good earnings growth for the full year 2012.
In our Wealth business, despite a deterioration in economic conditions, we anticipate good earnings growth year over year driven primarily by continued momentum in net new client assets in the advice-based and asset management businesses.
Good premium growth is expected to continue in the fourth quarter of 2012 and the Insurance business is on track to deliver strong results for the year.

TD AMERITRADE HOLDING CORPORATION
Refer to Note 7 to the Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 19

TABLE 13: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	July 31	Apr. 30	July 31	July 31	Apr. 30	July 31
	2012	2012	2011	2012	2012	2011
Net interest income	$1,180	$1,178	$1,093	$1,160	$1,185	$1,131
Non-interest income	346	409	393	340	412	405
Total revenue	1,526	1,587	1,486	1,500	1,597	1,536
Provision for credit losses — loans	150	157	114	148	157	118
Provision for credit losses — debt securities
classified as loans	3	3	3	3	3	3
Provision for credit losses — acquired
credit-impaired loans1	22	32	57	22	33	59
Provision for credit losses — total	175	192	174	173	193	180
Non-interest expenses — reported	1,058	953	931	1,041	959	963
Non-interest expenses — adjusted	930	953	866	915	959	896
Net income — reported	284	356	295	279	358	304
Adjustments for items of note2
Integration charges and direct transaction
costs relating to U.S. Personal
and Commercial Banking acquisitions	—	—	39	—	—	41
Litigation reserve	77	—	—	76	—	—
Net income — adjusted	$361	$356	$334	$355	$358	$345
Selected volumes and ratios
Return on common equity — reported3	6.4%	8.2%	7.4%	6.4%	8.2%	7.4%
Return on common equity — adjusted3	8.1%	8.2%	8.5%	8.1%	8.2%	8.5%
Margin on average earning assets (TEB)4	3.59%	3.74%	3.70%	3.59%	3.74%	3.70%
Efficiency ratio — reported	69.3%	60.1%	62.7%	69.3%	60.1%	62.7%
Efficiency ratio — adjusted	60.9%	60.1%	58.3%	60.9%	60.1%	58.3%
Number of U.S. retail stores	1,299	1,288	1,283	1,299	1,288	1,283
Average number of full-time equivalent staff	24,972	24,733	25,033	24,972	24,733	25,033
				For the nine months ended
	Canadian dollars					U.S. dollars
			July 31	July 31	July 31	July 31
			2012	2011	2012	2011
Net interest income			$3,515	$3,268	$3,479	$3,332
Non-interest income			1,093	1,003	1,083	1,028
Total revenue			4,608	4,271	4,562	4,360
Provision for credit losses — loans			421	391	417	398
Provision for credit losses — debt securities
classified as loans			9	72	9	72
Provision for credit losses — acquired
credit-impaired loans1			95	94	95	98
Provision for credit losses — total			525	557	521	568
Non-interest expenses — reported			3,196	2,613	3,166	2,665
Non-interest expenses — adjusted			2,772	2,481	2,744	2,529
Net income — reported			812	893	802	913
Adjustments for items of note2
Integration charges and direct transaction
costs relating to U.S. Personal
and Commercial Banking acquisitions			9	83	9	85
Litigation reserve			248	—	247	—
Net income — adjusted			$1,069	$976	$1,058	$998
Selected volumes and ratios
Return on common equity — reported3			6.1%	7.3%	6.1%	7.3%
Return on common equity — adjusted3			8.1%	8.0%	8.1%	8.0%
Margin on average earning assets (TEB)4			3.65%	3.77%	3.65%	3.77%
Efficiency ratio — reported			69.4%	61.2%	69.4%	61.2%
Efficiency ratio — adjusted			60.2%	58.1%	60.2%	58.1%
Number of U.S. retail stores			1,299	1,283	1,299	1,283
Average number of full-time equivalent staff			24,934	23,791	24,934	23,791
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures — Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

4	Margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 20

Quarterly comparison — Q3 2012 vs. Q3 2011
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $284 million on a reported basis, a decrease of $11 million, or 4%, and $361 million on an adjusted basis, an increase of $27 million, or 8%, compared with the third quarter last year. In U.S. dollar terms, net income for the quarter was US$279 million on a reported basis, a decrease of US$25 million, or 8%, and US$355 million on an adjusted basis, an increase of US$10 million, or 3%, compared with the third quarter last year. The increase in adjusted earnings was primarily due to strong organic volume growth and a lower effective tax rate, partially offset by the impact of the Durbin Amendment. An increase of US$126 million (US$76 million after tax) to the previously-disclosed litigation reserve was included in items of note this quarter. The annualized reported and adjusted return on common equity for the quarter were 6.4% and 8.1%, respectively.
In U.S. dollar terms, revenue for the quarter was US$1,500 million, a decrease of US$36 million, or 2%, compared with the third quarter last year. The decrease was primarily due to the impact of the Durbin Amendment and anticipated run-off in legacy Chrysler Financial revenue, partially offset by strong organic growth. Margin on average earning assets decreased by 11 bps to 3.59%, compared with the third quarter last year, primarily due to the low interest rate environment. Average loans increased by US$10.6 billion, or 14% compared with the third quarter last year with an increase of 21% in average personal loans and an increase of 9% in average business loans. Average deposits increased US$17.8 billion, or 12%, compared with the third quarter last year, including a US$10.2 billion increase in average deposits of TD Ameritrade IDAs. Average deposit volume, excluding TD Ameritrade IDAs and Government deposits, increased by $8 million, or 9%, driven by 9% growth in personal deposit volume and 8% growth in business deposit volume.
Total PCL for the quarter was US$173 million, a decrease of US$7 million, or 4%. The underlying credit quality of the loan portfolio continues to improve. The performance of acquired credit-impaired loans (which includes the loans from South Financial and the FDIC-assisted acquisitions as well as acquired credit-impaired loans from Chrysler Financial) continues to be stable and in line with our expectations with a decline in PCL on these loans compared to the prior year due to a lower level of new impairment formation. PCL on loans excluding acquired credit-impaired loans and debt securities classified as loans increased by US$30 million, or 25%, due primarily to organic loan growth, partially offset by improved asset quality. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.78%, a decrease of 14 bps, compared with the third quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,077 million, a decrease of US$81 million, or 7%, compared with the third quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.3% at July 31, 2012, compared with 1.9% as at July 31, 2011. Net impaired debt securities classified as loans were US$1,297 million as at July 31, 2012, a decrease of US$174 million, or 12%, compared to July 31, 2011.
Reported non-interest expenses for the quarter were US$1,041 million, an increase of US$78 million, or 8% due primarily to the additional litigation reserve taken in the current quarter. On an adjusted basis, non-interest expenses were US$915 million, an increase of US$19 million, or 2%, compared with the third quarter last year primarily due to investments in the core franchise, including new stores.
The average FTE staffing levels decreased by 61 compared with the third quarter last year due primarily to lower staffing levels in the store network. The efficiency ratio for the quarter worsened to 69.3% on a reported basis, and 60.9% on an adjusted basis, compared with 62.7% on a reported basis, and 58.3% on an adjusted basis, in the third quarter last year. The adjusted efficiency ratio worsened due primarily to the impact of the Durbin Amendment.

Quarterly comparison — Q3 2012 vs. Q2 2012
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter decreased $72 million, or 20%, on a reported basis, and increased $5 million, or 1%, on an adjusted basis, compared with the prior quarter. In U.S. dollar terms, net income decreased US$78 million, or 22%, on a reported basis, and decreased US$3 million, or 1%, on an adjusted basis. On a reported basis, earnings for the quarter include the additional litigation reserve. The decrease in adjusted net income was primarily due to lower product margins and higher expenses, partially offset by strong organic volume growth and a lower effective tax rate. The annualized return on common equity for the quarter was 6.4% on a reported basis, and 8.1% on an adjusted basis compared with 8.2% on both a reported and adjusted basis in the prior quarter.
In U.S. dollar terms, revenue for the quarter decreased US$97 million, or 6%, compared with the prior quarter due primarily to higher gains on sales of securities recorded in the prior quarter, lower acquired loan accretion and lower product margins. Margin on average earning assets decreased 15 bps to 3.59%, compared with the prior quarter primarily due to timing of cash flows on acquired credit-impaired portfolios and continued margin pressure. Average loans increased by US$3.6 billion, or 4%, compared with the prior quarter with an increase of 6% in average personal loans and an increase of 3% in average business loans. Average deposits increased US$3.3 billion, or 2%, compared with the prior quarter, including a US$1.7 billion increase in average deposits of TD Ameritrade. Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$1.6 billion, or 1%.
Total PCL for the quarter decreased US$20 million, or 10%, compared with the prior quarter due primarily to lower PCL on acquired credit-impaired loans and timing. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.78%, a decrease of 15 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,077 million, an increase of US$39 million, or 4%, compared with the prior quarter due primarily to a reclassification of performing second liens in the home equity portfolio as impaired, aligning with regulatory guidance. Excluding the second lien impact, net impaired loans would have decreased. Net impaired loans, excluding acquired credit-impaired and debt securities classified as loans, as a percentage of total loans were 1.3%, compared with 1.3% as at April 30, 2012. Net impaired debt securities classified as loans were US$1,297 million, a decrease of US$47 million, or 3%, compared with the prior quarter.
Reported non-interest expenses for the quarter increased US$82 million, or 9%, compared with the prior quarter, due primarily to the additional litigation reserve taken this quarter. On an adjusted basis, non-interest expenses decreased US$44 million, or 5%, compared with the prior quarter as legal and credit-related expenses were higher in the prior quarter.
The average FTE staffing levels increased by 239, or 1%, compared with the prior quarter due primarily to seasonal increases. The efficiency ratio for the quarter worsened to 69.3% on a reported basis, compared with 60.1% in the prior quarter, driven by the litigation reserve taken in the current quarter, and worsened to 60.9% on an adjusted basis, compared with 60.1% in the prior quarter.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 21

Year-to-date comparison — Q3 2012 vs. Q3 2011
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the nine months ended July 31, 2012 was $812 million on a reported basis, a decrease of $81 million, or 9%, and $1,069 million on an adjusted basis, an increase of $93 million, or 10%, compared with the same period last year. In U.S. dollar terms, net income decreased US$111 million, or 12%, on a reported basis, and increased US$60 million, or 6% on an adjusted basis. The increase in adjusted earnings was primarily due to strong organic growth, partially offset by the impact of the Durbin Amendment. On a year-to-date basis, the reported and adjusted annualized return on common equity were 6.1% and 8.1%, respectively.
In U.S. dollar terms, revenue on a year-to-date basis was US$4,562 million, an increase of US$202 million, or 5%, compared with the same period last year, due to the Chrysler Financial acquisition, organic growth, and gains on sales of securities, partially offset by the impact of the Durbin Amendment and lower product margins. The margin on average earning assets on a year-to-date basis decreased by 12 bps to 3.65%, compared with the same period last year, primarily due to higher growth rates in lower margin loan and deposit products, run-off of higher margin legacy Chrysler Financial loans and the low interest rate environment.
Total PCL on a year-to-date basis was US$521 million, a decrease of US$47 million, or 8%, compared with the same period last year, due primarily to improved asset quality and lower PCL on debt securities classified as loans. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.82%, a decrease of 11 bps, compared with the same period last year.
On a year-to-date basis, non-interest expenses were US$3,166 million, an increase of US$501 million, or 19%, on a reported basis, and US$2,744 million, an increase of US$215 million, or 9%, on an adjusted basis, compared with the same period last year, due to the Chrysler Financial acquisition, legal and credit-related expenses and investments in the core franchise, including new store openings.
The average FTE staffing levels on a year-to-date basis increased by 1,143, or 5%, compared with the same period last year. This increase was primarily due to the Chrysler Financial acquisition. The reported efficiency ratio on a year-to-date basis worsened to 69.4%, compared with 61.2% in the same period last year due primarily to litigation reserves in the current year. The adjusted efficiency ratio worsened to 60.2%, compared with 58.1% for the same period last year.

Business Outlook
Strong volume growth is expected to continue through the remainder of fiscal 2012 driven by residential mortgages, indirect auto loans, and commercial lending. Organic deposit growth momentum is expected to continue due to maturing stores. Over time, we generally expect declines in PCL due to the improved overall asset quality of the portfolio, but PCL amounts may vary in any given quarter. Given sustained low interest rates, we expect continued lower margins, pressuring net income particularly for our deposit and indirect auto lending businesses. Expense growth will be managed closely, while investing in resources and infrastructure to support growth. Overall, we expect solid adjusted earnings growth for 2012, taking into account regulatory and market conditions, including continued effects of the low interest rate environment and expectations of a modestly improving U.S. economy.

TABLE 14: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Net interest income (TEB)	$447	$434	$432	$1,324	$1,215
Non-interest income	191	174	27	605	555
Total revenue	638	608	459	1,929	1,770
Provision for credit losses	21	6	6	39	19
Non-interest expenses	406	384	330	1,196	1,073
Net income	180	197	112	571	535
Selected volumes and ratios
Risk-weighted assets (billions of dollars)	48	48	32	48	32
Return on common equity1	16.7%	19.5%	13.1%	18.3%	26.1%
Efficiency ratio	63.6%	63.2%	71.9%	62.0%	60.6%
Average number of full-time equivalent staff	3,588	3,540	3,612	3,555	3,480
1
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 rate. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison — Q3 2012 vs. Q3 2011
Wholesale Banking net income for the quarter was $180 million, an increase of $68 million, or 61%, compared with the third quarter last year. The increase was primarily due to trading-related revenue. Partially offsetting the increase in revenue were higher non-interest expenses and PCL. The annualized return on common equity for the quarter was 16.7%.
Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $638 million, an increase of $179 million, or 39%, compared with the third quarter last year. The increase in revenue was due to improved fixed income and credit trading which benefited from stronger client activity and tightening credit spreads as compared with the difficult market conditions in the third quarter last year. The trading-related revenue also reflects gains recognized on trading positions that were previously considered impaired. Underwriting revenue was strong, reflecting higher revenue from investment grade debt issuances. Partially offsetting these increases were lower security gains and lower advisory fees due to an industry-wide decline in mergers and acquisitions (M&A) closing during the quarter.
PCL for the quarter was $21 million, compared with $6 million in the same period last year. PCL in the current period was related to a single name in the corporate lending portfolio. PCL was limited to the accrual cost of credit protection in the same period last year. Net impaired loans were $48 million, an increase of $13 million, or 37%, over the third quarter last year.
Non-interest expenses for the quarter were $406 million, an increase of $76 million or 23%, compared with the third quarter last year. The increase was due to additional legal provisions and higher variable compensation commensurate with higher revenue.
Risk-weighted assets were $48 billion, an increase of $16 billion, or 50%, compared with the third quarter last year. The increase was due to the implementation of the revised Basel II market risk framework.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 22

Quarterly comparison — Q3 2012 vs. Q2 2012
Wholesale Banking net income for the quarter decreased by $17 million, or 9%, compared with the prior quarter. The increase in revenue was offset by higher non-interest expenses and PCL. The annualized return on common equity for the quarter was 16.7% compared with 19.5% in the prior quarter.
Revenue for the quarter increased $30 million, or 5%, compared with the prior quarter, largely driven by higher fixed income and credit trading. Market conditions improved during the quarter reflecting economic news in Europe. Offsetting the improved trading revenue was a decline in M&A fees from strong levels in the previous quarter and lower security gains from the investment portfolio.
PCL for the quarter was $21 million, compared with $6 million in the prior quarter. PCL in the current period was related to a single name in the corporate lending portfolio. PCL in the prior quarter was limited to the accrual cost of credit protection. Net impaired loans were $48 million, an increase of $17 million, or 55%, over the third quarter last year.
Non-interest expenses for the quarter increased by $22 million, or 6%, primarily due to higher operating expenses, partially offset by lower variable compensation from investment banking revenue.
Risk-weighted assets were flat at $48 billion compared with the prior quarter.

Year-to-date comparison — Q3 2012 vs. Q3 2011
Wholesale Banking net income for the nine months ended July 31, 2012 was $571 million, an increase of $36 million, or 7%, compared with the same period last year. The increase was primarily due to strong trading revenue partially offset by higher non-interest expenses. On a year-to-date basis, the annualized return on common equity was 18.3%.
Revenue on a year-to-date basis was $1,929 million, an increase of $159 million, or 9%, compared with the prior year. The increase was largely attributable to higher fixed income and credit trading on tightening credit spreads and increased client activity. Investment banking experienced strong client activity in M&A and credit originations, particularly in the first two quarters. Partially offsetting these increases was lower corporate lending revenue on reduced interest margins, slower equity trading and underwriting, and lower security gains from the investment portfolio.
PCL on a year-to-date basis was $39 million, an increase of $20 million, or 105%, compared with the same period last year related to a single name in the corporate lending portfolio in the current year.
On a year-to-date basis, non-interest expenses were $1,196 million, an increase of $123 million, or 11%, largely due to higher variable compensation on improved performance, additional legal provisions and higher infrastructure spending.

Business Outlook
There continues to be risk in the macroeconomic environment, and ongoing fiscal issues faced by the world’s major economies will likely cause trading conditions to remain difficult. We expect that volumes will be muted, at least in the short term, as market participants remain cautious in directionless markets. Although the global economic outlook remains uncertain, we are confident that our diversified, client-focused business model will provide a stable revenue base. We will also remain focused on execution and reducing our expenses in 2013.

TABLE 15: CORPORATE
(millions of Canadian dollars)		For the three months ended		For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Net income (loss) — reported	$15	$(33)	$(61)	$(81)	$(240)
Adjustments for items of note: Decrease (increase) in net income1
Amortization of intangibles	59	59	94	178	296
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	—	9	(9)	54	(91)
Fair value of credit default swaps hedging the corporate loan book, net
of provision for credit losses	(2)	1	(5)	—	(4)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial
acquisition	6	3	26	14	36
Reduction of allowance for incurred but not identified credit losses	(30)	(59)	—	(120)	—
Positive impact due to changes in statutory income tax rates	(18)	—	—	(18)	—
Total adjustments for items of note	15	13	106	108	237
Net income (loss) — adjusted	$30	$(20)	$45	$27	$(3)
Decomposition of items included in net gain (loss) — adjusted
Net corporate expenses	$(55)	$(95)	$(70)	$(242)	$(270)
Other	59	49	88	191	189
Non-controlling interests	26	26	27	78	78
Net income (loss) — adjusted	$30	$(20)	$45	$27	$(3)
1	For explanations of items of note, see the “Non-GAAP Financial Measures — Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison — Q3 2012 vs. Q3 2011
Corporate segment’s reported net income for the quarter was $15 million, compared with a reported net loss of $61 million in the third quarter last year. Adjusted net income was $30 million, compared with an adjusted net income of $45 million in the third quarter last year. The change was primarily due to lower net corporate expenses and favourable tax items, more than offset by the unfavourable impact of treasury and other hedging activities and other items.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 23

Quarterly comparison — Q3 2012 vs. Q2 2012
Corporate segment’s reported net income for the quarter was $15 million, compared with a reported net loss of $33 million in the prior quarter. Adjusted net income was $30 million, compared with an adjusted net loss of $20 million in the prior quarter. The change was primarily due to lower net corporate expenses which were lower than expected.

Year-to-date comparison — Q3 2012 vs. Q3 2011
Corporate segment’s reported net loss for the nine months ended July 31, 2012 was $81 million, compared with a reported net loss of $240 million in the same period last year. Adjusted net income for the nine months ended July 31, 2012 was $27 million, compared with an adjusted net loss of $3 million last year. The change was primarily attributable to lower net corporate expenses.

Outlook
We continue to target an adjusted net loss of $40 million to $80 million per quarter; however, the Corporate segment results are subject to some volatility and are inherently difficult to predict by their nature. We expect to move to a net loss at the higher end of our target range in the fourth quarter. In particular, net corporate expenses are expected to increase on a quarter-over-quarter basis.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 24

BALANCE SHEET REVIEW

Year-to-date comparison — Q3 2012 vs. Q4 2011

Total assets were $806 billion as at July 31, 2012, an increase of $71 billion, or 10%, from October 31, 2011. The net increase was primarily due to a $28 billion increase in loans (net of allowance for loan losses), a $28 billion increase in financial assets at fair value, a $13 billion increase in securities purchased under reverse repurchase agreements and a $5 billion increase in other assets, partially offset by a $4 billion decrease in interest-bearing deposits with banks.

Interest-bearing deposits with banks decreased $4 billion driven primarily by a decrease in U.S. Personal and Commercial Banking.

Financial assets at fair value increased $28 billion largely due to an increase in trading securities and derivatives in Wholesale Banking.

Securities purchased under reverse repurchase agreements increased $13 billion driven by an increase in trade volumes in Wholesale Banking.

Loans (net of allowance for loan losses) increased by $28 billion primarily driven by increases in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking. The increase in Canadian Personal and Commercial Banking was due to growth in residential mortgages, the acquisition of MBNA Canada’s credit card portfolio and growth in business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to growth in residential mortgages, business and government loans and indirect auto loans.

Other assets increased $5 billion primarily due to increases in other assets in Wholesale Banking and an increase in customers’ liability under acceptances in Canadian Personal and Commercial Banking.

Total liabilities were $758 billion as at July 31, 2012, an increase of $67 billion, or 10%, from October 31, 2011. The net increase was primarily due to a $36 billion increase in deposits, a $23 billion increase in other liabilities and an $8 billion increase in financial liabilities at fair value.

Financial liabilities at fair value increased $8 billion largely due to an increase in derivatives in Wholesale Banking.

Deposits increased $36 billion primarily due to an increase in personal deposits in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking and an increase in business and government deposits across several segments.

Other liabilities increased $23 billion largely due to an increase in obligations related to securities sold under repurchase agreements and obligations related to securities sold short in Wholesale Banking.

Equity was $48 billion as at July 31, 2012, an increase of $4 billion, or 9%, from October 31, 2011 primarily due to retained earnings growth and higher common share capital due to additional common share issuances through the dividend re-investment plan and the exercise of stock options.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 25

CREDIT PORTFOLIO QUALITY

Quarterly comparison — Q3 2012 vs. Q3 2011
Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans were $2,383 million, as at July 31, 2012, a decrease of $49 million, or 2%, from July 31, 2011. The decrease in U.S. Personal and Commercial Banking of $85 million was partially offset by an increase in Wholesale Banking of $32 million. Impaired loans net of allowance were $1,991 million as at July 31, 2012.
The allowance for credit losses of $2,718 million as at July 31, 2012 was composed of a counterparty-specific allowance of $385 million, a collectively assessed allowance for individually insignificant impaired loans of $291 million, and an allowance for incurred but not identified credit losses of $2,042 million.
The counterparty-specific allowance decreased $12 million, or 3%, from July 31, 2011. The collectively assessed allowance for individually insignificant loans increased $5 million, or 2%, from July 31, 2011. The allowance for incurred but not identified credit losses increased $147 million, or 8%, from July 31, 2011.
The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred in the portfolio level at the balance sheet date for loans or credits not yet specifically identified as impaired. The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank’s recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the quarter ended April 30, 2012, certain refinements, not material individually or in aggregate, were made to the methodology, and the resulting net reduction was included as an item of note.

Quarterly comparison – Q3 2012 vs. Q2 2012
Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans increased by $14 million or 1% compared to April 30, 2012. Impaired loans net of allowance decreased $8 million from April 30, 2012.
The counterparty-specific allowance increased $21 million, or 6%, from April 30, 2012. The collectively assessed allowance for individually insignificant loans increased $11 million, or 4%, from April 30, 2012. The allowance for incurred but not identified credit losses increased $88 million, or 5%, from April 30, 2012 due to the build in allowance in the Canadian credit card portfolio related to the MBNA Canada loans.

TABLE 16: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2012	2012	2011	2012	2011
Personal, Business & Government Loans1,2
Balance at beginning of period	$2,369	$2,538	$2,447	$2,493	$2,535
Additions	1,061	981	927	3,038	2,661
Return to performing status, repaid or sold	(586)	(672)	(546)	(1,739)	(1,483)
Write-offs	(480)	(458)	(423)	(1,412)	(1,204)
Foreign exchange and other adjustments	19	(20)	27	3	(77)
Balance at end of period	$2,383	$2,369	$2,432	$2,383	$2,432
1
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 6 to the Interim Consolidated Financial Statements.

2
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collateralized Mortgage Obligations” section of this document and Note 6 to the Interim Consolidated Financial Statements.

TABLE 17: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)		As at
	July 31	Apr. 30	July 31
	2012	2012	2011
Allowance for credit losses for on-balance sheet loans
Counterparty-specific	$383	$362	$395
Individually insignificant	291	280	286
Incurred but not identified credit losses	1,844	1,752	1,608
Total allowance for credit losses for on-balance sheet loans	2,518	2,394	2,289
Allowance for credit losses — for off-balance sheet loans
Counterparty-specific	2	2	2
Incurred but not identified credit losses	198	202	287
Total allowance for credit losses for off-balance sheet loans	200	204	289
Total	$2,718	$2,598	$2,578
Impaired loans, net of allowance1,2	$1,991	$1,999	$2,008
Net impaired loans as a percentage of net loans1,2	0.49%	0.51%	0.56%
Provision for credit losses as a percentage of net average loans and acceptances	0.43%	0.40%	0.42%
1
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 6 to the Interim Consolidated Financial Statements.

2
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collateralized Mortgage Obligations” section of this document and Note 6 to the Interim Consolidated Financial Statements.

Non-Prime Loans
As at July 31, 2012 the Bank had approximately $2.3 billion gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 3.31% on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 26

Sovereign Risk
The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal and Spain (GIIPS).

TABLE 18: EXPOSURE TO EUROPE
(millions of Canadian dollars)												As at
1) Total Net Exposure by Country and Counterparty												July 31, 2012
	Loans and Commitments1				Derivatives, Repos and Securities Lending2				Trading and Investment Portfolio3, 4				Total
Country	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure 5
GIIPS
Greece	$—	$—	$—	$—	$—	$—	$4	$4	$—	$—	$—	$—	$4
Italy	—	88	—	88	—	—	10	10	1	1	3	5	103
Ireland	—	—	—	—	—	—	64	64	—	—	1	1	65
Portugal	—	—	—	—	—	—	3	3	—	—	—	—	3
Spain	62	—	54	116	15	—	41	56	4	28	205	237	409
Total GIIPS	$62	$88	$54	$204	$15	$—	$122	$137	$5	$29	$209	$243	$584
Rest of Europe
France	393	—	48	441	62	504	817	1,383	29	1,609	182	1,820	3,644
Germany	586	185	45	816	437	1,260	792	2,489	108	3,434	85	3,627	6,932
Netherlands	342	—	264	606	314	—	433	747	81	4,424	1,260	5,765	7,118
Sweden	—	—	4	4	—	—	73	73	1	139	742	882	959
Switzerland	516	—	97	613	—	—	844	844	19	—	315	334	1,791
United Kingdom	1,436	433	215	2,084	604	57	2,561	3,222	78	129	4,533	4,740	10,046
Other6	10	28	49	87	25	73	416	514	7	1,698	394	2,099	2,700
Rest of Europe	$3,283	$646	$722	$4,651	$1,442	$1,894	$5,936	$9,272	$323	$11,433	$7,511	$19,267	$33,190
Total Europe	$3,345	$734	$776	$4,855	$1,457	$1,894	$6,058	$9,409	$328	$11,462	$7,720	$19,510	$33,774
												Oct. 31, 2011
GIIPS
Greece	$—	$—	$—	$—	$—	$—	$3	$3	$—	$—	$1	$1	$4
Italy	—	—	—	—	—	—	14	14	6	217	1	224	238
Ireland	—	—	—	—	9	—	64	73	10	17	4	31	104
Portugal	—	—	—	—	—	—	3	3	3	—	—	3	6
Spain	69	—	84	153	12	—	44	56	18	188	273	479	688
Total GIIPS	$69	$—	$84	$153	$21	$—	$128	$149	$37	$422	$279	$738	$1,040
Rest of Europe
France	375	—	8	383	96	148	635	879	60	1,964	394	2,418	3,680
Germany	451	—	95	546	206	1,192	650	2,048	140	3,060	84	3,284	5,878
Netherlands	414	—	257	671	181	—	430	611	27	5,128	1,386	6,541	7,823
Sweden	35	—	10	45	—	—	54	54	2	1,039	813	1,854	1,953
Switzerland	400	—	24	424	—	—	765	765	5	381	245	631	1,820
United Kingdom	1,486	243	141	1,870	589	15	1,904	2,508	68	3,543	2,170	5,781	10,159
Other6	180	—	24	204	77	74	407	558	24	1,771	493	2,288	3,050
Rest of Europe	$3,341	$243	$559	$4,143	$1,149	$1,429	$4,845	$7,423	$326	$16,886	$5,585	$22,797	$34,363
Total Europe	$3,410	$243	$643	$4,296	$1,170	$1,429	$4,973	$7,572	$363	$17,308	$5,864	$23,535	$35,403
1	Exposures are presented net of impairment charges, where applicable. There were no impairment charges for European exposures as of July 31, 2012 or October 31, 2011.
2
Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $1.0 billion (October 31, 2011 — $2.3 billion) for GIIPS and $31.5 billion (October 31, 2011 — $19.0 billion) for the rest of Europe. Derivatives are presented as net exposures where there is an ISDA master netting agreement.

3	Trading Portfolio exposures are net of eligible short positions. Deposits of $2.4 billion (October 31, 2011 — $2.5 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at July 31, 2012 and October 31, 2011.
5	The reported exposures do not include $0.3 billion (October 31, 2011 — $0.2 billion) of protection the Bank purchased via credit default swaps.
6	Other European exposure is distributed across 14 countries, each of which has a net exposure below $1.0 billion as at July 31, 2012 and October 31, 2011.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 27

			As at
2) Gross European Lending Exposure by Country	July 31, 2012
(millions of Canadian dollars)	Loans and Commitments

Country	Direct 1	Indirect 2	Total
GIIPS
Greece	$—	$—	$—
Italy	88	—	88
Ireland	—	—	—
Portugal	—	—	—
Spain	37	79	116
Total GIIPS	$125	$79	$204
Rest of Europe
France	44	397	441
Germany	293	523	816
Netherlands	37	569	606
Sweden	—	4	4
Switzerland	137	476	613
United Kingdom	602	1,482	2,084
Other	66	21	87
Rest of Europe	$1,179	$3,472	$4,651
Total Europe	$1,304	$3,551	$4,855
		Oct. 31, 2011
GIIPS
Greece	$—	$—	$—
Italy	—	—	—
Ireland	—	—	—
Portugal	—	—	—
Spain	30	123	153
Total GIIPS	$30	$123	$153
Rest of Europe
France	6	377	383
Germany	32	514	546
Netherlands	43	628	671
Sweden	—	45	45
Switzerland	54	369	423
United Kingdom	393	1,478	1,871
Other	108	96	204
Rest of Europe	$636	$3,507	$4,143
Total Europe	$666	$3,630	$4,296
1	Includes funded loans and banker's acceptances.
2	Includes undrawn commitments and letters of credit.

Of the Bank’s European exposure, approximately 96% is to counterparties in countries rated AAA by either Moody’s or S&P, with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody’s or S&P, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.
In addition to the European exposure identified above, the Bank also has $3.4 billion of direct exposure to Supranational entities with European sponsorship, and the following indirect exposure: $851 million of European collateral from non-European counterparties related to repo and securities lending transactions that are margined daily; $53 million of European collateral relating to exposure to a Special Purpose Vehicle that has been in run-off since 2008; and $20 million invested in European diversified investment funds.
As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

EXPOSURE TO ACQUIRED CREDIT-IMPAIRED LOANS (ACI)
ACI loans are loans with evidence of credit quality deterioration since origination for which it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are recorded at fair value upon acquisition and the applicable accounting guidance prohibits carrying over or recording allowance for loan losses in the initial accounting.
ACI loans were acquired through the South Financial acquisition, the FDIC-assisted acquisitions, which include FDIC covered loans subject to loss sharing agreements with the FDIC, the Chrysler Financial acquisition, and the acquisition of the MBNA Canada credit card portfolio. The following table presents the unpaid principal balance, carrying value, allowance for counterparty-specific credit losses, allowance for individually insignificant credit losses, and the net carrying value as a percentage of the unpaid principal balance for ACI loans.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 28

TABLE 19: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars)					As at
		Allowance for		Allowance for
	Unpaid		counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance1	value	credit losses	credit losses	allowance	balance
					July 31, 2012
FDIC-assisted acquisitions	$1,158	$1,068	$6	$56	$1,006	86.9%
South Financial	3,162	2,909	21	17	2,871	90.8
Other2	375	306	—	2	304	81.1
Total ACI loan portfolio	$4,695	$4,283	$27	$75	$4,181	89.1%
					Oct. 31, 2011
FDIC-assisted acquisitions	$1,452	$1,347	$8	$22	$1,317	90.7%
South Financial	4,117	3,695	22	5	3,668	89.1
Chrysler Financial	540	518	—	3	515	95.4
Total ACI loan portfolio	$6,109	$5,560	$30	$30	$5,500	90.0%
1	Represents the contractual amount of principal owed.
2	Other includes the ACI loan portfolios of Chrysler Financial and MBNA Canada.

During the three months ended July 31, 2012, the Bank recorded $22 million of provision for credit losses on ACI loans. The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 20: ACQUIRED CREDIT-IMPAIRED LOANS — KEY CREDIT STATISTICS
(millions of Canadian dollars)	As at
	July 31, 2012		Oct. 31, 2011
	Unpaid principal balance1		Unpaid principal balance1
Past due contractual status
Current and less than 30 days past due	$3,867	82.4%	$5,061	82.8%
30-89 days past due	216	4.6	237	3.9
90 or more days past due	612	13.0	811	13.3
Total ACI loans	$4,695	100.0%	$6,109	100.0%
Geographic region
Florida	$2,310	49.2%	$2,834	46.4%
South Carolina	1,496	31.8	1,993	32.6
North Carolina	515	11.0	729	11.9
Other U.S./Canada	374	8.0	553	9.1
Total ACI loans	$4,695	100.0%	$6,109	100.0%
1	Represents the contractual amount of principal owed.

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)
Due to the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.
These securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses — counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, such as the Bank’s business and government loans and debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.
The allowance for losses that are incurred but not identified as at July 31, 2012 was US$159 million. The total provision for credit losses recognized for the third quarter in 2012 was US$3 million compared to US$3 million in the third quarter of 2011.
The following table presents the unpaid principal balance, carrying value, allowance for credit losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio at July 31, 2012. As at July 31, 2012, the balance of the remaining acquisition-related incurred loss was US$330 million (July 31, 2011 — US$424 million); this amount is reflected below as a component of the discount from par to carrying value.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 29

TABLE 21: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars)				As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				July 31, 2012
Non-Agency CMOs	$3,560	$2,996	$337	$2,659	74.7%
				Oct. 31, 2011
Non-Agency CMOs	$4,268	$3,568	$327	$3,241	75.9%

Quarterly comparison — Q3 2012 vs. Q2 2012
There was no change in the counterparty-specific and individually insignificant allowance from April 30, 2012, while the allowance for incurred but not identified credit losses increased by $3 million, or 2%. Current quarter PCL increased by $3 million.
During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 16% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 22: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)					As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					July 31, 2012
2003	$151	$172	$167	$171	$318	$343
2004	316	344	109	120	425	464
2005	561	580	203	202	764	782
2006	325	314	245	231	570	545
2007	495	504	246	248	741	752
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$1,848	$1,914	$970	$972	$2,818	$2,886
Less: allowance for incurred but not identified credit losses					159
Total					$2,659
					Oct. 31, 2011
2003	$204	$215	$217	$222	$421	$437
2004	374	393	182	189	556	582
2005	621	648	309	311	930	959
2006	358	320	286	275	644	595
2007	548	501	292	299	840	800
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$2,105	$2,077	$1,286	$1,296	$3,391	$3,373
Less: allowance for incurred but not identified credit losses					150
Total					$3,241

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 30

CAPITAL POSITION

The Bank complies with the Office of the Superintendent of Financial Institutions Canada (OSFI) guideline for calculating RWA and regulatory capital, which is based on the International Convergence of Capital Measurement and Capital Standard – A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. For regulatory capital purposes, the Bank’s investment in TD Ameritrade is translated using the period-end foreign exchange rate of the Bank.

TABLE 23: REGULATORY CAPITAL POSITION1
(millions of Canadian dollars, except as noted)		As at
	July 31	Oct. 31	July 31
	2012	2011	2011
Risk-weighted assets for:
Credit risk	$199,042	$183,405	$174,204
Market risk	15,305	5,083	4,402
Operational risk	32,054	30,291	29,199
Total	$246,401	$218,779	$207,805
Tier 1 capital	$30,047	$28,503	$26,764
Tier 1 capital ratio2	12.2%	13.0%	12.9%
Total capital3	$37,505	$34,978	$33,935
Total capital ratio4	15.2%	16.0%	16.3%
Assets-to-capital multiple5	18.3	17.2	17.4
1	For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.
2	Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.
3	Total capital includes Tier 1 and Tier 2 capital.
4	Total capital ratio is calculated as Total capital divided by RWA.
5
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total capital.

As at July 31, 2012, the Bank’s Tier 1 capital ratio was 12.2%, compared with 13.0% as at October 31, 2011. The decrease was primarily a result of the increase in RWA related to the Basel II market risk amendment, the closing of the MBNA acquisition, IFRS transitioning and a new requirement to deduct insurance subsidiaries 50% from Tier 1 capital and 50% from Tier 2 capital. The decrease in Tier 1 capital was partially offset by strong retained earnings growth and common share issuance through participation in the Bank’s dividend re-investment plan and exercise of stock options. The Total capital ratio was 15.2% as at July 31, 2012, compared with 16.0% as at October 31, 2011. The decrease was largely due to the same reasons noted above with the exception of the insurance deduction which was previously deducted from total capital. OSFI’s relief provision permits phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. The IFRS impact on Tier 1 capital is approximately $1,937 million, of which approximately $1,162 million is included as at the quarter ending July 31, 2012.
OSFI has also provided IFRS transitional provisions for the assets-to-capital multiple (ACM), which allows for the exclusion of assets securitized and sold through CMHC sponsored programs prior to March 31, 2010 from the calculation of the ACM.
The Bank continues to maintain sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.
For further details of capital, see Note 11 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 18 to the Interim Consolidated Financial Statements.

FUTURE CHANGES IN BASEL
In December 2010, the Basel Committee on Banking Supervision (BCBS) published the final rules text on new international bank capital adequacy and liquidity requirements. Commonly referred to as “Basel III”, the capital proposals aim to increase the quality, quantity, transparency, and consistency of bank capital, discourage excess leverage and risk taking, and reduce procyclicality. Together with the new internationally harmonized global liquidity standards, Basel III aims to provide a regulatory framework to strengthen the resiliency of the banking sector and financial system.
   In January 2011, the final rules text was supplemented by additional guidance from the BCBS regarding Non-Viability Contingent Capital (NVCC). The NVCC rules require that all capital instruments include loss absorption features. These features may require, based on the regulator's assessment of viability, a principal write-down or conversion to equity. The Basel III rules provide for a transition and phase-out for capital instruments that do not meet the Basel III requirements, including the NVCC features. Subsequently, OSFI issued an advisory in August 2011 regarding Canadian implementation guidance.
In November 2011, the BCBS published the final rules text on global systemically important banks (G-SIBs). Banks designated as G-SIBs will be required to hold 1%-2.5% of additional capital buffers above the Basel III Common Equity Tier 1 (CET1) requirement, phasing-in over four years beginning January 1, 2016. The methodology for the identification of G-SIBs uses an indicator-based approach consisting of five broad categories: size, interconnectedness, lack of substitutability, global (cross-jurisdictional) activity and complexity. G-SIBs will be required to meet additional buffers exclusively through common equity. The Financial Stability Board (FSB) announced 29 G-SIBs in its initial assessment, no Canadian banks were designated as a G-SIB. This list will be reassessed by the FSB annually.
In June 2012, the BCBS released a consultative document on domestic systemically important banks (D-SIBs). The D-SIB framework takes a complementary perspective to the G-SIB rules by focusing on the impact that distressed or failed banks will have on the domestic economy. The document sets out a framework of principles for the assessment methodology and the higher loss absorbency requirements. The D-SIB document is principle-based and OSFI has discretion (consistent with the BCBS document) to establish the D-SIB assessment methodology and calibrate the level of loss absorbency requirements. The final rules text is expected by the end of 2012 and when adopted by OSFI, may result in higher minimum capital requirements for the Bank than those prescribed in the Basel III rules.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 31

In August 2012, OSFI issued a revised Capital Adequacy Requirements (CAR) Guideline for public comment, which incorporates the Basel III capital rules and will be effective in January 2013. The comment period ends on September 28, 2012. We do not anticipate a need to make significant changes to our business operations or raise additional common equity to meet the Basel III requirements or OSFI’s CAR guideline, as currently drafted. The proposed guideline contains two methodologies for capital ratio calculation: (i) the “transitional” method; and (ii) the “all-in” method.
   Under the “transitional” methodology, changes in capital treatment for certain items, as well as minimum capital ratio requirements, will be phased in over the period from 2013 to 2019. If we apply the “transitional” method as defined in the proposed guideline, we expect our CET1 ratio to be in the 11%-12% range by the first quarter of fiscal year 2013.
   Under the “all-in” methodology, capital is defined to include all of the regulatory adjustments that will be required by 2019 while retaining the phase-out rules for non-qualifying capital instruments. Pursuant to the proposed guideline, OSFI expects all institutions to attain an “all-in” target CET1 ratio of at least 7% by the first quarter of 2013 and an “all-in” target total tier 1 ratio of at least 8.5% and target total capital ratio of at least 10.5% by the first quarter of 2014. Based on our current understanding and assumptions, we estimate the Bank’s pro forma CET1 ratio to be approximately 7.7% as at July 31, 2012, if the “all-in” methodology was applied. Based on the current forecast, we expect to be between 7.5% and 8.0% by the first quarter of fiscal year 2013 if the “all-in” methodology was applied.
The Basel III minimum capital requirements include a 4.5% common equity ratio, a 6.0% Tier 1 capital ratio, and an 8.0% Total capital ratio. In addition, a capital conservation buffer of 2.5% will be required.
   For TD, the Basel III capital rules will result in higher RWA and an increase in deductions from regulatory common equity. We continue to believe that with our strong capital position today and our ability to generate capital from our operating businesses in the coming quarters, we are well positioned to fully meet the Basel III capital adequacy requirements.
   We believe that under Basel III all of TD’s outstanding non-common Tier 1 and Tier 2 capital instruments, except certain instruments issued by TD’s U.S. subsidiaries, will be disqualified as regulatory capital, subject to a 10 year phase-out transition period beginning in January 2013. TD announced on February 7, 2011 that, based on OSFI’s February 4, 2011 advisory which outlined OSFI’s expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes - Series 2 outstanding at that time. As of July 31, 2012, there was $450 million in principal amount of TD Capital Trust IV Notes - Series 2 issued and outstanding. TD’s expectation is subject to a number of risk factors and assumptions outlined in the February 7, 2011 press release, which is available on the Bank’s website at http://www.td.com.

DIVIDENDS
The Bank’s dividend policy is approved by the Board of Directors. On August 30, 2012, the Board of Directors declared a dividend for the quarter ending October 31, 2012 in the amount of $0.77; and approved an increase in the Bank’s target payout range to 40-50% of adjusted earnings. The increased dividend is consistent with the Bank’s new target payout range. The Bank’s ability to pay dividends is subject to the Bank Act and the requirements of OSFI. See Note 18 to the Bank’s 2011 Annual Consolidated Financial Statements for further details on dividend restrictions.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives.
Our businesses and operations are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in our Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration both the risk and business environment in which we operate. Our risk appetite states that we take risks required to build our business, but only if those risks:
1) fit our business strategy, and can be understood and managed; 2) do not expose TD to any significant single loss events; we don’t ‘bet the bank’ on any single acquisition, business or product; and 3) do not risk harming the TD brand. Each business is responsible for setting and aligning their individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which they are exposed. We monitor and report on individual business and enterprise level risks that could have a significant impact on the Bank.
Our risk governance structure and risk management approach have not substantially changed from that described in our 2011 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see the “Managing Risk” section in the 2011 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended July 31, 2012.

CREDIT RISK
Enhancements to the Basel II Framework
The Basel Committee on Banking Supervision issued Enhancements to the Basel II framework in July 2009 (enhancements), requiring additional disclosures surrounding the Bank’s securitization exposures in both the banking and trading books. In accordance with OSFI requirements, the Bank has updated its disclosures beginning in the first quarter of 2012 to reflect the enhancements. The Bank has included disclosures to meet the requirements of the enhancements throughout the MD&A and financial statements. With the exception of the incremental credit risk management disclosure provided below, qualitative disclosures relating to credit risk required by the enhancements can be found in the Bank’s 2011 Annual Report.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 32

Supplemental Credit Risk Management Disclosures
Securitization Exposures
For externally rated securitization exposures, we use both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody’s Investors Service, Standard & Poor’s, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.
We use the Internal Assessment Approach (IAA) to manage the credit risk of our exposures relating to asset-backed commercial paper (ABCP) securitizations that are not externally rated.
Under the IAA, we consider all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody’s, S&P, Fitch and DBRS rating agencies. We also use expected loss models and policies to quantify and monitor the level of risk, and facilitate its management. Our IAA process includes our assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage we require for each internal risk rating are consistent with the rating agencies’ published stressed factor requirements for equivalent external ratings by asset class.
All exposures are assigned an internal risk rating based on our assessment, which must be reviewed at least once per year. Our ratings reflect our assessment of risk of loss, consisting of the combined probability of default (PD) and loss given default (LGD) for each exposure. The ratings scale we use corresponds to the long term ratings scales used by the rating agencies.
Our IAA process is subject to all the key elements and principles of our risk governance structure, and is managed in the same way as outlined in this Credit Risk section.
We use the results of the IAA in all aspects of our credit risk management, including performance tracking, control mechanisms and management reporting, and the calculation of capital. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA for capital purposes.

Gross credit risk exposures, measured before credit risk mitigants, are given below:

Table 24: GROSS CREDIT RISK EXPOSURES — STANDARDIZED AND AIRB APPROACHES1,2
(millions of Canadian dollars)						As at
		July 31, 2012				Oct. 31, 2011
Standardized		AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$21,277	$230,793	$252,070	$17,242	$161,116	$178,358
Qualifying revolving retail	—	42,407	42,407	—	42,736	42,736
Other retail	32,437	31,067	63,504	25,139	30,520	55,659
	53,714	304,267	357,981	42,381	234,372	276,753
Non-retail
Corporate	60,019	137,302	197,321	53,165	123,292	176,457
Sovereign	21,651	70,540	92,191	23,559	64,432	87,991
Bank	16,384	123,287	139,671	20,363	119,683	140,046
	98,054	331,129	429,183	97,087	307,407	404,494
Total	$151,768	$635,396	$787,164	$139,468	$541,779	$681,247
1	Gross credit risk exposures represent exposures at default (EAD) and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.
2	For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 33

MARKET RISK
The Revisions to the Basel II Market Risk Framework, which require banks to include Stressed Value-at-Risk (VaR) and an Incremental Risk Charge (IRC) in market risk capital, were implemented in the first quarter of 2012. Implementation of these additional requirements in Q1 increased market risk RWA by approximately $14 billion.

Market risk capital calculated using internal models now comprises three components: A) VaR; B) Stressed VaR; and C) IRC. In addition, the Bank calculates market risk capital using the standardized approach for a limited number of portfolios.

Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio, using Monte Carlo simulation. The IDSR model is based on the historical behaviour of 5-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

The graph below discloses daily one-day VaR usage and trading-related revenue (TEB) within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in other income and the net interest income on trading positions reported in net interest income, and is reported on a taxable equivalent basis. For the quarter ended July 31, 2012, there were 7 days of trading losses and trading-related income was positive for 89% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

Calculating Stressed VaR
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the current period, Stressed VaR was calculated using the one-year period that began on August 1, 2008. The appropriate historical one-year period to use for Stressed VaR is revisited on a quarterly basis.

Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. The Bank applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. The Bank considers the issuer’s domicile and credit rating, as well as industry and single-name concentration effects, when assigning liquidity horizons.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 34

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

Table 25: PORTFOLIO MARKET RISK MEASURES1
(millions of Canadian dollars)	For the three months ended								For the nine months ended
	July 31						Apr. 30	July 31	July 31	July 31
					2012		2012	2011	2012	2011
	As at	Average	High		Low		Average	Average	Average	Average
Interest rate risk	$6.5	$8.3	$16.0		$5.4		$10.1	$13.2	$8.8	$13.2
Credit spread risk	4.5	7.2	9.6		3.8		7.5	4.8	8.7	4.8
Equity risk	3.8	3.6	5.2		2.7		3.3	4.4	3.6	5.0
Foreign exchange risk	0.9	2.3	7.4		0.5		3.2	2.6	2.8	2.5
Commodity risk	0.8	0.9	1.3		0.5		0.9	0.7	0.9	1.0
Idiosyncratic debt specific risk	20.9	23.8	31.4		17.9		28.2	16.2	25.4	14.5
Diversification effect2	(14.8)	(20.4)	N/M	3	N/M	3	(22.6)	(21.1)	(22.1)	(21.4)
Value-at-Risk (one-day)	$22.6	$25.7	$33.5		$19.0		$30.6	$20.8	$28.1	$19.6
Stressed Value-at-Risk (one-day)	$35.3	$47.2	$55.8		$35.3		$46.8	$ N/A	$53.2	$ N/A
Incremental Risk Capital
Charge (one-year)	$178.3	$258.0	$334.9		$178.3		$262.5	$ N/A	$281.7	$ N/A
1	For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.
2	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
3	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR decreased by $4.9 million compared with the prior quarter and increased $4.9 million compared with the third quarter last year. This was primarily due to changes in idiosyncratic credit spread risk and decreases in interest rate risk.

Validation of VaR Model
The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level precludes standard backtesting techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or via analysis using internal or external data.

Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 35

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2012, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of equity by $165.7 million after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of equity by $58.6 million after tax.

The following table shows the sensitivity of the economic value of equity (after tax) by currency for those currencies where the Bank has material exposure.

TABLE 26: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY1
(millions of Canadian dollars)				As at
	July 31		Oct. 31		July 31
		2012		2011		2011
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(15.7)	$(56.2)	$5.9	$(78.6)	$4.0	$(75.0)
U.S. dollar	(150.0)	(2.3)	(116.8)	(123.3)	(65.7)	(205.1)
	$(165.7)	$(58.5)	$(110.9)	$(201.9)	$(61.7)	$(280.1)
1	For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.

LIQUIDITY RISK
As a financial organization, we must ensure that we have continued access to sufficient and appropriate funding to cover our financial obligations as they come due, and to sustain and grow our assets and operations under normal and stress conditions. In the event of a funding disruption, we need to continue to operate without being forced to sell non-marketable assets and/or significantly alter our business strategy. The process that ensures adequate access to funding and reserve liquidity is known as liquidity risk management.
The Asset/ Liability and Capital Committee (ALCO) oversees our liquidity risk management program. It ensures that there is an effective management structure to properly measure and manage liquidity risk. In addition, the Global Liquidity Forum (GLF), comprising senior management from TBSM, Risk Management, Finance and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the GLF recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.
We have one Global Asset Liquidity & Asset Pledging Policy, but the treasury areas responsible for major business segments measure and manage liquidity risks as follows:

•   Treasury and Balance Sheet Management (TBSM) is responsible for maintaining TD’s liquidity risk management framework and associated policy limits, standards and processes. TBSM is also responsible for consolidating and reporting TD’s global liquidity position and for managing the combined Canadian Personal and Commercial Banking (including the domestic Wealth business) and Corporate segment liquidity positions.
•    Wholesale Bank Treasury, Trading Risk within Risk Management, working closely with Wholesale Banking is responsible for managing the liquidity risks inherent in each of the Wholesale Banking portfolios and its regulated consolidated subsidiaries.
•    The U.S. Treasury Group is responsible for managing the liquidity position of the U.S. Personal and Commercial Banking segment. TBSM works closely with the segment to ensure consistency with the global liquidity risk management framework.
•    Each treasury area must comply with the Global Liquidity & Asset Pledging Policy. The policy is reviewed annually by the Risk Committee which is responsible for approving the Bank’s liquidity risk appetite and associated liquidity management limits, principles and practices. Management responsible for liquidity in our U.S. segment and each of our regulated overseas branches and/or subsidiaries is also required to implement policies and related liquidity risk management programs that are necessary in order to address local business conditions and/or regulatory requirements. Each of these policies is subject to review by the GLF and approved by ALCO.
•    Treasury areas frequently monitor and report liquidity adequacy in accordance with Risk Committee approved limits. In addition ALCO imposes, at its discretion, more stringent or additional management limits to further control liquidity risk management or asset pledging activities. All breaches must be reported within 24 hours of identification in accordance with policy requirements. The status of remediation plans to address policy breaches are reported to the GLF and ALCO on a weekly basis and, if applicable, to the Risk Committee at its next scheduled meetings, until resolved.

   Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash flows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a capital markets disruption or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90-day period, we use a conservative “Severe Combined Stress” scenario that models potential liquidity requirements and asset marketability during a confidence crisis that has been triggered in the markets specifically with respect to our ability to meet obligations as they come due. We assume complete loss of access to wholesale funding during the 90-day survival period.
In addition to this Bank-specific event, the “Severe Combined Stress” scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient “available liquidity” to cover total “required liquidity” for the following:

•    100% of all maturities from unsecured wholesale debt and debt issued under various securitization channels coming due;
•    Accelerated attrition or “run-off” of personal and commercial deposit balances;
•    Increased utilization or “draw down” of available committed lines of credit to personal, commercial and corporate lending customers;
•    Increased collateral requirements associated with downgrades in TD’s senior long-term debt credit rating and adverse move in reference rates for all derivative contracts;
•    Coverage of maturities related to Bank-sponsored funding programs, such as the Bankers’ Acceptances we issue on behalf of clients and Bank-sponsored short-term revolving ABCP channels; and
•    Current forecasted operational requirements.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 36

   To meet the resulting total “required liquidity”, we hold assets that can be readily converted into cash. The fair market value of securities will fluctuate based on changes in prevailing interest rates, credit spreads and/or market demand. The liquid assets we hold as “available liquidity” must be currently marketable, of sufficient credit quality and available-for-sale and/or pledging to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay due to collateral requirements, local regulatory liquidity transfer restrictions or other identified impediments are not considered within the framework. We apply a downward adjustment to current market value reflective of the expected market conditions in the “Severe Combined Stress” scenario as appropriate.
“Available liquidity” also includes our estimated borrowing capacity through the Federal Home Loan Bank (FHLB) system in the U.S. under the “Severe Combined Stress” scenario. TD also has access to the Bank of Canada emergency lending assistance program in Canada, Federal Reserve Bank discount window in the U.S. and European Central Bank standby liquidity facilities as a result of collateral pledged by TD to such banks. TD does not consider borrowing capacity at central banks as a source of available liquidity in assessing surplus liquidity.
Our surplus liquid-asset position for each major business segment is calculated by deducting “required liquidity” from “available liquidity” for each specified time bucket. We do not consolidate the surplus liquid-asset positions of our U.S. Personal and Commercial Banking segment with the positions of other segments due to restrictions on the investment of funds generated from deposit taking activities by financial institutions that are members of the Federal Reserve system in the U.S. Also, available cash held in certain Wealth Management and Insurance subsidiaries is not included in the liquid-asset position of the Canadian Personal and Commercial Banking segment due to regulatory restrictions involving the investment of such funds with the Toronto Dominion Bank (Parent). For the quarter ended July 31, 2012, our average monthly aggregate surplus liquid-asset position for up to 90 days, as measured under the “Severe Combined Stress Scenario” was as follows:

•   $11.3 billion (October 31, 2011 – $6.1 billion) for Canadian Personal and Commercial Banking (including the domestic Wealth business) and Wholesale Banking operations.
•    $8.3 billion (October 31, 2011 – $8.9 billion) for U.S. Personal and Commercial Banking operations.

    We also use an extended liquidity coverage test to measure our ability to fund our operations on a secured basis for a period of one year. For the purposes of calculating the results of this test, we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the “Severe Combined Stress” scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 365 day period. For the quarter ended July 31, 2012, our estimate of liquid assets less requirements, as determined under the extended liquidity coverage test was as follows:

•   $5.3 billion (October 31, 2011 – $16.5 billion) for Canadian Personal and Commercial Banking (including the domestic Wealth business) and Wholesale Banking operations.
•    $13.9 billion (October 31, 2011 – $12.3 billion) for U.S. Personal and Commercial Banking operations.

While each of our dedicated treasury areas has responsibility for the measurement and management of its own liquidity risks in their respective business segments, TBSM is responsible for managing liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations. TD maintains foreign branches in key global centres such as New York and London to support Wholesale Banking activities. The Parent company routinely provides liquidity support to all of its foreign branches and consolidated subsidiaries.
The ongoing measurement of business segment liquidity in accordance with various stressed limits ensures there will be sufficient available funding sources in the event of a liquidity event. We have a contingency plan (“CFP”) in place for each major business segment and local jurisdiction. Each CFP provides direction on how management can best utilize available sources of funding under various identified bank-specific and market-wide liquidity stress events in the most efficient and effective manner possible with the objective of returning resultant liquidity positions to target liquidity levels. Accordingly, CFP documentation is an integral component of the Bank’s overall liquidity risk management program.
Credit ratings are important to our borrowing costs and ability to raise funds. A ratings downgrade could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. Credit ratings and outlooks provided by the ratings agencies reflect their views and are subject to change from time to time, based on a number of factors, including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by the rating agencies and conditions affecting the financial services industry generally.
We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of TD’s credit rating. We hold liquid assets to ensure we are able to provide additional collateral required by trading counterparties in the event of a one-notch reduction in our senior long-term credit ratings. Severe downgrades could have a significant impact by increasing our cost of borrowing and/or requiring us to post additional collateral for the benefit of our trading counterparties.

Table 27: CREDIT RATINGS
As at
July 31, 2012 1
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aaa	Negative
S&P	A-1+	AA-	Negative
Fitch	F1+	AA-	Stable
DBRS	R-1 (high)	AA	Stable
1
The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 37

SECURITIZATION AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are consolidated by the Bank where the substance of the relationship between the Bank and the entity indicates control. Potential indicators of control include, amongst others, an assessment of the Bank’s exposure to the risks and rewards of the SPE. The potential consolidation of SPEs is assessed at inception of each entity, and has been revisited upon transition to IFRS. Additionally, the consolidation analysis is revisited at least quarterly if a change in circumstance would indicate that a reassessment is necessary. For example, if the Bank appears to gain additional control or decision making power over the SPE.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, automobile loans, credit card loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. Certain automobile loans acquired by the Bank as part of the acquisition of Chrysler Financial were originated in the U.S. and sold to U.S. securitization structures. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated and consolidated SPEs, and non-SPE third parties are as follows:

TABLE 28: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR1
(millions of Canadian dollars)					As at
			Significant
	Significant unconsolidated SPEs		consolidated SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets2	interests2
				July 31, 2012
Residential mortgage loans	$21,452	$—	$—	$23,630	$—
Personal loans3,4	—	—	5,752	—	—
Commercial mortgage loans	79	—	—	2,364	52
Credit card loans	—	—	1,251	—	—
Total exposure	$21,531	$—	$7,003	$25,994	$52
					Oct. 31, 2011
Residential mortgage loans	$21,953	$—	$—	$22,917	$—
Personal loans3,4	—	—	7,175	—	—
Commercial mortgage loans	95	—	—	2,311	52
Credit card loans	—	—	—	—	—
Total exposure	$22,048	$—	$7,175	$25,228	$52
1
Included in the table above are all assets securitized by the Bank, irrespective of whether they are on or off-balance sheet for accounting purposes, including those that did not qualify for derecognition.

2
Retained interest relating to multi-unit residential and social housing mortgage loans were reclassified from residential mortgage loans to commercial mortgage loans. Securitized mortgages corresponding to these retained interests have also been included in commercial mortgage loans. These changes have been applied retroactively.

3	Included in personal loans as at July 31, 2012 are $652 million of automobile loans acquired as part of the Bank’s acquisition of Chrysler Financial (October 31, 2011 — $2,075 million).
4	In securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans
The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank either fully or partially derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at July 31, 2012, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Interim Consolidated Balance Sheet.

Personal Loans
The Bank securitizes personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPEs. As at July 31, 2012, the SPEs issued $5.1 billion of issued commercial paper outstanding (October 31, 2011 — $5.1 billion) and $0.7 billion (October 31, 2011 — $1.8 billion) of issued notes outstanding. As at July 31, 2012, the Bank’s maximum potential exposure to loss for these conduits was $5.8 billion (October 31, 2011 — $7.2 billion) of which $1.1 billion (October 31, 2011 — $1.1 billion) of underlying personal loans was government insured.

Commercial Mortgage Loans
Commercial mortgage loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes commercial mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized commercial mortgages as the mortgages are all government insured.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 38

Credit Card Loans
The Bank securitizes credit card loans through an SPE. On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada. As a result of the acquisition, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPE. As at July 31, 2012, the consolidated SPE had $1.3 billion of issued notes outstanding. As at July 31, 2012, the Bank’s maximum potential exposure to loss for this SPE was $1.3 billion. Prior to December 1, 2011, the Bank did not consolidate the SPE.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $7.2 billion as at July 31, 2012 (October 31, 2011 — $5.5 billion). Further, as at July 31, 2012, the Bank has committed to provide an additional $1.5 billion (October 31, 2011 — $2.1 billion) in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets. As at July 31, 2012, the Bank also provided no deal-specific credit enhancements (October 31, 2011 — $17 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 29: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)			As at
	July 31, 2012		Oct. 31, 2011
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
unconsolidated SPEs		average life	unconsolidated SPEs	average life
	AAA1	(years)2	AAA1	(years)2
Residential mortgage loans	$4,416	2.9	$2,215	2.9
Credit card loans	—	—	150	2.1
Automobile loans and leases	1,581	1.4	1,789	1.6
Equipment loans and leases	30	0.5	92	0.7
Trade receivables	1,221	2.0	1,223	2.7
Total exposure	$7,248	2.4	$5,469	2.4
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at July 31, 2012, the Bank held $818 million (October 31, 2011 — $790 million) of ABCP issued by Bank-sponsored multi-seller conduits within the trading loans, securities and other category on its Interim Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $501 million as at July 31, 2012 (October 31, 2011 — $349 million) of which nil (October 31, 2011 — nil) has been drawn. The assets within these conduits comprise of individual notes backed by automobile loan receivables. As at July 31, 2012 these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at July 31, 2012 and October 31, 2011 was not significant.

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 29 to the 2011 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at July 31, 2012 was not significant (October 31, 2011 — not significant).

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 39

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters. The amounts provided for 2012 and 2011 are presented in accordance with IFRS while the amounts for 2010 are in accordance with Canadian GAAP.

TABLE 30: QUARTERLY RESULTS1
(millions of Canadian dollars, except as noted)				For the three months ended
	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31
	2012	2012	2012	2011	2011	2011	2011
Net interest income	$3,817	$3,680	$3,687	$3,532	$3,514	$3,259	$3,356
Non-interest income	2,024	2,070	1,955	2,131	1,870	1,897	2,103
Total revenue	5,841	5,750	5,642	5,663	5,384	5,156	5,459
Provision for credit losses	438	388	404	340	380	349	421
Non-interest expenses	3,471	3,372	3,549	3,488	3,206	3,163	3,190
Provision for (recovery of) income taxes	291	351	272	310	367	306	343
Equity in net income of an associated, net of income taxes	62	54	61	64	59	66	57
Net income — reported	1,703	1,693	1,478	1,589	1,490	1,404	1,562
Adjustments for items of note2
Amortization of intangibles	59	59	60	95	94	99	103
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	—	9	45	(37)	(9)	(7)	(75)
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions	—	—	9	(1)	39	20	24
Fair value of credit default swaps hedging the corporate loan book
net of provision for credit losses provision	(2)	1	1	(9)	(5)	(2)	3
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler
Financial acquisition	6	3	5	19	26	10	—
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	25	30	24	—	—	—	—
Litigation reserve	77	—	171	—	—	—	—
Reduction of allowance for incurred but not identified credit
losses	(30)	(59)	(31)	—	—	—	—
Positive impact due to changes in statutory income tax rates	(18)	—	—	—	—	—	—
Total adjustments for items of note	117	43	284	67	145	120	55
Net income — adjusted	1,820	1,736	1,762	1,656	1,635	1,524	1,617
Preferred dividends	49	49	49	48	43	40	49
Net income available to common shareholders and
non-controlling interests in subsidiaries — adjusted	$1,771	$1,687	$1,713	$1,608	$1,592	$1,484	$1,568
Attributable to:
Non-controlling interests — adjusted1	26	26	26	26	27	25	26
Common shareholders — adjusted	$1,745	$1,661	$1,687	$1,582	$1,565	$1,459	$1,542
(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.79	$1.79	$1.56	$1.70	$1.60	$1.52	$1.69
Adjusted	1.92	1.84	1.87	1.77	1.77	1.65	1.75
Diluted earnings per share
Reported	1.78	1.78	1.55	1.68	1.58	1.50	1.67
Adjusted	1.91	1.82	1.86	1.75	1.75	1.63	1.73
Return on common equity — reported	15.3%	16.2%	14.0%	15.8%	16.1%	16.1%	17.1%
Return on common equity — adjusted	16.4%	16.6%	16.8%	16.5%	17.7%	17.6%	17.7%
1
For periods prior to the three months ended January 31, 2012, Tables 30 and 31 were combined. In the current period, they have been separated due to the difference in presentation of non-controlling interests between Canadian GAAP and IFRS.

2	For explanations of items of note, see the “Non-GAAP Financial Measures — Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 40

TABLE 31: QUARTERLY RESULTS (UNDER CANADIAN GAAP)1
(millions of Canadian dollars)	For the three months ended
Oct. 31
2010
Net interest income	$2,983
Non-interest income	2,034
Total revenue	5,017
Provision for credit losses	404
Non-interest expenses	3,263
Provision for (recovery of) income taxes	374
Non-controlling interests in subsidiaries, net of income taxes1	27
Equity in net income of an associated company, net of income taxes	45
Net income — reported	994
Adjustments for items of note, net of income taxes2
Amortization of intangibles	115
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	8
Integration and restructuring charges relating to the U.S. Personal and Commercial Banking acquisitions	18
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit
losses	4
Agreement with Canada Revenue Agency	121
Total adjustments for items of note	266
Net income — adjusted	1,260
Preferred dividends	48
Net income available to common shareholders — adjusted	$1,212
(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.08
Adjusted	1.39
Diluted earnings per share
Reported	1.07
Adjusted	1.38
Return on common shareholders’ equity — reported	9.7%
(billions of Canadian dollars, except as noted)
Average earning assets	$512
Net interest margin as a percentage of average earning assets	2.31%
1
In prior periods, Tables 30 and 31 were combined. In the current period, they have been separated due to the difference in presentation of non-controlling interests between Canadian GAAP and IFRS. Results for 2010 are reported in accordance with Canadian GAAP and the table above uses Canadian GAAP terminology.

2	For explanations of items of note, see the “Non-GAAP Financial Measures — Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 41

ACCOUNTING POLICIES AND ESTIMATES
The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 42 to 73 of this Report to Shareholders, have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s Interim Consolidated Financial Statements for the period ended April 30, 2012.

FUTURE CHANGES IN ACCOUNTING POLICIES
The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies. Issued standards which are effective for the Bank in the future are discussed in Note 2 to the Bank’s Interim Consolidated Financial Statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

LIMITATION ON SCOPE OF DESIGN
Management has limited the scope of the design of the Bank’s disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) to exclude the controls, policies and procedures of the MBNA Canada credit card portfolio, results of which are included in the Interim Consolidated Financial Statements of the Bank for the period of July 31, 2012.
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada as well as certain other assets and liabilities. As at December 1, 2011, the acquisition contributed $7,361 million of loans, $272 million of other assets, $541 million of goodwill and intangibles, and $1,335 million of liabilities to the Bank’s Consolidated Balance Sheet. The MBNA Canada acquired assets constituted approximately 1% of the total consolidated assets as at July 31, 2012. The impact of the acquisition on the Bank’s total consolidated net income for the three and nine months ended July 31, 2012 was not significant. Results of the MBNA Canada credit card portfolio are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments.
The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design of DC&P (in the case of Canadian securities laws) and ICFR to exclude the controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the interim filing.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 42

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	July 31	Oct. 31
	2012	2011
ASSETS
Cash and due from banks	$2,989	$3,096
Interest-bearing deposits with banks	17,260	21,016
	20,249	24,112
Trading loans, securities, and other (Note 3)	89,851	73,353
Derivatives (Note 3)	66,786	59,845
Financial assets designated at fair value through profit or loss (Note 3)	5,871	4,236
Available-for-sale securities (Note 4)	96,294	93,520
	258,802	230,954
Securities purchased under reverse repurchase agreements	70,376	56,981
Loans
Residential mortgages	167,668	155,471
Consumer instalment and other personal	117,572	115,389
Credit card	15,361	8,986
Business and government	101,787	93,144
Debt securities classified as loans	5,334	6,511
	407,722	379,501
Allowance for loan losses (Note 6)	(2,518)	(2,314)
Loans, net of allowance for loan losses	405,204	377,187
Other
Customers’ liability under acceptances	9,437	7,815
Investment in TD Ameritrade (Note 7)	5,322	5,159
Goodwill	12,463	12,257
Intangibles	2,174	1,844
Land, buildings, equipment, and other depreciable assets	4,267	4,083
Current income tax receivable	468	288
Deferred tax assets	934	1,196
Other assets	16,587	13,617
	51,652	46,259
Total assets	$806,283	$735,493
LIABILITIES
Trading deposits (Notes 3, 9)	$32,563	$29,613
Derivatives (Note 3)	69,784	61,715
Securitization liabilities at fair value (Note 3)	24,689	27,725
Other financial liabilities designated at fair value through profit or loss (Note 3)	33	32
	127,069	119,085
Deposits (Note 9)
Personal	287,385	268,703
Banks	14,656	11,659
Business and government	183,196	169,066
	485,237	449,428
Other
Acceptances	9,437	7,815
Obligations related to securities sold short	32,070	23,617
Obligations related to securities sold under repurchase agreements	34,493	25,991
Securitization liabilities at amortized cost	25,951	26,054
Provisions (Note 17)	736	536
Current income tax payable	250	167
Deferred tax liabilities	518	574
Other liabilities	28,870	24,418
	132,325	109,172
Subordinated notes and debentures (Note 10)	11,341	11,543
Liability for preferred shares	26	32
Liability for capital trust securities	2,218	2,229
Total liabilities	758,216	691,489
EQUITY
Common shares (millions of shares issued and outstanding: July 31, 2012 — 913.9, Oct. 31, 2011 — 902.4) (Note 11)	18,351	17,491
Preferred shares (millions of shares issued and outstanding: July 31, 2012 — 135.8, Oct. 31, 2011 — 135.8) (Note 11)	3,395	3,395
Treasury shares — common (millions of shares held: July 31, 2012 — (2.2), Oct. 31, 2011 — (1.4)) (Note 11)	(178)	(116)
Treasury shares — preferred (millions of shares held: July 31, 2012 — nil, Oct. 31, 2011 — nil) (Note 11)	(1)	—
Contributed surplus	203	212
Retained earnings	20,943	18,213
Accumulated other comprehensive income (loss) (Note 12)	3,872	3,326
	46,585	42,521
Non-controlling interests in subsidiaries	1,482	1,483
Total equity	48,067	44,004
Total liabilities and equity	$806,283	$735,493
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 43

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2012	2011	2012	2011
Interest income
Loans	$4,562	$4,326	$13,393	$12,674
Securities
Interest	819	691	2,473	2,011
Dividends	249	212	684	612
Deposits with banks	19	89	66	289
	5,649	5,318	16,616	15,586
Interest expense
Deposits	1,182	1,095	3,507	3,331
Securitization liabilities	260	320	783	951
Subordinated notes and debentures	153	162	460	503
Preferred shares and capital trust securities	44	50	130	147
Other	193	177	552	525
	1,832	1,804	5,432	5,457
Net interest income	3,817	3,514	11,184	10,129
Non-interest income
Investment and securities services	648	652	1,961	1,989
Credit fees	188	169	560	495
Net gains (losses) from available-for-sale securities	36	107	195	192
Trading income (losses)	27	(200)	25	(72)
Service charges	456	398	1,322	1,165
Card services	270	258	765	702
Insurance revenue, net of claims and related expenses	270	296	881	859
Trust fees	39	39	115	118
Other income (loss)	90	151	225	422
	2,024	1,870	6,049	5,870
Total revenue	5,841	5,384	17,233	15,999
Provision for credit losses (Note 6)	438	380	1,230	1,150
Non-interest expenses
Salaries and employee benefits	1,791	1,667	5,404	4,987
Occupancy, including depreciation	348	312	1,019	944
Equipment, including depreciation	194	188	597	588
Amortization of intangibles	113	163	344	480
Marketing and business development	157	137	447	390
Brokerage-related fees	72	78	225	243
Professional and advisory services	215	230	614	677
Communications	70	69	211	198
Other	511	362	1,531	1,052
	3,471	3,206	10,392	9,559
Income before income taxes and equity in net income of an
investment in associate	1,932	1,798	5,611	5,290
Provision for (recovery of) income taxes	291	367	914	1,016
Equity in net income of an investment in associate, net of
income taxes	62	59	177	182
Net income	1,703	1,490	4,874	4,456
Preferred dividends	49	43	147	132
Net income available to common shareholders and non-controlling
interests in subsidiaries	$1,654	$1,447	$4,727	$4,324
Attributable to:
Non-controlling interests in subsidiaries	$26	$27	$78	$78
Common shareholders	1,628	1,420	4,649	4,246
Average number of common shares outstanding (millions) (Note 15)
Basic	908.7	886.6	904.6	883.0
Diluted	916.0	902.5	913.0	900.6
Earnings per share (dollars) (Note 15)
Basic	$1.79	$1.60	$5.14	$4.81
Diluted	1.78	1.58	5.11	4.75
Dividends per share (dollars)	0.72	0.66	2.12	1.93
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 44

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2012	2011	2012	2011
Common shares (Note 11)
Balance at beginning of period	$18,074	$16,367	$17,491	$15,804
Proceeds from shares issued on exercise of stock options	22	33	195	281
Shares issued as a result of dividend reinvestment plan	255	172	665	487
Balance at end of period	18,351	16,572	18,351	16,572
Preferred shares (Note 11)
Balance at beginning of period	3,395	3,395	3,395	3,395
Shares issued	—	—	—	—
Balance at end of period	3,395	3,395	3,395	3,395
Treasury shares — common (Note 11)
Balance at beginning of period	(163)	(104)	(116)	(91)
Purchase of shares	(570)	(348)	(2,130)	(1,404)
Sale of shares	555	348	2,068	1,391
Balance at end of period	(178)	(104)	(178)	(104)
Treasury shares — preferred (Note 11)
Balance at beginning of period	(1)	—	—	(1)
Purchase of shares	(22)	(24)	(61)	(51)
Sale of shares	22	24	60	52
Balance at end of period	(1)	—	(1)	—
Contributed surplus
Balance at beginning of period	200	204	212	235
Net premium (discount) on sale of treasury shares	3	6	11	10
Stock options, contributed surplus (Note 13)	2	2	(19)	(32)
Other	(2)	(1)	(1)	(2)
Balance at end of period	203	211	203	211
Retained earnings
Balance at beginning of period	19,970	16,487	18,213	14,781
Net income	1,677	1,463	4,796	4,378
Common dividends	(655)	(585)	(1,919)	(1,705)
Preferred dividends	(49)	(43)	(147)	(132)
Balance at end of period	20,943	17,322	20,943	17,322
Accumulated other comprehensive income (loss) (Note 12)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	1,157	1,023	949	1,317
Other comprehensive income (loss)	260	107	468	(187)
Balance at end of period	1,417	1,130	1,417	1,130
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	(676)	(1,655)	(464)	—
Other comprehensive income (loss)	330	202	118	(1,453)
Balance at end of period	(346)	(1,453)	(346)	(1,453)
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	2,478	1,869	2,841	2,939
Other comprehensive income (loss)	323	526	(40)	(544)
Balance at end of period	2,801	2,395	2,801	2,395
Total	3,872	2,072	3,872	2,072
Non-controlling interests in subsidiaries
Balance at beginning of period	1,485	1,461	1,483	1,493
Net income	26	27	78	78
Other	(29)	(36)	(79)	(119)
Balance at end of period	1,482	1,452	1,482	1,452
Total equity	$48,067	$40,920	$48,067	$40,920
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 45

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)1
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2012	2011	2012	2011
Net income	$1,703	$1,490	$4,874	$4,456
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities2	280	190	583	(89)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities3	(20)	(83)	(115)	(98)
Net change in unrealized foreign currency translation gains (losses) on investments in
foreign operations	574	335	224	(2,416)
Net foreign currency translation gains (losses) from hedging activities4	(244)	(133)	(106)	963
Change in net gains (losses) on derivatives designated as cash flow hedges5	749	909	796	(381)
Reclassification to earnings of net losses (gains) on cash flow hedges6	(426)	(383)	(836)	(163)
	913	835	546	(2,184)
Comprehensive income (loss) for the period	$2,616	$2,325	$5,420	$2,272
Attributable to:
Preferred shareholders	49	43	147	132
Common shareholders	2,541	2,255	5,195	2,062
Non-controlling interests in subsidiaries	26	27	78	78
1	All items presented in other comprehensive income will be reclassified to the Interim Consolidated Statement of Income in subsequent periods.
2
Net of income tax provision of $165 million for the three months ended July 31, 2012 (three months ended July 31, 2011 – net of income tax provision of $80 million). Net of income tax provision of $278 million for the nine months ended July 31, 2012 (nine months ended July 31, 2011 – net of income tax provision of $8 million).

3
Net of income tax provision of $11 million for the three months ended July 31, 2012 (three months ended July 31, 2011 – net of income tax provision of $16 million). Net of income tax provision of $58 million for the nine months ended July 31, 2012 (nine months ended July 31, 2011 – net of income tax provision of $20 million).

4
Net of income tax recovery of $81 million for the three months ended July 31, 2012 (three months ended July 31, 2011 – net of income tax recovery of $47 million). Net of income tax recovery of $35 million for the nine months ended July 31, 2012 (nine months ended July 31, 2011 – net of income tax provision of $349 million).

5
Net of income tax provision of $393 million for the three months ended July 31, 2012 (three months ended July 31, 2011 – net of income tax provision of $456 million). Net of income tax provision of $391 million for the nine months ended July 31, 2012 (nine months ended July 31, 2011 – net of income tax recovery of $199 million).

6
Net of income tax provision of $217 million for the three months ended July 31, 2012 (three months ended July 31, 2011 – net of income tax provision of $194 million). Net of income tax provision of $381 million for the nine months ended July 31, 2012 (nine months ended July 31, 2011 – net of income tax recovery of $5 million).

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2012	2011	2012	2011
Cash flows from (used in) operating activities
Net income before income taxes	$1,994	$1,857	$5,788	$5,472
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 6)	438	380	1,230	1,150
Depreciation	123	106	378	341
Amortization of other intangibles	113	163	344	480
Net losses (gains) from available-for-sale securities	(36)	(107)	(195)	(192)
Equity in net income of an investment in associate	(62)	(59)	(177)	(182)
Deferred taxes	(4)	(252)	155	(56)
Changes in operating assets and liabilities
Interest receivable and payable	(219)	(314)	(439)	(473)
Securities sold short	2,307	2,254	8,453	441
Trading loans and securities	(4,850)	1,828	(16,498)	(5,463)
Loans	(11,246)	(11,968)	(22,118)	(17,174)
Deposits	22,667	20,566	38,759	28,522
Derivative financial instruments	(1,002)	(891)	1,128	2,237
Financial assets and liabilities designated at fair value through profit or loss	(375)	(619)	(1,634)	(651)
Securitization liabilities	(4,381)	992	(3,139)	4,397
Other	2,221	1,921	919	(1,833)
Income taxes paid	(201)	(196)	(1,024)	(1,602)
Net cash from (used in) operating activities	7,487	15,661	11,930	15,414
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	(3,037)	6,929	8,502	5,864
Issue of subordinated notes and debentures	—	—	—	1,000
Repayment of subordinated notes and debentures (Note 10)	(201)	(191)	(201)	(1,192)
Repayment or redemption of liability for preferred shares and capital trust securities	(15)	(114)	(17)	(136)
Translation adjustment on subordinated notes and debentures issued in a foreign
currency and other	(33)	2	(1)	22
Common shares issued	19	28	159	225
Sale of treasury shares	580	378	2,139	1,453
Purchase of treasury shares	(592)	(372)	(2,191)	(1,455)
Dividends paid	(449)	(456)	(1,401)	(1,350)
Distributions to non-controlling interests in subsidiaries	(26)	(27)	(78)	(78)
Net cash from (used in) financing activities	(3,754)	6,177	6,911	4,353
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	1,016	(3,222)	3,756	1,595
Activities in available-for-sale securities
Purchases	(19,874)	(15,043)	(49,332)	(42,915)
Proceeds from maturities	8,999	5,306	30,881	20,427
Proceeds from sales	4,999	8,545	16,532	22,418
Net purchases of premises, equipment, and other depreciable assets	(216)	188	(562)	(155)
Securities purchased under reverse repurchase agreements	1,216	(17,814)	(13,395)	(17,497)
Net cash acquired from (paid for) acquisitions (Note 8)	—	—	(6,839)	(3,212)
Net cash from (used in) investing activities	(3,860)	(22,040)	(18,959)	(19,339)
Effect of exchange rate changes on cash and due from banks	29	15	11	(103)
Net increase (decrease) in cash and due from banks	(98)	(187)	(107)	325
Cash and due from banks at beginning of period	3,087	3,086	3,096	2,574
Cash and due from banks at end of period	$2,989	$2,899	$2,989	$2,899
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,100	$2,112	$5,897	$5,981
Amount of interest received	5,449	5,101	15,958	15,025
Amount of dividends received	265	217	683	611
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 47

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1 NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada). The shareholders of a bank are not, as shareholders, liable for any liability, act or default of the bank except as otherwise provided under the Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). The Bank was formed through the amalgamation on February 1, 1955 of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in four key segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking.

BASIS OF PREPARATION
The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and IFRS 1, First-time Adoption of IFRS (IFRS 1) using the accounting policies the Bank expects to adopt in its 2012 annual Consolidated Financial Statements.
The preparation of financial statements requires that management make estimates, assumptions and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The Interim Consolidated Financial Statements for the three and nine months ended July 31, 2012 were authorized for issuance by the Bank’s Board of Directors on August 29, 2012.
The Bank's Consolidated Financial Statements were previously prepared in accordance with Canadian generally accepted accounting principles (GAAP). The comparative figures for 2011 were restated to reflect transitional adjustments to comply with IFRS. See Note 20, Transition to IFRS, for details. These Interim Consolidated Financial Statements should be read in conjunction with the IFRS transition disclosures included in Note 21 of the Bank’s Interim Consolidated Financial Statements for the period ended April 30, 2012. In addition, certain information and note disclosures which are considered material to the understanding of the Bank’s Interim Consolidated Financial Statements and which will normally be included in the annual Consolidated Financial Statements prepared in accordance with IFRS, are provided in Note 21.4, Selected Additional Annual Disclosures, of the Bank’s Interim Consolidated Financial Statements for the period ended April 30, 2012, along with reconciliations and descriptions of the effect of the transition to IFRS on equity, net income, and comprehensive income. The Bank’s Interim Consolidated Financial Statements have been prepared in accordance with the Bank’s significant accounting policies under IFRS as described in Note 2 of the Bank’s Interim Consolidated Financial Statements for the period ended April 30, 2012.
As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in annual Consolidated Financial Statements, it should be read in conjunction with the 2011 Consolidated Financial Statements and the accompanying notes included on pages 86 to 153 of the Bank’s 2011 Annual Report and the shaded sections of the 2011 Management’s Discussion and Analysis (MD&A) included on pages 65 to 73 of the Bank’s 2011 Annual Report. Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank’s Interim Consolidated Financial Statements for the period ended April 30, 2012.

NOTE 2 FUTURE CHANGES IN ACCOUNTING POLICIES

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments — Classification and Measurement
IFRS 9, Financial Instruments (IFRS 9), reflects the first phase of the IASB’s work on the replacement of the current IFRS financial instruments standard (IAS 39) and applies to the classification and measurement of financial assets and liabilities. The IASB decided in November 2011 to delay the mandatory effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, which will be November 1, 2015 for the Bank, and tentatively agreed to a limited reconsideration of IFRS 9. The Bank is currently assessing the impact of adopting IFRS 9, as well as any potential future amendments thereto.

Disclosures — Transfer of Financial Assets
The amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7), issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset. The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period. The amendments to IFRS 7 will be adopted by the Bank for the year ended October 31, 2012.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 48

Presentation and Disclosures — Offsetting Financial Assets and Financial Liabilities
In December 2011, the IASB issued the following amendments related to the offsetting of financial instruments:
•	IAS 32, Financial Instruments: Presentation (IAS 32), which clarifies the existing requirements for offsetting financial assets and financial liabilities; and
•
IFRS 7, Financial Instruments: Disclosures (IFRS 7), which provides common disclosure requirements intended to help investors and other users better assess the effect or potential effect of offsetting arrangements on a company’s financial position.

The IAS 32 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank. The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. Both amendments are to be applied retrospectively. The IAS 32 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank. The Bank is currently assessing the impact of the IFRS 7 amendments.

Consolidation
The IASB issued the following new and amended guidance related to consolidated financial statements:
•	IFRS 10, Consolidated Financial Statements (IFRS 10), which replaces IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation — Special-Purpose Entities;
•	IFRS 11, Joint Arrangements;
•	IFRS 12, Disclosure of Interests in Other Entities; and
•	IAS 27 (Revised 2011), Separate Financial Statements, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.
The standards and amendments resulted in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. The adoption of the above standards will require the Bank to re-assess its consolidation analyses for all interests in other entities and will potentially result in additional disclosures. The Bank is currently assessing the impact of adopting these standards.

Fair Value Measurement
IFRS 13, Fair Value Measurement (IFRS 13), provides guidance for measuring fair value and for disclosing information about fair value measurements in accordance with IFRS. IFRS 13 applies to other IFRS standards that require or permit fair value measurements or disclosures about fair value measurements and sets out a framework on how to measure fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied prospectively. This new standard is not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

Employee Benefits
The amendments to IAS 19, Employee Benefits (IAS 19), issued in June 2011, eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Service costs in addition to a net interest expense or income, calculated by applying the discount rate to the net defined benefit surplus or deficit, will be recorded in the income statement. Plan amendment costs will be recognized in the period of a plan amendment, irrespective of its vested status. Further, a termination benefit obligation will be recognized when the Bank can no longer withdraw the offer of the termination benefit or recognizes related restructuring costs. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and are to be applied retrospectively. The Bank is currently assessing the impact of the amendments to IAS 19.

Presentation of Other Comprehensive Income
The amendments to IAS 1, Presentation of Financial Statements (IAS 1), issued in June 2011, require entities to group items presented in other comprehensive income on the basis of whether they might be reclassified to the Consolidated Statement of Income in subsequent periods and items that will not be reclassified to the Consolidated Statement of Income. The amendments did not address which items are presented in other comprehensive income and did not change the option to present items net of tax. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, which will be November 1, 2012 for the Bank, and are to be applied retrospectively. These amendments are not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

NOTE 3 FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date.
The following table presents the levels within the fair value hierarchy for each of the financial assets and liabilities measured at fair value, as at July 31, 2012 and October 31, 2011.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 49

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)								As at
			July 31, 2012				Oct. 31, 2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government related
securities
Canadian government debt
Federal	$4,878	$9,708	$—	$14,586	$2,293	$8,583	$—	$10,876
Provinces	—	4,136	—	4,136	1	2,714	5	2,720
U.S. federal, state, municipal governments,
and agencies debt	1,427	8,182	—	9,609	2,210	5,411	—	7,621
Other OECD government guaranteed debt	—	4,442	—	4,442	—	5,887	—	5,887
Mortgage-backed securities — residential	—	1,307	—	1,307	—	1,496	—	1,496
Other debt securities
Canadian issuers	—	2,551	27	2,578	25	2,477	30	2,532
Other issuers	—	5,482	103	5,585	—	6,594	79	6,673
Equity securities
Common shares	30,447	4,766	3	35,216	24,699	2,308	—	27,007
Preferred shares	18	—	—	18	31	—	—	31
Trading loans	—	7,735	3	7,738	—	5,322	3	5,325
Commodities	4,545	—	—	4,545	3,133	—	—	3,133
Retained interests	—	—	91	91	—	—	52	52
	$41,315	$48,309	$227	$89,851	$32,392	$40,792	$169	$73,353
Derivatives
Interest rate contracts	$11	$41,525	$14	$41,550	$23	$35,659	$11	$35,693
Foreign exchange contracts	252	17,332	16	17,600	358	17,900	16	18,274
Credit contracts	—	73	11	84	—	130	21	151
Equity contracts	—	6,317	618	6,935	1	4,318	630	4,949
Commodity contracts	147	447	23	617	149	622	7	778
	$410	$65,694	$682	$66,786	$531	$58,629	$685	$59,845
Financial assets designated at
fair value through profit or loss
Securities	$626	$5,232	$—	$5,858	$592	$3,630	$—	$4,222
Loans	—	—	13	13	—	6	8	14
	$626	$5,232	$13	$5,871	$592	$3,636	$8	$4,236
Available-for-sale securities
Government and government related
securities
Canadian government debt
Federal	$8,308	$2,194	$—	$10,502	$8,052	$1,263	$—	$9,315
Provinces	—	2,233	—	2,233	—	369	—	369
U.S. federal, state, municipal governments,
and agencies debt	125	28,896	—	29,021	125	28,271	—	28,396
Other OECD government guaranteed debt	—	16,378	2	16,380	—	19,970	—	19,970
Mortgage-backed securities — residential	—	1,183	—	1,183	—	661	—	661
Other debt securities
Asset-backed securities	—	25,154	—	25,154	—	22,947	—	22,947
Corporate and other debt	—	8,414	34	8,448	—	7,813	24	7,837
Equity securities
Common shares	62	282	1,458	1,802	80	149	1,524	1,753
Preferred shares	82	—	156	238	93	—	190	283
Debt securities reclassified from trading1	—	1,161	166	1,327	—	1,828	158	1,986
	$8,577	$85,895	$1,816	$96,288	$8,350	$83,271	$1,896	$93,517
Securities purchased under reverse
repurchase agreements	$—	$8,134	$—	$8,134	$—	$3,382	$—	$3,382

FINANCIAL LIABILITIES
Trading deposits	$—	$31,463	$1,100	$32,563	$—	$28,533	$1,080	$29,613
Derivatives
Interest rate contracts	$19	$35,579	$117	$35,715	$19	$31,365	$92	$31,476
Foreign exchange contracts	257	25,146	14	25,417	318	23,521	14	23,853
Credit contracts	—	188	23	211	—	182	31	213
Equity contracts	—	6,897	906	7,803	—	4,516	973	5,489
Commodity contracts	122	504	12	638	114	562	8	684
	$398	$68,314	$1,072	$69,784	$451	$60,146	$1,118	$61,715
Securitization liabilities at fair value	$—	$24,689	$—	$24,689	$—	$27,725	$—	$27,725
Other financial liabilities designated
at fair value through profit or loss	$—	$—	$33	$33	$—	$5	$27	$32
Obligations related to securities sold short	$14,851	$17,219	$—	$32,070	$12,135	$11,480	$2	$23,617
Obligations related to securities sold
under repurchase agreements	$—	$8,573	$—	$8,573	$—	$3,917	$—	$3,917
1	Includes fair value of corporate and other debt securities as at July 31, 2012 of $1,327 million (October 31, 2011 — $1,986 million).

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 50

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended July 31, 2012 and July 31, 2011.
The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three and nine months ended July 31, 2012 and July 31, 2011, respectively, and for the twelve months ended October 31, 2011.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2012	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2012	still held3
FINANCIAL ASSETS
Trading loans, securities,
and other
Other debt securities
Canadian issuers	$31	$1	$—	$13	$—	$(19)	$3	$(2)	$27	$1
Other issuers	43	2	—	74	—	(16)	—	—	103	(8)
Equity securities
Common shares	11	—	—	3	—	(11)	—	—	3	—
Trading loans	5	—	—	—	—	(2)	—	—	3	—
Retained interests	51	11	—	28	3	(2)	—	—	91	12
	$141	$14	$—	$118	$3	$(50)	$3	$(2)	$227	$5
Financial assets designated
at fair value through
profit or loss
Loans	$13	$2	$—	$—	$—	$(2)	$—	$—	$13	$1
	$13	$2	$—	$—	$—	$(2)	$—	$—	$13	$1
Available-for-sale securities
Government and government
related securities
Other OECD government
guaranteed debt	$—	$—	$—	$2	$—	$—	$—	$—	$2	$—
Other debt securities
Corporate and other debt	25	—	—	—	—	(2)	11	—	34	—
Equity securities
Common shares	1,461	6	4	8	—	(21)	—	—	1,458	4
Preferred shares	155	—	1	—	—	—	—	—	156	1
Debt securities reclassified
from trading	161	2	6	—	—	(3)	15	(15)	166	8
	$1,802	$8	$11	$10	$—	$(26)	$26	$(15)	$1,816	$13

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	May 1	in	Included				Into	Out of	July 31	instruments
	2012	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2012	still held3
FINANCIAL LIABILITIES
Trading deposits	$1,106	$5	$—	$—	$110	$(121)	$—	$—	$1,100	$10
Derivatives4
Interest rate contracts	$89	$11	$—	$1	$—	$2	$—	$—	$103	$22
Foreign exchange contracts	(2)	—	—	—	—	—	—	—	(2)	—
Credit contracts	10	2	—	—	—	—	—	—	12	2
Equity contracts	343	(60)	—	(30)	43	(8)	—	—	288	(56)
Commodity contracts	(13)	2	—	—	—	—	—	—	(11)	1
	$427	$(45)	$—	$(29)	$43	$(6)	$—	$—	$390	$(31)
Other financial liabilities
designated at fair value
through profit or loss	$46	$(53)	$—	$—	$53	$(15)	$2	$—	$33	$(52)
Obligations related to
securities sold short	$13	$—	$—	$(4)	$—	$(9)	$—	$—	$—	$—
1
Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from available-for-sale securities, trading income (losses), and other income (loss) on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recognized in accumulated other comprehensive income.
4
Consists of derivative assets of $682 million and derivative liabilities of $1,072 million, both of which are measured using Level 3 inputs, as at July 31, 2012 (May 1, 2012 — $765 million and $1,192 million, respectively), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 51

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Nov. 1	in	Included				Into	Out of	July 31	instruments
	2011	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2012	still held3
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government related
securities
Canadian government debt
Federal	$–	$–	$–	$1	$–	$–	$–	$(1)	$–	$–
Provinces	5	–	–	3	–	(10)	5	(3)	–	–
Other debt securities
Canadian issuers	30	3	–	24	–	(44)	25	(11)	27	2
Other issuers	79	6	–	173	–	(113)	33	(75)	103	(9)
Equity securities
Common shares	–	–	–	14	–	(11)	–	–	3	–
Trading loans	3	–	–	2	–	(5)	3	–	3	–
Retained interests	52	14	–	28	6	(9)	–	–	91	15
	$169	$23	$–	$245	$6	$(192)	$66	$(90)	$227	$8
Financial assets designated
at fair value through
profit or loss
Loans	$8	$11	$–	$–	$–	$(6)	$–	$–	$13	$5
	$8	$11	$–	$–	$–	$(6)	$–	$–	$13	$5
Available-for-sale securities
Government and government
related securities
Other OECD government
guaranteed debt	$–	$–	$–	$2	$–	$–	$–	$–	$2	$–
Other debt securities
Corporate and other debt	24	–	1	–	–	(2)	11	–	34	1
Equity securities
Common shares	1,524	32	(8)	34	–	(124)	–	–	1,458	14
Preferred shares	190	1	19	–	–	(54)	–	–	156	11
Debt securities reclassified
from trading	158	8	1	–	–	(8)	22	(15)	166	(7)
	$1,896	$41	$13	$36	$–	$(188)	$33	$(15)	$1,816	$19

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	Nov. 1	in	Included				Into	Out of	July 31	instruments
	2011	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2012	still held3
FINANCIAL LIABILITIES
Trading deposits	$1,080	$5	$—	$—	$316	$(301)	$—	$—	$1,100	$17
Derivatives4
Interest rate contracts	$81	$15	$—	$5	$—	$1	$—	$1	$103	$21
Foreign exchange contracts	(2)	—	—	—	—	—	—	—	(2)	—
Credit contracts	10	—	—	—	—	2	(2)	2	12	—
Equity contracts	343	(42)	—	(108)	147	(52)	—	—	288	(37)
Commodity contracts	1	(13)	—	—	—	—	—	1	(11)	(10)
	$433	$(40)	$—	$(103)	$147	$(49)	$(2)	$4	$390	$(26)
Other financial liabilities
designated at fair value
through profit or loss	$27	$(43)	$—	$—	$151	$(104)	$2	$—	$33	$(43)
Obligations related to
securities sold short	$2	$—	$—	$(6)	$—	$16	$2	$(14)	$—	$—
1
Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from available-for-sale securities, trading income (loss), and other income on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recognized in accumulated other comprehensive income.
4
Consists of derivative assets of $682 million and derivative liabilities of $1,072 million, both of which are measured using Level 3 inputs, as at July 31, 2012 (November 1, 2011 — $685 million and $1,118 million, respectively), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 52

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2011	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2011	still held3
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government related
securities
Canadian government debt
Federal	$—	$—	$—	$14	$—	$1	$—	$—	$15	$—
Provinces	2	1	—	41	—	(2)	—	—	42	—
Other debt securities
Canadian issuers	37	1	—	22	—	(12)	4	(13)	39	(1)
Other issuers	321	4	—	177	—	(200)	40	(114)	228	(12)
Equity securities
Common shares	8	—	—	—	—	(8)	—	—	—	—
Trading loans	12	1	—	1	—	(11)	—	—	3	—
Retained interests	53	1	—	—	3	(3)	—	—	54	1
	$433	$8	$—	$255	$3	$(235)	$44	$(127)	$381	$(12)
Financial assets designated
at fair value through
profit or loss
Securities	$21	$—	$—	$20	$—	$(21)	$—	$—	$20	$—
Loans	6	3	—	—	—	(2)	5	—	12	—
	$27	$3	$—	$20	$—	$(23)	$5	$—	$32	$—
Available-for-sale securities
Other debt securities
Asset-backed securities	$66	$(1)	$—	$—	$—	$(65)	$—	$—	$—	$—
Corporate and other debt	25	—	—	—	—	(3)	2	—	24	—
Equity securities
Common shares	1,429	2	128	33	—	(33)	—	—	1,559	128
Preferred shares	21	1	3	1	—	(7)	—	—	19	3
Debt securities reclassified
from trading	140	2	(5)	—	—	—	—	—	137	(3)
	$1,681	$4	$126	$34	$—	$(108)	$2	$—	$1,739	$128

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	May 1	in	Included				Into	Out of	July 31	instruments
	2011	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2011	still held3
FINANCIAL LIABILITIES
Trading deposits	$1,211	$10	$—	$—	$126	$(89)	$—	$—	$1,258	$(6)
Derivatives4
Interest rate contracts	$64	$2	$—	$—	$—	$(1)	$2	$—	$67	$13
Foreign exchange contracts	15	3	—	—	—	(15)	—	—	3	—
Credit contracts	11	(3)	—	—	—	3	—	3	14	1
Equity contracts	474	(117)	—	(48)	57	(13)	—	—	353	(115)
Commodity contracts	(25)	36	—	—	—	(13)	(1)	1	(2)	10
	$539	$(79)	$—	$(48)	$57	$(39)	$1	$4	$435	$(91)
Other financial liabilities
designated at fair value
through profit or loss	$52	$(54)	$—	$—	$47	$(22)	$—	$—	$23	$(54)
Obligations related to
securities sold short	$3	$—	$—	$(5)	$—	$23	$—	$—	$21	$—
1
Gains (losses) on financial assets and liabilities included are recognized in net gains (losses) from available-for-sale securities, trading income (losses), and other income (loss) on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recognized in accumulated other comprehensive income.
4
Consists of derivative assets of $663 million and derivative liabilities of $1,098 million, both of which are measured using Level 3 inputs, as at July 31, 2011 (May 1, 2011 — $853 million and $1,392 million, respectively), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 53

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Nov. 1	in	Included				Into	Out of	July 31	instruments
	2010	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2011	still held3
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government related
securities
Canadian government debt
Federal	$—	$—	$—	$15	$—	$—	$—	$—	$15	$—
Provinces	14	—	—	44	—	(16)	—	—	42	—
U.S. federal, state, municipal
governments, and
agencies debt	37	—	—	—	—	(37)	—	—	—	—
Other debt securities
Canadian issuers	27	4	—	42	—	(30)	10	(14)	39	1
Other issuers	82	12	—	510	—	(310)	79	(145)	228	(12)
Equity securities
Common shares	—	—	—	10	—	(10)	—	—	—	—
Preferred shares	—	—	—	33	—	(33)	—	—	—	—
Trading loans	13	1	—	3	—	(14)	—	—	3	1
Retained interests	47	4	—	—	7	(4)	—	—	54	5
	$220	$21	$—	$657	$7	$(454)	$89	$(159)	$381	$(5)
Financial assets designated
at fair value through
profit or loss
Securities	$24	$—	$—	$39	$—	$(43)	$—	$—	$20	$—
Loans	17	23	—	—	—	(20)	6	(14)	12	(2)
	$41	$23	$—	$39	$—	$(63)	$6	$(14)	$32	$(2)
Available-for-sale securities
Other debt securities
Asset-backed securities	$—	$—	$—	$66	$—	$(66)	$—	$—	$—	$—
Corporate and other debt	24	—	1	—	—	(3)	2	—	24	1
Equity securities
Common shares	1,544	10	187	100	—	(277)	—	(5)	1,559	126
Preferred shares	58	28	(1)	1	—	(39)	1	(29)	19	1
Debt securities reclassified
from trading	64	4	(6)	—	—	(8)	83	—	137	(8)
	$1,690	$42	$181	$167	$—	$(393)	$86	$(34)	$1,739	$120

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	Nov. 1	in	Included				Into	Out of	July 31	instruments
	2010	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2011	still held3
FINANCIAL LIABILITIES
Trading deposits	$1,110	$12	$—	$—	$361	$(225)	$—	$—	$1,258	$(1)
Derivatives4
Interest rate contracts	$44	$7	$—	$2	$—	$11	$3	$—	$67	$38
Foreign exchange contracts	(85)	16	—	—	—	72	—	—	3	(1)
Credit contracts	22	(4)	—	—	—	—	(1)	(3)	14	(1)
Equity contracts	365	(31)	—	(154)	224	(51)	—	—	353	(26)
Commodity contracts	5	6	—	—	—	(9)	(5)	1	(2)	(2)
	$351	$(6)	$—	$(152)	$224	$23	$(3)	$(2)	$435	$8
Other financial liabilities
designated at fair value
through profit or loss	$31	$(40)	$—	$—	$173	$(141)	$—	$—	$23	$(40)
Obligations related to
securities sold short	$30	$(1)	$—	$(20)	$—	$34	$5	$(27)	$21	$—
1
Gains (losses) on financial assets and liabilities included are recognized in net gains (losses) from available-for-sale securities, trading income (losses), and other income (loss) on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recognized in accumulated other comprehensive income.
4
Consists of derivative assets of $663 million and derivative liabilities of $1,098 million, both of which are measured using Level 3 inputs, as at July 31, 2011 (November 1, 2010 — $799 million and $1,150 million, respectively), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 54

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Nov. 1	in	Included				Into	Out of	Oct. 31	instruments
	2010	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2011	still held3
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government related
securities
Canadian government debt
Federal	$—	$—	$—	$15	$—	$(15)	$—	$—	$—	$—
Provinces	14	1	—	45	—	(55)	—	—	5	(1)
U.S. federal, state, municipal
governments, and
agencies debt	37	—	—	—	—	(37)	—	—	—	—
Other debt securities
Canadian issuers	27	3	—	46	—	(48)	16	(14)	30	(5)
Other issuers	82	15	—	557	—	(454)	92	(213)	79	(11)
Equity securities
Common shares	—	—	—	12	—	(12)	—	—	—	—
Preferred shares	—	—	—	34	—	(34)	—	—	—	—
Trading loans	13	1	—	3	—	(16)	2	—	3	—
Retained interests	47	6	—	—	7	(8)	—	—	52	6
	$220	$26	$—	$712	$7	$(679)	$110	$(227)	$169	$(11)
Financial assets
designated at fair value
through profit or loss
Securities	$24	$—	$—	$39	$—	$(63)	$—	$—	$—	$—
Loans	17	18	—	—	—	(13)	6	(20)	8	—
	$41	$18	$—	$39	$—	$(76)	$6	$(20)	$8	$—
Available-for-sale securities
Other debt securities
Asset-backed securities	$—	$—	$—	$66	$—	$(66)	$—	$—	$—	$—
Corporate and other debt	24	—	1	—	—	(3)	2	—	24	1
Equity securities
Common shares	1,544	217	6	141	—	(383)	—	(1)	1,524	14
Preferred shares	58	24	5	2	—	(63)	164	—	190	(15)
Debt securities reclassified
from trading	64	6	(11)	—	—	(1)	100	—	158	(4)
	$1,690	$247	$1	$209	$—	$(516)	$266	$(1)	$1,896	$(4)

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	Nov. 1	in	Included				Into	Out of	Oct. 31	instruments
	2010	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2011	still held3
FINANCIAL LIABILITIES
Trading deposits	$1,110	$20	$—	$—	$467	$(517)	$—	$—	$1,080	$19
Derivatives 4
Interest rate contracts	$44	$16	$—	$3	$—	$12	$6	$—	$81	$50
Foreign exchange contracts	(85)	14	—	—	—	69	—	—	(2)	(1)
Credit contracts	22	(7)	—	—	—	(1)	(1)	(3)	10	(3)
Equity contracts	365	(43)	—	(197)	272	(54)	—	—	343	(39)
Commodity contracts	5	—	—	—	—	(2)	(5)	3	1	(3)
	$351	$(20)	$—	$(194)	$272	$24	$—	$—	$433	$4
Other financial liabilities
designated at fair value
through profit or loss	$31	$(58)	$—	$—	$216	$(162)	$—	$—	$27	$(58)
Obligations related to
securities sold short	$30	$(1)	$—	$(42)	$—	$36	$6	$(27)	$2	$1
1
Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from available-for-sale securities, trading income (loss), and other income on the Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recognized in accumulated other comprehensive income.
4
Consists of derivative assets of $685 million and derivative liabilities of $1,118 million, both of which are measured using Level 3 inputs, as at October 31, 2011, which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 55

Significant transfers into and out of Level 3 reflected in the tables above, occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable market inputs.

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at July 31, 2012 and October 31, 2011, that are classified in Level 3 of the fair value hierarchy. For interest rate derivatives, the Bank performed a sensitivity analysis on the volatility of unobservable spreads. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity is calculated by using reasonably possible alternative assumptions for volatility, dividends, correlation, or the price of the underlying equity instrument. For trading deposits the sensitivity is calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)				As at
	July 31, 2012		Oct. 31, 2011
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Other issuers	$—	$—	$1	$1
Retained interests	8	6	4	—
	$8	$6	$5	$1
Derivatives
Interest rate contracts	$4	$3	$2	$2
Credit contracts	1	1	1	1
Equity contracts	35	47	9	21
	$40	$51	$12	$24
Available-for-sale securities
Corporate and other debt	$2	$2	$—	$—
Equity securities
Preferred shares	8	18	7	7
Common shares	24	24	25	49
Debt securities reclassified from trading	5	5	4	4
	$39	$49	$36	$60
FINANCIAL LIABILITIES
Trading deposits	$3	$6	$3	$6
Derivatives
Interest rate contracts	$33	$30	$16	$16
Credit contracts	2	1	2	2
Equity contracts	65	49	36	14
	$100	$80	$54	$32
Other financial liabilities designated at fair value through
profit or loss	$5	$5	$5	$5
Total	$195	$197	$115	$128

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE
Loans Designated at Fair Value through Profit or Loss
Certain business and government loans held within a trading portfolio or economically hedged with derivatives are designated at fair value through profit or loss if the relevant criteria are met. The fair value of loans designated at fair value through profit or loss was $13 million as at July 31, 2012 (October 31, 2011 — $14 million), which represents their maximum credit exposure.
These loans are managed within risk limits that have been approved by the Bank’s risk management group and are hedged for credit risk with credit derivatives.
As at July 31, 2012, the notional value of credit derivatives used to mitigate the maximum exposure to credit risk on these loans was $140 million (October 31, 2011 — $140 million) and fair value was $(16) million (October 31, 2011 — $(11) million). The Bank also uses other instruments within this portfolio to hedge its total maximum exposure to loss.
As at July 31, 2012 and October 31, 2011, the cumulative change in fair value of these loans attributable to changes in credit risk was $12 million and $9 million, respectively, calculated by determining the changes in credit spread implicit in the fair value of the loans. As at the same dates, the cumulative change in fair value of the credit derivatives hedging these loans used to mitigate credit risk was $(16) million and $(11) million, respectively.
During the three and nine months ended July 31, 2012, income (loss) representing net changes in the fair value of these loans due to changes in credit risk of the loans was $1 million and $5 million, respectively (three and nine months ended July 31, 2011, $(1) million and $10 million, respectively). During the same period, the net changes in fair value of the credit derivatives hedging these loans which were used to mitigate credit risk were $(2) million and $(10) million, respectively (three and nine months ended July 31, 2011, $(1) million and $(15) million, respectively).

Securities Designated at Fair Value through Profit or Loss
Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Interim Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Interim Consolidated Statement of Income in the same period as a portion of the loss or income resulting from changes to the discount rate used to value the insurance reserves.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 56

In addition, certain government and government-insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Securitization Liabilities at Fair Value
Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank’s own credit do not impact the determination of fair value.
   The amount that the Bank would contractually be required to pay at maturity for all securitization liabilities designated at fair value through profit or loss was $518 million less than the carrying amount as at July 31, 2012 and $811 million less than the carrying amount as at October 31, 2011.

Other Financial Liabilities Designated at Fair Value through Profit or Loss
The Bank issues certain loan commitments to customers to provide a mortgage at a fixed rate. These commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise. Due to the short term nature of these loan commitments, changes in the Bank’s own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss
During the three and nine months ended July 31, 2012 the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(15) million and $(10) million, respectively (three and nine months ended July 31, 2011 the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(196) million and $(161) million, respectively).

NOTE 4 SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES
During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading portfolio assets at fair value with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.
The fair value of the reclassified debt securities was $1,327 million as at July 31, 2012 (October 31, 2011 – $1,986 million). For the three and nine months ended July 31, 2012, net interest income of $23 million and $78 million after tax, respectively (three and nine months ended July 31, 2011 – $43 million and $148 million after tax, respectively) was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the three and nine months ended July 31, 2012 of $14 million and $3 million after tax, respectively (July 31, 2011 – decrease of $39 million and $103 million after tax, respectively) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an decrease in net income for the three and nine months ended July 31, 2012 of $14 million and $3 million after tax, respectively (three and nine months ended July 31, 2011 – decrease of $39 million and $103 million after tax, respectively). During the three and nine months ended July 31, 2012, reclassified debt securities with a fair value of $301 million and $703 million, respectively (three and nine months ended July 31, 2011 – $740 million and $1,450 million, respectively) were sold or matured, and $14 million and $22 million after tax, respectively (three and nine months ended July 31, 2011 – $32 million and $45 million after tax, respectively) was recorded in net gains (losses) from available-for-sale securities.

IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES
For the three and nine months ended July 31, 2012, the Bank recognized impairment losses on available-for-sale securities of $16 million and $21 million, respectively (three and nine months ended July 31, 2011 – $2 million and $21 million, respectively). There were no impairment losses related to the reclassification of certain debt securities as described above for the three and nine months ended July 31, 2012 and July 31, 2011.

Unrealized Gains and Losses on Available-for-Sale Instruments
The following table summarizes the unrealized gains and losses as at July 31, 2012 and October 31, 2011.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 57

Unrealized Gains and Losses on Available-for-Sale Securities
(millions of Canadian dollars)	As at
	Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
			July 31, 2012
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$10,463	$40	$1	$10,502
Provinces	2,212	21	—	2,233
U.S. federal, state, municipal governments, and agencies debt	28,163	893	35	29,021
Other OECD government guaranteed debt	15,992	396	8	16,380
Mortgage-backed securities — residential	1,179	8	4	1,183
	58,009	1,358	48	59,319
Other debt securities
Asset-backed securities	24,734	471	51	25,154
Non-agency collateralized mortgage obligation portfolio	916	7	—	923
Corporate and other debt	7,300	256	31	7,525
	32,950	734	82	33,602
Equity securities
Common shares	1,652	179	23	1,808
Preferred shares	229	33	24	238
	1,881	212	47	2,046
Debt securities reclassified from trading1	1,259	132	64	1,327
Total available-for-sale securities2	$94,099	$2,436	$241	$96,294
			Oct. 31, 2011
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$9,286	$32	$3	$9,315
Provinces	350	19	—	369
U.S. federal, state, municipal governments, and agencies debt	28,004	443	51	28,396
Other OECD government guaranteed debt	19,658	319	7	19,970
Mortgage-backed securities — residential	651	10	—	661
	57,949	823	61	58,711
Other debt securities
Asset-backed securities	22,516	504	73	22,947
Non-agency collateralized mortgage obligation portfolio	249	—	—	249
Corporate and other debt	7,476	199	87	7,588
	30,241	703	160	30,784
Equity securities
Common shares	1,584	207	35	1,756
Preferred shares	298	24	39	283
	1,882	231	74	2,039
Debt securities reclassified from trading1	1,913	130	57	1,986
Total available-for-sale securities2	$91,985	$1,887	$352	$93,520
1	Includes fair value of corporate and other debt securities as at July 31, 2012 of $1,327 million (October 31, 2011 — $1,986 million).
2
As at July 31, 2012, certain available-for-sale securities with a carrying value of $6 million (October 31, 2011 — $3 million) do not have quoted prices in an active market, and are carried at cost as the fair values cannot be reliably measured.

NOTE 5 DERECOGNITION OF FINANCIAL ASSETS

LOAN SECURITIZATIONS
The Bank securitizes residential mortgages, personal loans, and commercial mortgages to SPE’s or non-SPE third parties. These securitizations may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction.
As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account (collectively referred to as ‘retained interests’). If a retained interest does not result in consolidation of the SPE, nor in continued recognition of the transferred financial asset, these retained interests are recorded at relative fair value and classified as trading securities with subsequent changes in fair value recorded in trading income.
Certain sales of securitized assets do not qualify for derecognition as, under certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the effective interest rate method.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 58

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)		As at
	July 31	Oct. 31
	2012	2011
Carrying amount of assets
Nature of transaction:
Securitization of residential mortgage loans	$43,976	$43,960
Securitization of commercial mortgage loans	33	47
Securitization of consumer instalment and other personal loans	652	2,075
Other financial assets transferred related to securitization1	3,423	5,529
Total	$48,084	$51,611
Carrying amount of associated liabilities2	$(49,472)	$(52,858)
1
Includes asset-backed securities, asset backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.

2
Includes securitization liabilities carried at amortized cost of $24,783 million (October 31, 2011 — $25,133 million) and securitization liabilities carried at fair value of $24,689 million (October 31, 2011 — $27,725 million).

The following table summarizes the asset types subject to continuing involvement accounting.

Securitized Loans Subject to Continuing Involvement Accounting
(millions of Canadian dollars)		As at
	Securitization of residential mortgage loans
	July 31, 2012	Oct. 31, 2011
Carrying amount of original assets	$1,105	$910
Carrying amount of assets which continue to be recognized	$1,105	$910
Carrying amount of associated liabilities	$(1,168)	$(921)

Other Financial Assets Not Qualifying for Derecognition
The Bank enters into certain transactions where it transfers previously recognized financial assets, such as debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred financial assets are not derecognized and the transfers are accounted for as secured borrowing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)		As at
	July 31	Oct. 31
	2012	2011
Carrying amount of assets
Nature of transaction:
Repurchase agreements	$14,018	$11,121
Securities lending agreements	11,803	11,445
Total	$25,821	$22,566
Carrying amount of associated liabilities1	$13,913	$11,060
1	Associated liabilities are all related to repurchase agreements.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 59

NOTE 6 ALLOWANCE FOR CREDIT LOSSES, LOANS PAST DUE BUT NOT IMPAIRED, AND ACQUIRED CREDIT-IMPAIRED LOANS

The change in the Bank’s allowance for credit losses as at July 31, 2012 and October 31, 2011 are shown in the following table.

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	Balance as	Provision			exchange	Balance as
	at Nov. 1	for credit			and other	at July 31
	2011	losses	Write-offs	Recoveries	adjustments	2012
Counterparty-specific allowance
Business and government	$188	$257	$(283)	$35	$(19)	$178
Debt securities classified as loans	179	—	—	—	1	180
Total counterparty-specific allowance excluding acquired
credit-impaired loans	367	257	(283)	35	(18)	358
Acquired credit-impaired loans1,2	30	41	(48)	—	4	27
Total counterparty-specific allowance	397	298	(331)	35	(14)	385
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	32	14	(38)	15	4	27
Consumer instalment and other personal	114	456	(562)	101	(2)	107
Credit card	64	251	(293)	38	—	60
Business and government	34	50	(90)	28	—	22
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	244	771	(983)	182	2	216
Acquired credit-impaired loans1,2	30	54	(40)	1	30	75
Total collectively assessed allowance for individually
insignificant impaired loans	274	825	(1,023)	183	32	291
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	30	5	—	—	(3)	32
Consumer instalment and other personal	405	35	—	—	(1)	439
Credit card	312	273	—	—	—	585
Business and government	1,030	(215)	—	—	12	827
Debt securities classified as loans	149	9	—	—	1	159
Total collectively assessed allowance for incurred
but not identified credit losses	1,926	107	—	—	9	2,042
Allowance for credit losses
Residential mortgages	62	19	(38)	15	1	59
Consumer instalment and other personal	519	491	(562)	101	(3)	546
Credit card	376	524	(293)	38	—	645
Business and government	1,252	92	(373)	63	(7)	1,027
Debt securities classified as loans	328	9	—	—	2	339
Total allowance for credit losses excluding acquired
credit-impaired loans	2,537	1,135	(1,266)	217	(7)	2,616
Acquired credit-impaired loans1,2	60	95	(88)	1	34	102
Total allowance for credit losses	2,597	1,230	(1,354)	218	27	2,718
Less: Allowance for off-balance sheet positions3	283	(85)	—	—	2	200
Allowance for loan losses	$2,314	$1,315	$(1,354)	$218	$25	$2,518
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired (ACI) loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet instruments is recorded in other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 60

Allowance for Credit Losses1
(millions of Canadian dollars)					Foreign
	Balance as	Provision			exchange	Balance as
	at Nov. 1	for credit			and other	at Oct. 31
	2010	losses	Write-offs	Recoveries	adjustments	2011
Counterparty-specific allowance
Business and government	$276	$218	$(338)	$63	$(31)	$188
Debt securities classified as loans	140	85	(48)	—	2	179
Total counterparty-specific allowance excluding acquired
credit-impaired loans	416	303	(386)	63	(29)	367
Acquired credit-impaired loans2,3	—	55	(28)	—	3	30
Total counterparty-specific allowance	416	358	(414)	63	(26)	397
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	31	28	(41)	13	1	32
Consumer instalment and other personal	117	581	(694)	106	4	114
Credit card	66	370	(419)	47	—	64
Business and government	47	92	(137)	35	(3)	34
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	261	1,071	(1,291)	201	2	244
Acquired credit-impaired loans2,3	—	26	(11)	—	15	30
Total collectively assessed allowance for individually
insignificant impaired loans	261	1,097	(1,302)	201	17	274
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	35	(4)	—	—	(1)	30
Consumer instalment and other personal	409	(2)	—	—	(2)	405
Credit card	292	20	—	—	—	312
Business and government	1,011	31	—	—	(12)	1,030
Debt securities classified as loans	163	(10)	—	—	(4)	149
Total collectively assessed allowance for incurred
but not identified credit losses	1,910	35	—	—	(19)	1,926
Allowance for credit losses
Residential mortgages	66	24	(41)	13	—	62
Consumer instalment and other personal	526	579	(694)	106	2	519
Credit card	358	390	(419)	47	—	376
Business and government	1,334	341	(475)	98	(46)	1,252
Debt securities classified as loans	303	75	(48)	—	(2)	328
Total allowance for credit losses excluding acquired-credit
impaired loans	2,587	1,409	(1,677)	264	(46)	2,537
Acquired credit-impaired loans2,3	—	81	(39)	—	18	60
Total allowance for credit losses	2,587	1,490	(1,716)	264	(28)	2,597
Less: Allowance for off-balance sheet positions4	278	3	—	—	2	283
Allowance for loan losses	$2,309	$1,487	$(1,716)	$264	$(30)	$2,314
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
2	Includes all FDIC covered loans and other acquired credit-impaired loans.
3	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
4	The allowance for credit losses for off-balance sheet instruments is recorded in other liabilities on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.
The following table summarizes loans that are past due but not impaired as at July 31, 2012 and October 31, 2011. Generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.1 billion as at July 31, 2012 (October 31, 2011 – $1.3 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following tables.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 61

Loans Past Due but not Impaired1
(millions of Canadian dollars)	As at
	1-30	31-60	61-89
	days	days	days	Total
	July 31, 2012
Residential mortgages	$1,440	$822	$149	$2,411
Consumer instalment and other personal	4,750	691	189	5,630
Credit card	734	140	83	957
Business and government	1,063	173	64	1,300
Total	$7,987	$1,826	$485	$10,298
Oct. 31, 2011
Residential mortgages	$1,428	$799	$176	$2,403
Consumer instalment and other personal	4,766	764	169	5,699
Credit card	395	78	45	518
Business and government	1,082	211	84	1,377
Total	$7,671	$1,852	$474	$9,997
1	Excludes all acquired credit-impaired loans.

Gross Impaired Debt Securities Classified as Loans
As at July 31, 2012, impaired loans excludes $1.5 billion (October 31, 2011 — $1.6 billion) of gross impaired debt securities classified as loans, as subsequent to any recorded impairment, interest income continues to be recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring the credit loss.

ACQUIRED CREDIT-IMPAIRED LOANS
ACI loans are comprised of commercial, retail and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and the acquisition of the credit card portfolio of MBNA Canada, with outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $0.9 billion, and $0.3 billion, respectively, and fair values of $5.6 billion, $1.9 billion, $0.8 billion and $0.1 billion, respectively at the acquisition dates.

(millions of Canadian dollars)		As at
	July 31, 2012	Oct. 31, 2011
FDIC-assisted acquisitions
Unpaid principal balance 1	$1,158	$1,452
Credit related fair value adjustments	(56)	(121)
Interest rate and other related premium / (discount)	(34)	16
Carrying value	1,068	1,347
Counterparty-specific allowance 2	(6)	(8)
Allowance for individually insignificant impaired loans 2	(56)	(22)
Carrying value net of related allowance 3	1,006	1,317
South Financial
Unpaid principal balance 1	3,162	4,117
Credit related fair value adjustments	(112)	(425)
Interest rate and other related premium / (discount)	(141)	3
Carrying value	2,909	3,695
Counterparty-specific allowance 2	(21)	(22)
Allowance for individually insignificant impaired loans 2	(17)	(5)
Carrying value net of related allowance	2,871	3,668
Other 4
Unpaid principal balance 1	375	540
Credit related fair value adjustments	(71)	(34)
Interest rate and other related premium / (discount)	2	12
Carrying value	306	518
Allowance for individually insignificant impaired loans 2	(2)	(3)
Carrying value net of related allowance	$304	$515
1	Represents the contractual amount of principal owed.
2
Management concluded as part of the Bank’s quarterly assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.

3	Carrying value does not include the effect of the FDIC loss sharing agreement.
4	Includes Chrysler Financial and MBNA.

FDIC Covered Loans
As at July 31, 2012 and October 31, 2011, the balances of FDIC covered loans were $1.1 billion and $1.3 billion, respectively, and were recorded in “Loans” on the Interim Consolidated Balance Sheet. As at July 31, 2012 and October 31, 2011, the balances of the indemnification assets were $99 million and $86 million, respectively, and were recorded in “Other assets” on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 62

NOTE 7 INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. As at July 31, 2012, the Bank’s reported investment in TD Ameritrade was 45.28% of the issued and outstanding shares of TD Ameritrade with a fair value of $3,950 million (October 31, 2011 — $4,138 million) based on the closing price of US$15.92 (October 31, 2011 — US$16.78) on the New York Stock Exchange.
During the nine months ended July 31, 2012, TD Ameritrade repurchased 6.0 million shares (for the year ended October 31, 2011 — 27.7 million shares) which increased the Bank’s ownership position in TD Ameritrade to 45.28% as at July 31, 2012 (October 31, 2011 — 44.96%). On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.
Pursuant to a Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of 12 members of TD Ameritrade’s Board of Directors including the Bank’s CEO and two independent directors of TD.
TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the nine months ended July 31, 2012, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are provided as follows:

CONDENSED CONSOLIDATED BALANCE SHEETS1
(millions of Canadian dollars)	As at
	June 30	Sep. 30
	2012	2011
Assets
Receivables from brokers, dealers, and clearing organizations	$1,056	$831
Receivables from clients, net of allowance for doubtful accounts	8,764	8,032
Other assets	9,149	8,206
Total assets	$18,969	$17,069
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,190	$1,704
Payable to clients	10,128	8,949
Other liabilities	2,298	2,314
Total liabilities	14,616	12,967
Stockholders’ equity2	4,353	4,102
Total liabilities and stockholders’ equity	$18,969	$17,069

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Revenues
Net interest revenue	$119	$127	$337	$364
Fee-based and other revenue	555	536	1,679	1,671
Total revenues	674	663	2,016	2,035
Operating expenses
Employee compensation and benefits	178	164	529	496
Other	239	245	778	769
Total operating expenses	417	409	1,307	1,265
Other expense	7	8	21	26
Pre-tax income	250	246	688	744
Provision for income taxes	94	94	239	275
Net income3	$156	$152	$449	$469
Earnings per share — basic	$0.28	$0.27	$0.82	$0.82
Earning per share — diluted	$0.28	$0.26	$0.81	$0.81
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
2
The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, intangibles and the cumulative translation adjustment.

3	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included in the table above.

NOTE 8 ACQUISITIONS

ACQUISITION OF CREDIT CARD PORTFOLIO OF MBNA CANADA
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million.
The acquisition was accounted for by the purchase method. The results of the acquisition from the acquisition date to July 31, 2012 have been consolidated with the Bank’s results and are primarily reported in the Canadian Personal and Commercial Banking and Wealth and Insurance segments.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 63

The total amount of goodwill that is expected to be deductible for tax purposes is $28 million. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

The following table presents the estimated fair values of the assets and liabilities acquired as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired
(millions of Canadian dollars)	Amount
Assets acquired
Loans1,2	$7,361
Other assets	272
Intangible assets	419
8,052
Less: Liabilities assumed	1,335
Fair value of identifiable net assets acquired	6,717
Goodwill	122
Total purchase consideration	$6,839
1	The estimated fair value for loans reflects the expected credit losses at the acquisition date.
2	Gross contractual amounts receivable amount to $7,820 million.

NOTE 9 DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at July 31, 2012 was $143 billion (October 31, 2011 — $118 billion).
Certain deposit liabilities are classified as “Trading deposits” within the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized in the Interim Consolidated Statement of Income.

Deposits by Type
(millions of Canadian dollars)				July 31	Oct. 31
			2012		2011
	Demand	Notice	Term	Total	Total
Personal	$16,198	$201,997	$69,190	$287,385	$268,703
Banks1	4,979	22	9,655	14,656	11,659
Business and government2	38,355	74,023	70,818	183,196	169,066
Trading1	—	—	32,563	32,563	29,613
Total	$59,532	$276,042	$182,226	$517,800	$479,041
Non-interest-bearing deposits included above
In domestic offices				$4,345	$3,473
In foreign offices				10,684	9,951
Interest-bearing deposits included above
In domestic offices				286,258	260,200
In foreign offices				214,410	202,884
U.S. federal funds deposited1				2,103	2,533
Total2,3				$517,800	$479,041
1	Includes deposits with the Federal Home Loan Bank.
2	Included in deposit liabilities on the Interim Consolidated Balance Sheet as at July 31, 2012 is $10 billion (October 31, 2011 — $7 billion) due to covered bondholders.
3
Includes deposits of $263 billion as at July 31, 2012 (October 31, 2011 — $243 billion) denominated in U.S. dollars and $12 billion (October 31, 2011 — $10 billion) denominated in other foreign currencies.

Deposits by Country
	Canada	United States	International	Total
	July 31, 2012
Personal	$165,827	$121,467	$91	$287,385
Banks	4,336	2,105	8,215	14,656
Business and government	116,173	64,468	2,555	183,196
Trading	4,267	27,808	488	32,563
Total	$290,603	$215,848	$11,349	$517,800
	Oct. 31, 2011
Personal	$154,102	$114,508	$93	$268,703
Banks	3,051	3,004	5,604	11,659
Business and government	100,335	66,392	2,339	169,066
Trading	6,707	22,429	477	29,613
Total	$264,195	$206,333	$8,513	$479,041

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 64

The following tables present the Bank's Term Deposits based on remaining term to maturity.

Term Deposits
(millions of Canadian dollars)							July 31	Oct. 31
							2012	2011
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$44,417	$12,909	$5,355	$3,261	$3,098	$150	$69,190	$69,210
Banks	9,613	8	7	6	4	17	9,655	7,102
Business and government	48,900	3,641	6,772	1,394	10,109	2	70,818	62,435
Trading	31,308	205	161	175	208	506	32,563	29,613
Total	$134,238	$16,763	$12,295	$4,836	$13,419	$675	$182,226	$168,360

Term Deposits due within a Year
(millions of Canadian dollars)							July 31	Oct. 31
							2012	2011	1
					Over 3	Over 6
				Within	months to	months to
				3 months	6 months	12 months	Total	Total
Personal				$15,431	$8,435	$20,551	$44,417	$42,127
Banks				9,407	141	65	9,613	7,056
Business and government				36,777	4,874	7,249	48,900	37,717
Trading				15,516	9,233	6,559	31,308	28,214
Total				$77,131	$22,683	$34,424	$134,238	$115,114
1    Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

NOTE 10 SUBORDINATED NOTES AND DEBENTURES

On May 15, 2012, US$200 million 7.00% subordinated notes of a subsidiary of the Bank matured.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 65

NOTE 11 SHARE CAPITAL

The following table summarizes the shares issued and outstanding as at July 31, 2012 and October 31, 2011.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)				As at
	July 31, 2012		Oct. 31, 2011
	Number		Number
	of shares	Amount	of shares	Amount
Common shares
Balance at beginning of year	902.4	$17,491	879.7	$15,804
Proceeds from shares issued on exercise of stock options	3.0	195	4.9	322
Shares issued as a result of dividend reinvestment plan	8.5	665	8.6	661
Proceeds from issuance of new shares	—	—	9.2	704
Balance at end of period — common shares	913.9	$18,351	902.4	$17,491
Preferred shares — Class A
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	10.0	250	10.0	250
Series Y	10.0	250	10.0	250
Series AA	10.0	250	10.0	250
Series AC	8.8	220	8.8	220
Series AE	12.0	300	12.0	300
Series AG	15.0	375	15.0	375
Series AI	11.0	275	11.0	275
Series AK	14.0	350	14.0	350
Balance at end of period — preferred shares	135.8	$3,395	135.8	$3,395
Treasury shares — common1
Balance at beginning of year	(1.4)	$(116)	(1.2)	$(91)
Purchase of shares	(27.4)	(2,130)	(28.2)	(2,164)
Sale of shares	26.6	2,068	28.0	2,139
Balance at end of period — treasury shares — common	(2.2)	$(178)	(1.4)	$(116)
Treasury shares — preferred1
Balance at beginning of year	—	$—	—	$(1)
Purchase of shares	(2.3)	(61)	(2.2)	(59)
Sale of shares	2.3	60	2.2	60
Balance at end of period — treasury shares — preferred	—	$(1)	—	$—
1	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

NOTE 12 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes as at July 31, 2012 and October 31, 2011.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)		As at
	July 31	Oct. 31
	2012	2011
Net unrealized gain (loss) on available-for-sale securities	$1,417	$949
Net unrealized foreign currency translation gain (loss) on investments in foreign operations,
net of hedging activities	(346)	(464)
Net gain (loss) on derivatives designated as cash flow hedges	2,801	2,841
Total	$3,872	$3,326

NOTE 13 SHARE-BASED COMPENSATION

For the three and nine months ended July 31, 2012, the Bank recognized compensation expense for stock option awards of $5.1 million and $17.3 million, respectively (three and nine months ended July 31, 2011 – $7.3 million and $23.8 million, respectively).
During the three months ended July 31, 2012 and July 31, 2011, there were no options granted by the Bank. During the nine months ended July 31, 2012, 1.9 million (nine months ended July 31, 2011 – 1.7 million) options were granted by the Bank with a weighted-average fair value of $14.52 per option (nine months ended July 31, 2011 – $15.47 per option).

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 66

The following table summarizes the assumptions used for estimating the fair value of options for the nine months ended July 31, 2012 and July 31, 2011.

Assumptions Used for Estimating the Fair Value of Options
	For the nine months ended
	July 31	July 31
	2012	2011
Risk-free interest rate	1.5%	2.7%
Expected option life	6.3 years	6.2 years
Expected volatility1	27.4%	26.6%
Expected dividend yield	3.4%	3.2%
Exercise price	$73.27	$73.25
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 14 EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans, for the three and nine months ended July 31.

Employee Benefit Plans Expenses
(millions of Canadian dollars)
			Principal Non-Pension
			Post-Retirement		Other Pension and
	Principal Pension Plans		Benefit Plan		Retirement Plans1
		For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2012	2011	2012	2011	2012	2011
Net employee benefits expense includes the
following:
Service cost — benefits earned	$42	$39	$3	$3	$2	$4
Interest cost on projected benefit obligation	48	43	6	6	26	28
Expected return on plan assets2	(49)	(50)	—	—	(23)	(23)
Actuarial (gains) losses recognized in expense	—	—	—	—	—	—
Plan amendment costs (credits)	2	—	—	—	1	—
Amortization of plan amendment costs (credits)	—	—	(1)	(1)	—	—
Curtailment (gains) losses	—	—	—	—	—	—
Total expense	$43	$32	$8	$8	$6	$9
		For the nine months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2012	2011	2012	2011	2012	2011
Net employee benefits expense includes the
following:
Service cost — benefits earned	$127	$116	$9	$9	$10	$9
Interest cost on projected benefit obligation	143	128	18	18	77	58
Expected return on plan assets2	(146)	(147)	—	—	(68)	(45)
Actuarial (gains) losses recognized in expense	—	—	—	—	6	—
Plan amendment costs (credits)	5	—	—	—	1	—
Amortization of plan amendment costs (credits)	—	—	(3)	(4)	—	—
Curtailment (gains) losses3	—	—	—	—	(29)	—
Total expense	$129	$97	$24	$23	$(3)	$22
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

2
The actual return on plan assets for the principal pension plans was $78 million and $205 million, respectively, for the three and nine months ended July 31, 2012 (three and nine months ended July 31, 2011 — $3 million and $173 million, respectively).

3	Certain TD Auto Finance retirement plans were curtailed during 2012.

CASH FLOWS
The following table summarizes the Bank’s contributions to its principal pension and non-pension post-retirement benefit plans and the Bank’s other pension and retirement plans during the three and nine months ended July 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2012	2011	2012	2011
Principal pension plans	$129	$43	$235	$140
Principal non-pension post-retirement benefit plan	3	3	8	8
Other pension and retirement plans1	6	4	31	12
Total	$138	$50	$274	$160
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 67

As at July 31, 2012, the Bank expects to contribute an additional $58 million to its principal pension plans, $3 million to its principal non-pension post-retirement benefit plan, and $9 million to its other pension and retirement plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of current contribution levels during the year.

NOTE 15 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.
The following table presents the Bank’s basic and diluted earnings per share for the three and nine months ended July 31, 2012 and July 31, 2011 and the twelve months ended October 31, 2011.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the nine		For the twelve
	months ended		months ended		months ended
	July 31	July 31	July 31	July 31	Oct. 31
	2012	2011	2012	2011	2011
Basic earnings per share
Net income attributable to common shareholders	$1,628	$1,420	$4,649	$4,246	$5,761
Weighted-average number of common shares outstanding (millions)	908.7	886.6	904.6	883.0	885.7
Basic earnings per share (dollars)	$1.79	$1.60	$5.14	$4.81	$6.50
Diluted earnings per share
Net income attributable to common shareholders	$1,628	$1,420	$4,649	$4,246	$5,761
Effect of dilutive securities
Capital Trust II Securities — Series 2012-1	4	4	13	13	17
Preferred Shares — Series M and N	—	6	—	18	25
Net income available to common shareholders including
impact of dilutive securities	$1,632	$1,430	$4,662	$4,277	$5,803
Weighted-average number of common shares outstanding (millions)	908.7	886.6	904.6	883.0	885.7
Effect of dilutive securities
Stock options potentially exercisable (millions)1	2.9	4.6	3.4	4.9	4.5
TD Capital Trust II Securities — Series 2012 -1 (millions)	4.4	4.4	5.0	4.9	4.9
Preferred Shares — Series M and N (millions)	—	6.9	—	7.8	7.8
Weighted-average number of common shares outstanding
— diluted (millions)	916.0	902.5	913.0	900.6	902.9
Diluted earnings per share (dollars)1	$1.78	$1.58	$5.11	$4.75	$6.43
1
For the three and nine months ended July 31, 2012 and July 31, 2011 and the twelve months ended October 31, 2011, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank’s common shares.

NOTE 16 SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C), Wealth and Insurance, U.S. Personal and Commercial Banking (U.S. P&C), and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The results of TD Auto Finance Canada are reported in CAD P&C. The results of TD Auto Finance U.S. are reported in U.S. P&C. Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition are reported in the Corporate segment. Effective December 1, 2011, the results of MBNA Canada are reported primarily in the CAD P&C and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio are reported in the CAD P&C segment.
Executive responsibilities for the Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards, to the Group Head, Wealth Management, Insurance, and Corporate Shared Services. Accordingly, effective November 1, 2011, the results of the Insurance business were transferred from CAD P&C to Wealth and Insurance. The prior period results have been retroactively restated.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 68

The following table summarizes the segment results for the three and nine months ended July 31, 2012 and July 31, 2011.

Results by Business Segment
(millions of Canadian dollars)
	Canadian Personal				U.S. Personal
	and Commercial		Wealth and		and Commercial		Wholesale
	Banking		Insurance		Banking		Banking		Corporate		Total
			For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Net interest income (loss)	$2,055	$1,834	$148	$139	$1,180	$1,093	$447	$432	$(13)	$16	$3,817	$3,514
Non-interest income	675	591	861	890	346	393	191	27	(49)	(31)	2,024	1,870
Provision for (reversal of)
credit losses	288	205	—	—	175	174	21	6	(46)	(5)	438	380
Non-interest expenses	1,259	1,106	632	640	1,058	931	406	330	116	199	3,471	3,206
Income (loss) before
income taxes	1,183	1,114	377	389	293	381	211	123	(132)	(209)	1,932	1,798
Provision for (recovery of)
income taxes	319	319	73	88	9	86	31	11	(141)	(137)	291	367
Equity in net income of an
investment in associate,
net of income taxes	—	—	56	48	—	—	—	—	6	11	62	59
Net income (loss)	$864	$795	$360	$349	$284	$295	$180	$112	$15	$(61)	$1,703	$1,490
			For the nine months ended
Net interest income (loss)	$5,952	$5,350	$436	$406	$3,515	$3,268	$1,324	$1,215	$(43)	$(110)	$11,184	$10,129
Non-interest income	1,951	1,721	2,620	2,595	1,093	1,003	605	555	(220)	(4)	6,049	5,870
Provision for (reversal of)
credit losses	845	612	—	—	525	557	39	19	(179)	(38)	1,230	1,150
Non-interest expenses	3,645	3,240	1,924	1,947	3,196	2,613	1,196	1,073	431	686	10,392	9,559
Income (loss) before
income taxes	3,413	3,219	1,132	1,054	887	1,101	694	678	(515)	(762)	5,611	5,290
Provision for (recovery of)
income taxes	915	922	216	236	75	208	123	143	(415)	(493)	914	1,016
Equity in net income of an
investment in associate,
net of income taxes	—	—	158	153	—	—	—	—	19	29	177	182
Net income (loss)	$2,498	$2,297	$1,074	$971	$812	$893	$571	$535	$(81)	$(240)	$4,874	$4,456
Total assets (billions
of Canadian dollars)	$279.6	$259.3	$25.8	$26.3	$206.4	$182.2	$262.5	$224.5	$32.0	$21.3	$806.3	$713.6

NOTE 17 PROVISIONS, CONTINGENT LIABILITIES, PLEDGED ASSETS, AND COLLATERAL

LITIGATION

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts recorded when the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible. The Bank considers losses to be reasonably possible when they are neither probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from nil to approximately $368 million as at July 31, 2012. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases which an estimate can be made. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.
In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, in light of the uncertainties involved in such proceedings, some of which are beyond the Bank’s control, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period. During the three and nine months ended July 31, 2012, the litigation provision increased by net $155.4 million and $315.1 million, respectively, primarily due to additional provisions required.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 69

The following is a description of the Bank’s material legal proceedings.

Multidistrict Overdraft Litigation
The Bank was named as a defendant in four putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees. The actions were all transferred to the United States District Court for the Southern District of Florida for pretrial proceedings in conjunction with similar actions pending against other banks. Plaintiffs claim generally but not exclusively that the posting method for debit transactions (by high to low amount rather than time of transaction) and related practices breach an implied covenant of good faith, constitute unfair and deceptive acts and practices, cause a conversion of the customers' property, and otherwise render the Bank liable for compensatory damages in the amount of all overdraft fees collected as a result of the challenged practices, punitive damages, injunctive relief terminating the challenged practices, and attorneys fees, costs and interest. The Bank's motion to dismiss the actions was denied, and discovery commenced. Subsequently, two of the original actions were dismissed voluntarily by the plaintiffs. The scope of the classes in the remaining actions nevertheless effectively encompasses the scope of the classes in the dismissed actions. More recently, a fifth, similar class action also challenging overdraft practices was filed against the Bank in the United States District Court for New Jersey (the Hughes case), the temporal scope of which is potentially broader than the other overdraft cases. On April 3, 2012, the Court in Florida granted Plaintiffs’ motion for class certification, determining that the two actions then pending in that court may proceed as a class action. On May 8, 2012, the Bank entered into a settlement with Plaintiffs in the Florida actions, whereby the Bank, without admission of liability, agreed to pay Plaintiffs $62 million in return for release of class members’ claims. The settlement is subject to preliminary and final approval by the Florida court; the motion for preliminary approval will be filed in late August or early September. On May 14, 2012, the Hughes case was transferred to Florida and consolidated with the proceedings there. The effect of the settlement on the Hughes case is yet to be determined.

Rothstein Litigation
TD Bank, N.A. has been named as a defendant in multiple lawsuits pending in state and federal court in Florida related to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler.

Three cases are currently in state court in the Broward County Circuit Court (Morse, et al. v. TD Bank, N.A., et al.; Amy Adams, et al. v. TD Bank, N.A., et al.; and RWRK Investments, LLC, et al. v. TD Bank, N.A., et al.), one is in federal court in the Southern District of Florida (Emess Capital, LLC v. TD Bank, N.A., et al.), and one case is in Federal Bankruptcy Court for the Southern District of Florida (Trustee in Bankruptcy for RRA v. TD Bank, N.A.).

Three matters have been settled, including Razorback Funding, LLC, et al. v. TD Bank, N.A. (Broward County Circuit Court), VRLP1 v. TD Bank, N.A. (Broward County Circuit Court) and Platinum Estates, Inc. and OPMonies 2, LLC v. TD Bank, N.A. (Southern District of Florida). One case, Platinum Partners Value Arbitrage Fund, L.P., et. al. v. TD Bank, N.A. (Southern District of Florida), has been dismissed, with the plaintiffs’ Racketeer Influenced and Corrupt Organizations Act (“RICO”) claims having been dismissed with prejudice, and their state law claims having been dismissed without prejudice.

The non-bankruptcy lawsuits are all substantially similar (with the exception of Morse v. TD Bank, N.A.) and generally allege that TD Bank, N.A. conspired with Rothstein, facilitated Rothstein’s Ponzi scheme and overlooked signs of wrongdoing in order to obtain profits and fees. Claims against TD Bank, N.A. include, among other things, fraudulent misrepresentation, aiding and abetting fraud, aiding and abetting breach of fiduciary duty, civil conspiracy and negligent misrepresentation. The plaintiff in Emess Capital, LLC v. TD Bank also alleges RICO claims, which TD Bank, N.A. has moved to dismiss. The alleged losses suffered by the plaintiffs in Morse v. TD Bank, N.A. arise from Rothstein’s theft of bond money provided to Rothstein by the plaintiffs and not from investments in structured settlements sold by Rothstein, as in the other cases.

Emess Capital, LLC v. TD Bank, N.A. (Southern District of Florida) is in the expert discovery phase, and the parties have filed motions for summary judgment, which are still pending. All other active cases are in the pleading or discovery phase. TD Bank, N.A. has filed answers and/or motions to dismiss denying all liability in all of the lawsuits.

The Chapter 11 Trustee for the bankruptcy estate of Rothstein, Rosenfeldt and Adler filed an adversary proceeding against TD Bank, N.A. in the In re Rothstein Rosenfeldt Adler, P.A. bankruptcy pending in the U.S. Bankruptcy Court, Southern District of Florida. The Trustee has asserted multiple causes of action against TD Bank, N.A. seeking to avoid certain transfers made to TD Bank, N.A. that are alleged to have been preferential and/or fraudulent. Other causes of actions alleged in the complaint include unjust enrichment, aiding and abetting conversion, negligence and negligent supervision. The adversary complaint purports to allege losses on behalf of creditors and appears to seek to recoup losses for the investors. TD Bank, N.A. has moved to dismiss the Trustee’s claims.

The Coquina Investments v. TD Bank, N.A. et al. trial has been completed. The jury returned a verdict against TD Bank, N.A. of US$67 million comprised of US$32 million of compensatory damages and US$35 million of punitive damages. TD Bank, N.A. has filed post-trial motions including a motion for a new trial and a motion for judgment notwithstanding the verdict.

Pearlman Litigation
TD Bank, N.A. (as successor to Carolina First Bank) has been named a defendant by multiple plaintiffs in three lawsuits pending in multiple jurisdictions arising from alleged damages sustained from a Ponzi scheme and other fraudulent activities allegedly orchestrated by Louis J. Pearlman.

Kapila
In February 2009, TD Bank, N.A. was named a defendant in a complaint filed by Soneet Kapila as Trustee in the In re Louis J. Pearlman bankruptcy pending in the U.S. Bankruptcy Court, Middle District of Florida. The complaint seeks, among other things, to avoid certain alleged fraudulent transfers. TD Bank, N.A. has agreed to settle this litigation for US$13.8 million and the Bankruptcy Court has approved the settlement.

Groom
In January 2012, the plaintiffs in the Groom, et al. v. TD Bank, N.A. filed a Third Amended Complaint in the U.S. District Court, Middle District of Florida alleging aiding and abetting common law fraud. The court denied the Bank’s Motion to Dismiss and Motion to Sever the Claims. No discovery has commenced in this action.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 70

American Bank
In August 2009, TD Bank, N.A. was named a defendant in a complaint filed in federal court in Minnesota by American Bank of St. Paul. The complaint, as amended, sought compensatory damages of US$36 million, plus interest and punitive damages regarding a loan made to Pearlman and related entities, the proceeds of which, in part were paid to TD Bank, N.A. In December 2011, the jury returned a verdict against TD Bank, N.A. of approximately US$13.6 million in compensatory damages. TD Bank, N.A. filed a motion for a new trial and motion for judgment notwithstanding the verdict. The plaintiff filed a motion asking the Court to increase the judgment against TD Bank, N.A. to US$27.1 million, plus interest. The court denied all post-trial motions, except for awarding the plaintiff US$3.1 million in prejudgment interest. This matter is on appeal to the 8th Circuit Court of Appeals.

Pledged Assets and Collateral
In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at July 31, 2012, securities and other assets with a carrying value of $146.1 billion (October 31, 2011 — $122.5 billion) were pledged as collateral in respect of these transactions. As at July 31, 2012, $9.9 billion (October 31, 2011 — $7.4 billion) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. These assets were sold by the Bank to a SPE which is consolidated by the Bank.

Assets transferred by the Bank where the transferee has the right to sell or repledge are as follows:

Assets that can be Repledged or Sold
(millions of Canadian dollars)		As at
	July 31, 2012	Oct. 31, 2011
Trading loans, securities and other	$25,714	$22,435
Available-for-sale securities	106	131
Other assets	100	150
Total	$25,920	$22,716

Assets Sold with Recourse
In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets in which the Bank may have an obligation to repurchase the assets. The nature of these representations and warranties are for the Bank, as the seller, to represent that the Bank has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

Assets Sold with Contingent Repurchase Obligations
The Bank sells mortgage loans to the TD Mortgage Fund (the “Fund”), a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties and are government guaranteed. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank has an obligation to repurchase mortgage loans when they default for an amount equal to their carrying amount. Any losses on the repurchased defaulted mortgages are recovered through the government guarantee. In addition, if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions, it has the option to sell the mortgage loans back to the Bank at their fair value. Generally, the term of these agreements do not exceed five years.

NOTE 18 REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
During the nine months ended July 31, 2012, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple (ACM). This guideline is based on the “International Convergence of Capital Measurement and Capital Standards – A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. Current period calculations are based on IFRS while comparative calculations are based on Canadian GAAP. The Bank’s regulatory capital positions as at July 31, 2012 and October 31, 2011 were as follows:

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 71

Regulatory Capital Position
(millions of Canadian dollars, except as noted)		As at
	July 31	Oct. 31
	2012	2011	1
Tier 1 capital	$30,047	$28,503
Tier 1 capital ratio2	12.2%	13.0%
Total capital3	$37,505	$34,978
Total capital ratio4	15.2%	16.0%
Assets-to-capital multiple (ACM)5	18.3	17.2
1	Calculated based on Canadian GAAP.
2	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
3	Total capital includes Tier 1 and Tier 2 capital.
4	Total capital ratio is calculated as Total capital divided by RWA.
5
The ACM is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total capital.

OSFI’s target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.
OSFI’s relief provision permits phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. OSFI has also provided IFRS transitional provisions for the ACM, which allows for the exclusion of assets securitized and sold through programs sponsored by the Canada Mortgage and Housing Corporation prior to March 31, 2010 from the calculation of ACM. The IFRS transition adjustment for regulatory capital is the difference between adjusted net Tier 1 capital under Canadian GAAP and IFRS at October 31, 2011. In the absence of this election, the Company’s Tier 1 and Total capital would be $29 billion and $37 billion, respectively, at July 31, 2012.

NOTE 19 RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A in this report relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

NOTE 20 TRANSITION TO IFRS

The Bank adopted IFRS effective November 1, 2011. Prior to the adoption of IFRS, the Bank prepared its Interim Consolidated Financial Statements in accordance with Canadian GAAP. The Bank prepared its opening IFRS Consolidated Balance Sheet as at November 1, 2010, the date of transition to IFRS which forms the starting point for the Bank’s financial reporting under IFRS. This note discloses the principal adjustments made by the Bank in preparing the required adjustments between IFRS and previous Canadian GAAP to total equity and total comprehensive income for the comparative periods ended July 31, 2011. Please refer to Note 34 in the Annual Consolidated Financial Statements in the 2011 Annual Report and Note 21 “Transition to IFRS” in the Interim Consolidated Financial Statements for the period ended April 30, 2012 for a description of the key differences between Canadian GAAP and IFRS, and the key accounting policy choices selected.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 72

RECONCILIATION OF ADDITIONAL PERIODS FROM CANADIAN GAAP TO IFRS
a) Equity Reconciliation as at October 31, 2011 and July 31, 2011
The following is a reconciliation of the Bank’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS as at October 31, 2011 and July 31, 2011 by type of adjustment.

Reconciliation of Consolidated Equity from Canadian GAAP to IFRS
(millions of Canadian dollars)	As at
	Oct. 31	July 31
	2011	2011
Equity under Canadian GAAP1	$46,852	$43,275
Effect of transition to IFRS
Mandatory exception under IFRS 1:
Derecognition of financial instruments (securitizations)	(568)	(426)
Hedge accounting	(12)	(5)
	(580)	(431)
Elective exemption under IFRS 1:
Employee benefits	(748)	(762)
Business combinations	(2,153)	(2,072)
Designation of financial instruments	170	169
Currency translation differences	—	—
	(2,731)	(2,665)
Other adjustments:
Loan origination costs	(356)	(360)
Consolidation	(90)	(92)
Employee benefits	(77)	(77)
Share-based payments	(110)	(100)
Income taxes2	(81)	(73)
Equity securities classified as available-for-sale with no quoted market price	89	89
Currency translation differences	(265)	(46)
Other	(130)	(52)
	(1,020)	(711)
Presentation differences:
Non-controlling interests in subsidiaries	1,483	1,452
Total effect of transition to IFRS	$(2,848)	$(2,355)
Equity under IFRS	$44,004	$40,920
1	‘Equity’ was referred to as ‘Shareholders’ Equity’ under Canadian GAAP and did not include non-controlling interests in subsidiaries.
2	Income taxes relates to all IAS 12 adjustments. All other adjustments are net of income taxes.

b) Net Income for the Year Ended October 31, 2011 and Three and Nine Months Ended July 31, 2011
The following is a reconciliation of the Bank’s net income reported in accordance with Canadian GAAP to its net income under IFRS for the year ended October 31, 2011 and three and nine months ended July 31, 2011.

Reconciliation of Net Income from Canadian GAAP to IFRS
(millions of Canadian dollars)	For the	For the three	For the nine
	year ended	months ended	months ended
	Oct. 31	July 31	July 31
	2011	2011	2011
Net income under Canadian GAAP	$5,889	$1,450	$4,323
Effect of transition to IFRS
IFRS adjustments:
Derecognition of financial instruments (securitizations)	38	19	29
Employee benefits	70	18	52
Business combinations	(19)	(25)	(28)
Loan origination costs	16	8	10
Share-based payments	(13)	(5)	—
Other	(40)	(2)	(8)
	52	13	55
Presentation differences:
Non-controlling interests in subsidiaries	104	27	78
Total effect of transition to IFRS	$156	$40	$133
Net income under IFRS	$6,045	$1,490	$4,456

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 73

c) Comprehensive Income for the Year Ended October 31, 2011 and Three and Nine Months Ended July 31, 2011
The following is a reconciliation of the Bank’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income under IFRS for the year ended October 31, 2011 and three and nine months ended July 31, 2011.

Reconciliation of Consolidated Comprehensive Income from Canadian GAAP to IFRS by Line Item
(millions of Canadian dollars)			For the year ended
			October 31, 2011
		Effect of Transition to IFRS
	Canadian		Presentation
	GAAP	Adjustments	Changes	IFRS
Net income1	$5,889	$52	$104	$6,045
Other comprehensive income (loss), net of income taxes
Change in unrealized gains on available-for-sale securities	(172)	(158)	84	(246)
Reclassification to earnings of net losses in respect of available-for-sale securities	(92)	(30)	—	(122)
Net change in unrealized foreign currency translation gains (losses) on
investments in foreign operations	(298)	(166)	(332)	(796)
Net foreign currency translation gains (losses) from hedging activities	—	—	332	332
Change in net gains (losses) on derivatives designated as cash flow hedges	801	(58)	(103)	640
Reclassification to earnings of net gains on cash flow hedges	(708)	(49)	19	(738)
Other comprehensive income (loss) for the period	(469)	(461)	—	(930)
Comprehensive income (loss) for the period	$5,420	$(409)	$104	$5,115
Attributable to:
Preferred shareholders	$180	$—	$—	$180
Common shareholders	5,240	(409)	—	4,831
Non-controlling interests	—	—	104	104
			For the three months ended
			July 31, 2011
Net income1	$1,450	$13	$27	$1,490
Other comprehensive income (loss), net of income taxes
Change in unrealized gains on available-for-sale securities	194	176	(180)	190
Reclassification to earnings of net losses in respect of available-for-sale securities	(75)	(8)	—	(83)
Net change in unrealized foreign currency translation gains (losses) on
investments in foreign operations	146	56	133	335
Net foreign currency translation gains (losses) from hedging activities	—	—	(133)	(133)
Change in net gains (losses) on derivatives designated as cash flow hedges	834	(129)	204	909
Reclassification to earnings of net gains on cash flow hedges	(187)	(172)	(24)	(383)
Other comprehensive income (loss) for the period	912	(77)	—	835
Comprehensive income (loss) for the period	$2,362	$(64)	$27	$2,325
Attributable to:
Preferred shareholders	$43	$—	$—	$43
Common shareholders	2,319	(64)	—	2,255
Non-controlling interests	—	—	27	27
			For the nine months ended
			July 31, 2011
Net income1	$4,323	$55	$78	$4,456
Other comprehensive income (loss), net of income taxes
Change in unrealized gains on available-for-sale securities	(91)	(374)	376	(89)
Reclassification to earnings of net losses in respect of available-for-sale securities	(72)	(26)	—	(98)
Net change in unrealized foreign currency translation gains (losses) on
investments in foreign operations	(1,600)	147	(963)	(2,416)
Net foreign currency translation gains (losses) from hedging activities	—	—	963	963
Change in net gains (losses) on derivatives designated as cash flow hedges	34	(67)	(348)	(381)
Reclassification to earnings of net gains on cash flow hedges	(517)	382	(28)	(163)
Other comprehensive income (loss) for the period	(2,246)	62	—	(2,184)
Comprehensive income (loss) for the period	$2,077	$117	$78	$2,272
Attributable to:
Preferred shareholders	$132	$—	$—	$132
Common shareholders	1,945	117	—	2,062
Non-controlling interests	—	—	78	78
1	See ‘Reconciliation of Net Income from Canadian GAAP to IFRS’ table in this note.

TD BANK GROUP • THIRD QUARTER 2012 REPORT TO SHAREHOLDERS	Page 74

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating
duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:
CIBC Mellon Trust Company*
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 or 416-682-3860
Facsimile: 1-888-249-6189
inquiries@canstockta.com or www.canstockta.com

*Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming)
receiving annual and quarterly reports

Co-Transfer Agent and Registrar:
Computershare Shareowner Services LLC
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
shrrelations@cpushareownerservices.com
or www.cpushareownerservices.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary
For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on August 30, 2012. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at http://www.td.com/investor/qr_2012.jsp on August 30, 2012, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3415 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2012.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 30, 2012, until October 1, 2012, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4557882, followed by the pound key.

Annual Meeting
Thursday, April 4, 2013
Ottawa, Ontario